Exhibit 10.1

EXECUTION VERSION

INTEREST PURCHASE AGREEMENT

by and between

SVB Financial Group

and

Pinegrove Sierra HoldCo LLC

Dated as of May 2, 2024

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

3.1 Organization, Good Standing and Qualification	33
3.2 Authority; Approval	33
3.3 Governmental Filings; No Violations	33
3.4 Litigation	34
3.5 Compliance with Laws; Registration and Permits	34
3.6 Equity Financing; Available Funds	35
3.7 Investment Intent	36
3.8 Brokers and Finders	36
3.9 No Other Representations or Warranties	36

ARTICLE IV

COVENANTS

4.1 Interim Operations of the Target Companies, General Partner Entities and Sponsored Funds	38
4.2 Cooperation and Efforts to Consummate Transactions; Status Updates; Milestones	42
4.3 Regulatory Filings/Approvals	43
4.4 Third-Party Consents	45
4.5 Access and Reports	45
4.6 Publicity	46
4.7 Service Provider Matters	46
4.8 Confidentiality	47
4.9 Tax Matters	49
4.10 Intercompany Arrangements; Transition Services	53
4.11 Maintenance of Books and Records	55
4.12 Rebranding and Transitional Trademark License	55
4.13 Client Consents	56
4.14 Further Assurances	58
4.15 Books and Records	58
4.16 No Solicitation	58
4.17 Insurance	60
4.18 Financing	61
4.19 FCB License Agreement	62
4.20 Member Support and Consent Agreement	62
4.21 REF Hedging Arrangement	62

ARTICLE V

BANKRUPTCY MATTERS

5.1 Bankruptcy Court Filings	63
5.2 Buyer Protections Order; Sale Order	64

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligation to Consummate the Transactions	64
6.2 Conditions to Obligations of the Buyer	65
6.3 Conditions to Obligations of the Seller	66
6.4 Frustration of Closing Conditions	67

ARTICLE VII

TERMINATION

7.1 Termination	67
7.2 Effect of Termination; Closing Purchase Price Deposit	70
7.3 Termination Fee; Expense Reimbursement	71

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1 Survival	73
8.2 Entire Agreements; Amendment; Waiver	73
8.3 Expenses	74
8.4 Counterparts	74
8.5 Governing Law	74
8.6 Specific Performance	74
8.7 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	75
8.8 Notices	76
8.9 Severability	77
8.10 Assignment; Third-Party Beneficiaries	78
8.11 Non-Recourse	78
8.12 Interpretation; Construction	79

EXHIBITS

Exhibit A – Definitions
Exhibit B – Target Companies, General Partner Entities, Evergreen Fund and Selected QIF Entities
Exhibit C – Sponsor Commitments
Exhibit D – Carried Interest
Exhibit E – Form of Buyer Protections Order
Exhibit F – Form of Sale Order
Exhibit G-1 – General Partner Entity Organizational Document Amendments
Exhibit G-2 – Target Company Organizational Document Amendments
Exhibit H – Member Support and Consent Agreement

Exhibit I – Transition Services
Exhibit J – Seller Trademarks
Exhibit K – Pre-Closing Restructuring
Exhibit L – Fund Instrument of Assignment
Exhibit M – Financial Statements

SCHEDULES

Seller Disclosure Schedule

INTEREST PURCHASE AGREEMENT

THIS INTEREST PURCHASE AGREEMENT (including the Exhibits and Schedules hereto, each as amended or restated from time to time, this “Agreement”), dated as of May 2, 2024 (the “Execution Date”), is made by and between SVB Financial Group, a Delaware corporation (the “Seller”), and Pinegrove Sierra HoldCo LLC, a Delaware limited liability company (the “Buyer”). The Seller and the Buyer are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, as of the Execution Date, the Seller is the direct or indirect owner of certain Equity Interests of the Target Companies, the General Partner Entities, the Evergreen Fund, QIF 1 and QIF 7, each listed in Exhibit B;

WHEREAS, on March 17, 2023, the Seller commenced voluntary proceedings under Chapter 11 of the Bankruptcy Code by filing a petition for relief in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under the caption In re SVB Financial Group (Case No. 23-10367 (MG)) (the “Bankruptcy Proceeding”);

WHEREAS, the Seller formed the Target Companies and General Partner Entities to act, as applicable, in the capacity or capacities of general partner, manager, managing member, management company and/or investment adviser, servicer, or holding company for one or more of the foregoing, with respect to the Sponsored Funds;

WHEREAS, the Seller has made certain capital commitments to the Sponsored Funds (including, for the avoidance of doubt, Evergreen Fund and QIF 1) and QIF 7, which are, in the case of Evergreen Fund, QIF 1 and QIF 7, funded and held directly by the Seller, and in the case of the other Sponsored Funds, funded and held indirectly by the Seller through a General Partner Entity, in each case as set forth on Exhibit C (collectively, the “Sponsor Commitments”);

WHEREAS, the Seller is a recipient of Carried Interest from the General Partner Entities as set forth on Exhibit D;

WHEREAS, on September 20, 2023, the Bankruptcy Court entered an order (the “Restructuring Order”) approving (a) the Seller’s assumption of, and assignment to, SVB Capital Management, LLC (the “Management Company”), a Delaware limited liability company and a wholly owned subsidiary of the Seller registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), the Advisory Contracts and (b) the contribution of the Seller’s manager interests in the Qualified Investors Funds to the Management Company (the “Restructuring”);

WHEREAS, prior to the Execution Date, the Seller completed the Restructuring, and the Management Company hired certain individuals providing services in support of the Seller’s sponsorship and management of the Sponsored Funds;

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, (i) a portion of the issued and outstanding Equity Interests of the Target Companies and General Partner Entities and (ii) all of the issued and outstanding Equity Interests of each of Evergreen Fund, QIF 1 and QIF 7, that are each owned directly or indirectly by the Seller (such Equity Interests owned by the Seller, collectively, the “Interests”, such portion of the Interests to be purchased by the Buyer, the “Sale Interests” and such portion of the Interests to be retained by the Seller, the “Retained Interests”) (and by extension, a portion of the Sponsor Commitments that the Seller holds through its Interests in the General Partner Entities, Evergreen Fund, QIF 1 and QIF 7 and a portion of the Seller’s rights and interest in the Carried Interest that the Seller holds through its Interests in the General Partner Entities) in a sale authorized by the Bankruptcy Court pursuant to, inter alia, sections 105, 363 and 365 of the Bankruptcy Code, in accordance with the other applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and the Local Bankruptcy Rules for the Southern District of New York, all upon the terms and subject to the conditions set forth in this Agreement and subject to entry of the Sale Order;

WHEREAS, the division of the Interests into the Sale Interests and the Retained Interests shall be effected at Closing through the Organizational Document Amendments and shall be consistent with the terms set forth in Exhibits G-1 and G-2;

WHEREAS, at least ten (10) days prior to the Closing, the Sellers will effect the restructuring described in Exhibit K (the “Pre-Closing Restructuring”);

WHEREAS, the Seller intends to seek entry of the Buyer Protections Order by the Bankruptcy Court upon the terms and subject to the conditions set forth herein and in the Buyer Protections Order;

WHEREAS, the execution and delivery of this Agreement and the Seller’s ability to consummate the Transactions are subject to, among other things, the Bankruptcy Court’s entry of the Sale Order under, inter alia, sections 105, 363 and 365 of the Bankruptcy Code;

WHEREAS, the Buyer has delivered to the Seller a duly executed Equity Commitment Letter pursuant to which each Parent, subject to the terms and conditions in the Equity Commitment Letter, has agreed to provide the Buyer the Equity Financing for the Transactions in the aggregate amount set forth therein; and

WHEREAS, the Seller and the Buyer desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE; DEPOSIT; PAYMENT; CLOSING; CLOSING DELIVERIES

1.1 Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, assign, convey, transfer and deliver to the Buyer, and the Buyer shall purchase, assume and accept from the Seller, all of the Sale Interests, whether directly from the Seller or indirectly through the acquisition of the applicable

Target Company, free and clear of any Liens (other than any transfer restrictions imposed by federal and state securities Laws and Permitted Post-Closing Encumbrances), in exchange for the Closing Purchase Price, subject to adjustment pursuant to Section 1.5 (Closing Statements), the Post-Closing Payments (to the extent payable pursuant to Section 1.8 (Fundraising Payments)), and the economic entitlements provided for in the Organizational Document Amendments.

1.2 Deposit. Buyer shall, no later than forty-eight (48) hours after the entry of the Buyer Protections Order by the Bankruptcy Court, make, or cause to be made, a deposit (the “Deposit”) with Citibank, N.A. (the “Escrow Agent”) in the amount equal to $50,500,000 (the “Deposit Amount”), by wire transfer of immediately available funds for deposit into a separate segregated, interest bearing escrow account (the “Escrow Account”) maintained by the Escrow Agent in accordance with the Buyer Protections Order and established pursuant to the Escrow Agreement. The Deposit shall not be subject to any lien, attachment, trustee process, or any other judicial process of any creditor of Seller or Buyer, and, if the Closing occurs, shall be released in accordance with Section 1.4 (Deliveries at Closing), or if the Agreement is terminated in accordance with Article VII (Termination), be released to the Seller or returned to the Buyer in accordance with the applicable provisions of Article VII (Termination).

1.3 Time and Place of Closing. The closing of the purchase and sale provided for in this Agreement (the “Closing”) will take place at 9:00 a.m., Eastern Time, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004 or remotely via electronic exchange of documents and signatures, on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the last condition in Article VI (Conditions) to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or, to the extent permitted by applicable Law, waiver of those conditions) or at such other time and place as the Buyer and the Seller mutually agree (the “Closing Date”).

1.4 Deliveries at Closing.

(a) By the Seller. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (or at such later time as may be specified below), the Seller shall deliver or cause to be delivered to the Buyer:

(i) a properly completed and duly executed IRS Form W-9 (or successor form thereto) of the Seller;

(ii) the Fund Instrument of Assignment for all of the issued and outstanding Equity Interests of Evergreen Fund owned by the Seller, duly executed by the Seller;

(iii) the Fund Instrument of Assignment for all of the issued and outstanding Equity Interests of QIF 1 owned by the Seller, duly executed by the Seller;

(iv) the Fund Instrument of Assignment for all of the issued and outstanding Equity Interests of QIF 7 owned by the Seller, duly executed by the Seller;

(v) a counterpart to a joint instruction to the Escrow Agent, instructing the Escrow Agent to release the Deposit to the Seller;

(vi) the Organizational Document Amendments, duly executed by the applicable members of the Target Companies and General Partner Entities (including the Seller and the Management Company, as applicable); and

(vii) the certificate contemplated by Section 6.2(e) (Closing Certificate).

(b) By the Buyer. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer shall deliver or cause to be delivered:

(i) a counterpart to a joint instruction to the Escrow Agent, instructing the Escrow Agent to release the Deposit to the Seller;

(ii) by wire transfer of immediately available funds to such bank account(s) of the Seller or its Affiliate as designated in writing by the Seller prior to the Closing, an amount equal to the Closing Purchase Price (such amount, the “Closing Payment”);

(iii) signature pages to the Organizational Document Amendments, duly executed by the Buyer or its designee; and

(iv) the certificate contemplated by Section 6.3(c) (Closing Certificate).

1.5 Closing Statements.

(a) Estimated Closing Statement. No later than five (5) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a statement (the “Estimated Closing Statement”), together with supporting documentation used by the Seller in calculating the amounts set forth therein, setting forth a good faith estimate of the Closing Purchase Price and Closing Payment, including a good faith estimate of each of the Closing Purchase Price Components.

(b) Closing Statement. The Seller shall (i) consider in good faith any potential adjustments to the Estimated Closing Statement delivered by the Buyer to the Seller and (ii) address any arithmetic or calculation errors with respect to the Estimated Closing Statement presented by the Buyer, in each case, no later than two (2) Business Days prior to the Closing Date, and shall reissue a statement with such revisions that the Seller has determined are appropriate (the “Closing Statement”) to the Buyer within one (1) Business Day prior to the Closing Date; provided that if the Buyer and the Seller fail to mutually agree upon revisions to the Estimated Closing Statement on or prior to the second (2nd) Business Day prior to the Closing Date, then (x) neither the Buyer nor the Seller shall delay the Closing because of such failure, (y) any revisions to the Estimated Closing Statement mutually agreed between the Buyer and the Seller shall be used in determination of the Closing Statement and the payment of the Closing Purchase Price and Closing Payment, and (z) as to any other items, the amounts set forth in the Closing Statement as determined by the Seller, without any adjustment, shall be the amounts used in the determination of the payment of the Closing Purchase Price and Closing Payment (and which shall be paid by the Buyer to the Seller at Closing but shall be subject to adjustment in accordance with this Section 1.5 (Closing Statements)).

(c) Final Closing Statement. No later than sixty (60) days after the Closing Date, the Buyer shall deliver a statement to the Seller setting forth in reasonable detail with necessary supporting documentation its calculations of the Closing Purchase Price, including the Closing Purchase Price Components (the “Final Closing Statement”). If the Seller disagrees with the Buyer’s calculations set forth in the Final Closing Statement, then the Seller may, within thirty (30) days after delivery of the Final Closing Statement, notify the Buyer of such disagreement in writing setting forth the Seller’s calculation of the disputed amounts in reasonable detail, and the Seller and the Buyer shall, during the following twenty (20) days, use their reasonable best efforts to reach agreement on the disputed items or amounts. If the Buyer and the Seller are unable to reach an agreement during such twenty (20) day period, they shall promptly engage and cause an independent accounting firm of nationally recognized standing reasonably satisfactory to the Buyer and the Seller (which independent accounting firm shall not have any material relationship with the Buyer or the Seller or any of their respective Subsidiaries) (the “Referee”), to promptly review this Agreement and the disputed items or amounts for the purpose of calculating any disputed calculation reflected on the Final Closing Statement. In making such calculations, the Referee shall consider only those items or amounts in the Final Closing Statement as to which the parties have disagreed. The Referee shall deliver to the Buyer and the Seller, as promptly as practicable (and in any event within sixty (60) days of the engagement of such accounting firm), a report setting forth calculations of any disputed calculations set forth on the Final Closing Statement, which calculations shall be final, conclusive and binding upon the parties hereto. The cost of such review and report shall be allocated between the Seller and the Buyer in the same proportion that the aggregate amount of the items unsuccessfully disputed by each (as finally determined by the Referee) bears to the total amount of the disputed items. The Seller and the Buyer shall reasonably cooperate with such accounting firm in preparation of such report, including providing copies of reasonably necessary books, records and work papers of the Seller and the Buyer, as applicable.

(d) Within five (5) Business Days after the Final Closing Statement becomes final and binding upon the Parties pursuant to Section 1.5(c) (Final Closing Statement), unless the Closing Purchase Price equals the Closing Payment (in which case no payment will be made pursuant to this Section 1.5(d) (Closing Statements), one of the following payments shall be made:

(i) If the Closing Purchase Price, as finally determined in accordance with the foregoing provisions of this Section 1.5 (Closing Statements), exceeds the Closing Payment (such amount, the “Closing Underpayment”), the Buyer shall pay, or cause to be paid, within five (5) Business Days of such determination, an aggregate amount equal to the Closing Underpayment to the Seller by wire transfer of immediately available funds.

(ii) If the Closing Purchase Price, as finally determined in accordance with the foregoing provisions of this Section 1.5 (Closing Statements), is less than the Closing Payment (such amount, the “Closing Overpayment”), the Seller shall pay, or cause to be paid, within five (5) Business Days of such determination, an aggregate amount equal to the Closing Overpayment to the Buyer by wire transfer of immediately available funds.

(e) Any payment made pursuant to this Section 1.5 (Closing Statements) shall be treated as an adjustment to the Purchase Price for applicable Tax purposes, unless a different treatment is otherwise required by applicable Law.

1.6 Assumption and Assignment of Certain Contracts.

(a) Subject to the provisions of this Section 1.6 (Assumption and Assignment of Certain Contracts), section 365 of the Bankruptcy Code, the Buyer Protections Order, the Sale Order and any other applicable Order(s) of the Bankruptcy Court authorizing the assumption and assignment of such Contracts, at the Closing, the Seller shall assume and assign to the Buyer, and the Buyer shall assume, the entirety of the Seller’s right, title and interest in each Contract listed on Section 1.6(a) of the Seller Disclosure Schedule as of the Closing, with respect to which an Order has been entered by the Bankruptcy Court (which may be the Sale Order) authorizing the assumption and assignment of such Contract (such Contracts collectively, the “Assumed Contracts”).

(b) If, at any time during the period beginning upon the Execution Date and prior to the Closing Date, either Party becomes aware of any Contract of the Seller used primarily by and for the benefit of the Target Companies, General Partner Entities or Sponsored Funds and not initially included in Section 1.6(a) of the Seller Disclosure Schedule (an “Inadvertently Omitted Debtor Contract”), such Party may provide written notice to the other Party of the existence of such Contract (an “Assignment Notice”). After receipt of an Assignment Notice, the Parties shall consult in good faith to determine whether such Contract is primarily used by and for the benefit of the Target Companies, General Partner Entities or Sponsored Funds.

(i) If, after good faith consultation, (A) the Parties agree that a Contract subject to an Assignment Notice is primarily used by and for the benefit of the Target Companies, General Partner Entities or Sponsored Funds and (B) such Contract is not necessary to the reorganization of the Seller (as determined by the Seller in its sole discretion), the Seller shall provide to the Buyer the Seller’s reasonable, good-faith estimate of the Cure Costs for such Inadvertently Omitted Debtor Contract, which amounts shall be subject to the Buyer’s reasonable consent. Upon the Buyer’s receipt of the Seller’s reasonable, good-faith estimate of the Cure Costs for an Inadvertently Omitted Debtor Contract, delivered in accordance with the immediately preceding sentence, such Contract shall be deemed an Assumed Contract, and the Seller shall give notice to the other parties to any such Contract pursuant to the assumption and assignment procedures set forth in the Buyer Protections Order.

(ii) If, after good faith consultation, (A) the Parties disagree that a Contract subject to an Assignment Notice is primarily used by or for the benefit of the Target Companies, General Partner Entities or Sponsored Funds or (B) such Contract is necessary to the reorganization of the Seller (as determined by the Seller in its sole discretion), the Parties shall work in good faith and use commercially reasonable efforts to provide that, to the extent reasonably possible, the Target Companies, General Partner Entities or Sponsored Funds, as applicable, are able to continue to use such goods and services in the operation of their businesses, including, without limitation, entry into a subcontract for those goods and services used by the Target Companies, General Partner Entities or

Sponsored Funds, as applicable, until such time as the Buyer is able to procure replacement contracts for such goods or services or if earlier, until the end of the term of such Contract (provided that prior to terminating any such Contract or letting such Contract expire without renewal, the Seller will provide the Buyer an opportunity to assume the Contract).

(c) The Buyer shall pay all Cure Costs in respect of the Assumed Contracts, which shall not be the obligation, liability or responsibility of the Seller. The Buyer has delivered evidence of the Buyer’s ability to comply with section 365 of the Bankruptcy Code, including adequate assurance of future performance, in connection with the assumption and assignment of the Assumed Contracts. Upon written request by the Buyer, the Seller shall provide to the Buyer as promptly as practicable the proposed Cure Costs as of the date of such request with respect to any Contracts identified by the Buyer in such written request.

(d) The Seller shall take commercially reasonable actions in order to effect the assumption and assignment to the Buyer of each Assumed Contract, including, to the extent applicable, by filing with the Bankruptcy Court one or more motions, each in form and substance reasonably acceptable to the Buyer, seeking authorization to assume and assign each Assumed Contract to the Buyer on the terms and conditions set forth herein pursuant to section 365 of the Bankruptcy Code, and by taking all actions reasonably necessary to facilitate any negotiations with the counterparties to such Contracts, and providing timely and proper notice of the proposed assumption and assignment of the Assumed Contracts to each applicable counterparty to such Contracts.

(e) At the Closing, the Seller shall assign to the Buyer, and the Buyer shall assume, the entirety of the Seller’s right, title and interest in and to each Contract listed on Section 1.6(e) of the Seller Disclosure Schedule (such Contracts collectively, the “Non-Executory Assigned Contracts” and, together with Assumed Contracts, the “Assigned Contracts”), in each case free and clear of any Liens other than any Permitted Post-Closing Encumbrances.

(f) Notwithstanding anything to the contrary in this Agreement, a Contract shall not be an Assigned Contract hereunder and shall not be assigned to, or assumed by, the Buyer to the extent that such Contract is terminated by any party thereto, without violating the automatic stay, other than the Seller or expires by its terms, on or prior to such time as it is to be assigned to the Buyer hereunder and is not continued or otherwise extended upon assignment.

(g) Notwithstanding any other provision of this Agreement to the contrary, this Agreement will not constitute an agreement to assign or transfer and will not effect the assignment or transfer of any Assigned Contract or any claim or right or any benefit arising thereunder) if: (i) after giving effect to the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, the Buyer Protections Order, the Sale Order and any other applicable Order(s) of the Bankruptcy Court, an attempted assignment or transfer thereof (A) would be prohibited by applicable Law, (B) would be reasonably likely to subject the Seller, the Buyer, their respective Affiliates or any Representatives of the foregoing to civil or criminal liability or (C) without the approval, authorization, consent or waiver of, or granting or issuance of any license or permit by, any third party (each such action, a “Necessary Consent”), would constitute a breach, default or violation of such Assigned Contract or of any Law or Order or in any way adversely affect the rights of the Buyer with respect to such Assigned Contract; or (ii) the Bankruptcy Court has not entered an

Order approving such assignment or transfer (if applicable). In such event, the Closing shall nonetheless take place on the terms and subject to the conditions set forth herein. In the event that such assignment or transfer is subject to such Necessary Consent being obtained, until the expiration of the Necessary Consent Period, (A) the Seller and the Buyer will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Assigned Contract or any claim or right or any benefit arising thereunder for the assignment or transfer thereof to the Buyer as the Buyer may reasonably request and (B) the Seller and the Buyer shall cooperate in good faith in any lawful and commercially reasonable arrangement reasonably proposed by the Seller and reasonably acceptable to the Buyer, including subleasing, subcontracting, licensing or sublicensing to the Buyer, all of the Seller’s rights and obligations with respect to any such Assigned Contract (it being agreed that the existing terms and conditions under such Assigned Contract shall be deemed reasonably acceptable to the Buyer); provided, however, that, no Party will be obligated to (1) pay any consideration or make any other economic concession therefor to any third party from whom approval, authorization, consent or waiver is requested or (2) initiate any litigation or legal proceedings (other than the prosecution of the motion(s) seeking entry of the Buyer Protections Order and the Sale Order and authorization to assume and assign the Assumed Contracts as contemplated pursuant to this Section 1.6 (Assumption and Assignment of Certain Contracts)) to obtain any such approval, authorization, consent or waiver. Upon satisfying any requisite objection and/or Necessary Consent requirement applicable to any such Assigned Contract after the Closing, such Assigned Contract shall promptly be transferred and assigned to the Buyer in accordance with the terms of this Agreement and the Bankruptcy Code. If a Necessary Consent for an Assigned Contract is not obtained by the end of the Necessary Consent Period, then, to the extent applicable, such Assigned Contract shall not be assigned or transferred to the Buyer, without any adjustment to the Closing Purchase Price.

1.7 Tax Withholding. The Buyer and/or any applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer and/or any applicable withholding agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax law. The Buyer and/or any applicable withholding agent shall (i) notify the Seller at least five (5) Business Days prior to withholding any amounts under this Agreement other than in respect of amounts treated as compensation for Tax purposes or with respect to any withholding required by reason of the failure to timely deliver an IRS Form W-9 pursuant to Section 1.4(a)(i) and (ii) use commercially reasonable efforts to (A) cooperate with the Seller to minimize or eliminate any such withholding and (B) take into account any certificate or other document provided by the Seller that mitigates, reduces, eliminates or recovers any Tax (including withholding or deduction in respect of Taxes) that is or may be imposed with respect to the Transactions; provided that the Buyer and its Affiliates shall not be required to incur unreimbursed cost and expense in connection with the foregoing. To the extent that such amounts are so withheld and paid over to the proper Governmental Entity, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to the Seller.

1.8 Fundraising Payments. During the period following the Closing and prior to the date that is ten (10) years following the Closing (the “Fundraising Period”), Buyer shall pay to Seller up to an aggregate of Ten Million Dollars ($10,000,000) (the “Maximum Amount”), to the extent required by this Section 1.8 (Fundraising Payments).

(a) If, at any time during the Fundraising Period, the amount of New Capital Raised equals or exceeds seven hundred and fifty million dollars ($750,000,000), Buyer shall pay to Seller by wire transfer of immediately available funds to an account designated by the Seller in writing, an amount equal to five million dollars ($5,000,000) (the “First Payment”); and

(b) If, at any time during the Fundraising Period, the amount of New Capital Raised equals or exceeds one billion five hundred million dollars ($1,500,000,000), Buyer shall pay to Seller by wire transfer of immediately available funds to an account designated by the Seller in writing, an amount equal to five million dollars ($5,000,000) (the “Second Payment”, together with the First Payment, the “Post-Closing Payments”, and each, a “Post-Closing Payment”).

(c) Upon the written request of Seller during the Fundraising Period (which request may be made not more than one (1) time in any twelve (12) month period (or, for so long as Seller is subject to periodic reporting obligations under the Exchange Act, not more than four (4) times in any twelve (12) month period), Buyer shall provide Seller with a good faith estimate of New Capital Raised as of the date of such written request. Buyer shall use its commercially reasonable efforts to provide such estimate within thirty (30) days of receipt of such written request from Seller. If Seller disagrees with Buyer’s estimate of New Capital Raised, then Seller may notify Buyer of such disagreement in writing, describing the basis for Seller’s dispute in reasonable detail. Seller and Buyer shall, during the following twenty (20) days, use their reasonable best efforts to reach agreement on the disputed items or amounts. If Buyer and Seller are unable to reach an agreement during such twenty (20) day period, they shall promptly engage and cause a Referee to promptly review such disputed items or amounts. The Referee shall deliver to Buyer and Seller, as promptly as practicable (and in any event, within sixty (60) days of the engagement of such Referee), a report setting forth its determination of such disputed items or amounts, which calculations shall be final, conclusive, and binding upon the Parties. The cost of such review and report shall be allocated between Seller and Buyer in the same proportion that the aggregate amount of the items unsuccessfully disputed by each (as finally determined by the Referee) bears to the total amount of the disputed items. Seller and Buyer shall reasonably cooperate with such Referee in the preparation of such report, including providing copies of any reasonably necessary books, records, and work papers of the Buyer and Seller as applicable.

(d) Following the Closing, Buyer shall, and shall cause its Affiliates to, not take any action (or omit to take any action) for the primary purpose of frustrating, reducing or delaying the payment of a Post-Closing Payment, if any, or the achievement of the applicable New Capital Raised-based milestones to achieving such Post-Closing Payment, if any, contained in this Section 1.8 (Fundraising Payments).

(e) The Buyer and Seller shall treat and report for applicable Tax and financial reporting purposes the payment of any Post-Closing Payment as payment of additional purchase price, except that, to the extent required by applicable Law, a portion of such Post-Closing Payment shall be treated and reported for such purposes by Buyer and Seller as interest, which portion shall be determined by using the appropriate applicable federal rate (as defined in Section 1274(d) of the Code and the Treasury Regulations promulgated thereunder).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the corresponding sections or sub-sections of the disclosure schedule delivered to the Buyer by the Seller prior to or simultaneously with the execution of this Agreement (the “Seller Disclosure Schedule”), the Seller represents and warrants to the Buyer as follows:

2.1 Ownership of Interests. The Seller is the sole direct or indirect owner of the Interests. All Carried Interest is owned by the General Partner Entities. The Seller (or a Target Company) has good and valid title to all such Interests, free and clear of all Liens (other than any transfer restrictions imposed by federal and state securities Laws and Permitted Pre-Closing Encumbrances), and upon delivery by the Seller, or acquisition by the Buyer, of the Sale Interests at the Closing, good and valid title to the Sale Interests will pass to the Buyer or remain with the applicable Target Company. The Sponsor Commitments are held by the Seller free and clear of any and all Liens.

2.2 Organization, Good Standing and Qualification.

(a) The Seller (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate or similar power and authority to own, pledge or dispose of the Interests, (iii) has all requisite corporate or similar power and authority to carry on its business as presently conducted and (iv) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (iii) or (iv) where the failure to be so qualified or in good standing, would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, or reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) Each of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7 (i) is a limited liability company or limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware or the State of California, as applicable, (ii) has all requisite limited liability company, limited partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign limited liability company, limited partnership or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (ii) or (iii) where the failure to be so qualified or in good standing, would not reasonably be expected to be material to the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7, taken as a whole or reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. The Seller has made available to the Buyer true, complete and correct copies of the certificates of formation or certificates of limited partnership and limited liability company agreements and limited partnership agreements, in each case, as amended, of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7 prior to the Execution Date (“Organizational Documents”), and each as so delivered is in full force and effect.

2.3 Capital Structure.

(a) The outstanding Equity Interests of each of the Target Companies, General Partner Entities, Evergreen Fund and QIF 7 is as set forth on Exhibit B. Other than Equity Interests in the Evergreen Fund, QIF 1 and QIF 7 that constitute the Sale Interests, and Equity Interests in CP II, L.P., Strategic Investors Fund II, L.P., Strategic Investors Fund III, L.P., and Strategic Investors Fund IV, L.P., the Seller and its Affiliates (other than the General Partner Entities) do not directly or indirectly own any other Equity Interests in the Sponsored Funds. All of the outstanding Interests have been duly authorized and are validly issued, fully paid and, to the extent applicable, nonassessable. The Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7 do not have any outstanding bonds, debentures, notes or other obligations of indebtedness, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 or QIF 7 on any matter. Except for this Agreement and the Organizational Documents of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7, the Interests are not subject to any voting trust agreements, proxies or other Contracts with respect to the voting, purchase, repurchase, dividend rights, disposition or transfer of the Interests.

(b) Except as set forth on Section 2.3(b) of the Seller Disclosure Schedule, there are no preemptive or other outstanding equity awards, rights, options, warrants, agreements, arrangements or commitments under which any Target Company, General Partner Entity, Evergreen Fund, QIF 1 or QIF 7 is or may become obligated to sell, or giving any Person a right to acquire or in any way dispose of, any Equity Interests of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 or QIF 7 or any securities or obligations exercisable or exchangeable for, or convertible into, any securities of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 or QIF 7, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for this Agreement and the respective Organizational Documents of the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7, neither the Seller nor any of its Affiliates is party to any Contract with respect to the voting, purchase, dividend rights, disposition or transfer of the Interests.

(c) (i) No Target Company or General Partner Entity has any Subsidiary, except that the Management Company is a wholly owned Subsidiary of SVB Capital Holdco, LLC, and (ii) no Target Company or General Partner Entity owns or holds the right to acquire any Equity Interests in any other Person, in each case other than the Equity Interests in the Sponsored Funds.

2.4 Authority; Approval. Subject to the issuance of the Buyer Protections Order and the Sale Order:

(a) the Seller has all requisite corporate or similar power and authority and has taken all organizational or similar action necessary in order to execute, deliver and perform its respective obligations under the Transaction Documents and to perform its covenants and obligations thereunder and to consummate the transactions contemplated thereby, including the Transactions; and

(b) this Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Buyer, is a legal, valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, preferential transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Equitable Exception”).

2.5 Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, Permits and authorizations required, as applicable, under the HSR Act, and subject to the issuance of the Buyer Protections Order and the Sale Order, no expirations of waiting periods under applicable Antitrust Laws are required and no notices, reports or other filings are required to be made by the Seller or any Target Company, General Partner Entity, Sponsored Fund, the Evergreen Fund or QIF 7, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Seller, any Target Company, General Partner Entity, Sponsored Fund or QIF 7 from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by the Seller, the Target Companies, the General Partner Entities or the Sponsored Funds, or the consummation of the Transactions; provided, however, that no representation or warranty is made with respect to waiting periods, authorizations, consents, registrations, Permits, approvals, notices, reports or filings with any Governmental Entity or Self-Regulatory Organization that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(b) Except as set forth on Section 2.5(b) of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Seller does not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, cancellation or acceleration of any obligation under, or result in the creation of a Lien on any of the Interests or assets of the Target Companies, General Partner Entities or Sponsored Funds, under any provision of (i) the Organizational Documents of the Target Companies or General Partner Entities, (ii) subject to the receipt of applicable Client Consents, the Fund Documentation or Side Letters, (iii) subject to the Sale Order, any Material Contract, Lease or Permit or (iv) subject to the Buyer Protections Order or the Sale Order, and assuming (solely with respect to performance of this Agreement and the other Transaction Documents and consummation of the Transactions) compliance with the matters referred to in Section 2.5(a) (Governmental Filings; No Violations), any Laws to which the Seller is subject, except, in the case of clauses (ii), (iii), and (iv) above, for any breach, violation, default, termination, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

2.6 Financial Statements.

(a) The Financial Statements of the Management Company fairly present in all material respects the results of operations and financial positions of the Management Company on a combined basis as of the dates or for the periods indicated therein. The Financial Statements were prepared in accordance with generally accepted accounting standards and do not contain all of the required footnotes, financial statements and related disclosures required by GAAP. The Financial Statements are consistent in all material respects with the books and records of the Management Company. Except as set forth on Section 2.6(a) of the Seller Disclosure Schedule, the Management Company maintains with respect to its business systems of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting, including that (x) transactions are executed in accordance with management’s general or specific authorizations, and (y) transactions are recorded as necessary to permit materially correct preparation of the Financial Statements and to maintain reasonably accurate accountability for its assets. The Management Company does not maintain any “off-balance sheet arrangements” within the meaning of Item 303 of Regulation S-K of the SEC.

(b) Since the date of the Financial Statements, the Management Company does not have any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with generally accepted accounting standards, other than (i) Liabilities set forth on Section 2.6(b) of the Seller Disclosure Schedule, (ii) Liabilities incurred in the ordinary course of business and (iii) other Liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities, and Sponsored Funds, taken as a whole, or reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. Except as set forth on Section 2.6(b) of the Seller Disclosure Schedule, no Liability was transferred or assigned to, or otherwise assumed by, the Target Companies, General Partner Entities or Sponsored Funds as a result of the Restructuring.

2.7 Absence of Certain Changes.

(a) Since December 31, 2023 through the date hereof, there has not occurred any Material Adverse Effect.

(b) Since December 31, 2023 through the date hereof, except (v) as set forth on Section 2.7(b) of the Seller Disclosure Schedule, (w) for actions taken in compliance with the express terms of this Agreement, (x) as required by applicable Law, (y) in connection with any preparation for, or conduct of, the sales process resulting in this Agreement and the Transactions or (z) each of the Seller, the Target Companies and General Partner Entities has conducted its business in the ordinary course of business consistent with past practices and has not taken any actions that would require the consent of the Buyer under Sections 4.1(b)(i) (change in Organizational Documents), 4.1(b)(iii) (acquisitions and mergers), 4.1(b)(v) (encumbrance of Interests), 4.1(b)(vii) (extraordinary distributions), 4.1(b)(viii) (Liens), 4.1(b)(xii) (Governmental Permit), 4.1(b)(xiv) (tax and accounting), 4.1(b)(xv) (settlements), 4.1(b)(xvii) (extraordinary Sponsor Commitments), 4.1(b)(xix) (key person or for cause events), 4.1(b)(xx) (funds in new strategies) and 4.1(b)(xxii) (REF Reinvestment Election Form), and, to the Knowledge of the Seller, each Sponsored Fund has conducted its business in accordance with the Fund Documentation.

2.8 Litigation. Except for the general pendency of the Bankruptcy Proceeding, Actions arising from or related to the Bankruptcy Proceeding and Actions that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, there are no Actions pending or, to the Knowledge of the Seller, threatened against the Seller or any of the Target Companies, General Partner Entities or Sponsored Funds with respect to the Interests or the ownership or operation of the assets of the Target Companies, General Partner Entities and Sponsored Funds, or which seeks to prevent, restrict, or prohibit the consummation of the Transactions, and, to the Knowledge of the Seller, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor.

2.9 Service Provider Benefits.

(a) Section 2.9(a)(i) of the Seller Disclosure Schedule sets forth a correct and complete list of each material Benefit Plan. Section 2.9(a)(ii) of the Seller Disclosure Schedule sets forth a correct and complete list of each Benefit Plan that is sponsored or maintained by the Target Companies or is sponsored or maintained by the Seller or its Affiliate and, in each case, will be assumed by the Buyer at Closing for the benefit of the Continuing Service Providers (each, an “Acquired Seller Plan”).

(b) With respect to each material Benefit Plan and each ERISA Plan, the Seller has made available to the Buyer, to the extent applicable, correct and complete copies of (i) the Benefit Plan document, including any amendments thereto, (ii) the most recent summary plan description and a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) all material correspondence to or from any Governmental Entity received in the last year with respect to any such material Benefit Plan, (iv) the most recent annual report on Form 5500 filed with the Department of Labor, (v) the most recent IRS determination or opinion letter received by the Target Companies, (vi) the most recent actuarial report or audited financial statement and (vii) all non-routine correspondence with the IRS or United States Department of Labor for any matter with respect to which material Liability to the Target Companies remains outstanding.

(c) Except as would not be material to the Target Companies and General Partner Entities, taken as a whole, (i) each Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code and (ii) there are no pending or, to the Knowledge of the Seller, threatened claims (other than routine claims for benefits) or proceedings by, on behalf of or against any Benefit Plan (or, to the Knowledge of the Seller, any fiduciary thereof or service provider thereto) which would reasonably be expected to result in any Liability to the Target Companies or General Partner Entities, and no audit or other Action by a Governmental Entity is pending, or, to the Knowledge of the Seller, threatened with respect to such plan that would reasonably be expected to result in any material Liability to the Target Companies or General Partner Entities. Neither of Seller, Seller’s Affiliates, nor, to the Knowledge of the Seller, any Benefit Plan or trustee, administrator or other third-party fiduciary or party-in-interest thereto has engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code), which would reasonably be expected to result in material Liability to the Target Companies and General Partner Entities. Seller and its respective Affiliates have complied in all material respects with all obligations with respect to any COBRA Liabilities incurred prior to the date hereof.

(d) Each ERISA Plan, if any, that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or, with respect to a prototype plan, can rely on an opinion letter from the IRS issued to the prototype plan sponsor, and, to the Knowledge of the Seller, nothing has occurred with respect to the operation of any such plan which reasonably could be expected to result in the revocation of such favorable determination.

(e) None of the Target Companies, General Partner Entities, or any ERISA Affiliate of the foregoing has, in the last six (6) years, contributed to (or had any obligation of any sort) or has incurred any Liability with respect to (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA (ii) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Except as set forth on Section 2.9(f) of the Seller Disclosure Schedule, no Benefit Plan provides benefits or coverage in the nature of health or life insurance following retirement or other termination of employment other than coverage or benefits required to be provided under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law.

(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting of or increase the amount of compensation or benefits (including severance pay, retention bonus or change in control payment) due to any Service Provider of the Target Companies or General Partner Entities under any Benefit Plan, (ii) cause the Target Companies and General Partner Entities to transfer or set aside any assets to fund any benefits under any Acquired Seller Plan, (iii) result in the forgiveness of indebtedness or trigger of any funding obligation under any Acquired Seller Plan or (iv) impose any restrictions or limitations on the right of any of Seller, Buyer or their respective Affiliates to amend or terminate any Acquired Seller Plan.

(h) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in the payment of any amount that would, individually or in combination with any other payment, constitute an “excess parachute payment” to any “disqualified individual” (each such term as defined in Section 280G of the Code), determined without regard to any arrangements implemented by or at the direction of either of the Buyer or any of its respective Affiliates. No Service Provider has any “gross up” agreements or other assurance of reimbursement for any Taxes resulting from any such “excess parachute payment” or with respect to any violation of Section 409A of the Code.

(i) Each Acquired Seller Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all times been in material compliance in both form and operation with the requirements of Section 409A of the Code.

2.10 Labor Matters.

(a) The Target Companies and General Partner Entities are not a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and there are no pending nor, to the Knowledge of the Seller, threatened activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any service providers of the Target Companies or General Partner Entities, except as would not reasonably be expected to be material to the Target Companies and General Partner Entities taken as a whole, nor has there been any such activity since January 1, 2022.

(b) There is no and, since October 1, 2023, there has not been any, pending or, to the Knowledge of the Seller, threatened strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, arbitration or grievance, or unfair labor practice charges, grievances or labor complaints, in each case, by or with respect to the employees of any Target Company or General Partner Entity, except as would not reasonably be expected to be material to the Target Companies and General Partner Entities taken as a whole. Except as would not reasonably be expected to be material to the Target Companies and General Partner Entities taken as a whole, the Target Companies and General Partner Entities are in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, “mass layoffs” and “plant closings” (as those terms are defined in the WARN Act and similar state and local Laws), classification of independent contractors and workers’ compensation.

(c) With respect to any Service Provider, except as would not reasonably be expected to be material to the Target Companies and General Partner Entities taken as a whole, none of the Target Companies and General Partner Entities has any material Liability with respect to any misclassification of such Person as an independent contractor rather than as an employee, as an “exempt” employee rather than a “non-exempt” employee (within the meaning of the Fair Labor Standards Act of 1938, as amended) or with respect to such Person’s status as a leased employee.

(d) Except (i) as would not be material to the Target Companies, General Partner Entities and Sponsored Funds taken as a whole and (ii) in connection with the Receivership (as defined in Section 2.11 of the Seller Disclosure Schedule), there is no governmental investigation, audit or other similar proceeding pending or, to the Knowledge of Seller, threatened against the Target Companies and General Partner Entities by, on behalf of or relating to any current or former employees of the Target Companies, General Partner Entities or Sponsored Funds.

(e) The Seller has provided to the Buyer a schedule that sets forth a recent, true, correct and complete list, as of the date of this Agreement, of all employees of the Target Companies and General Partner Entities and identifies the job title, work location, date of hire, exempt or non-exempt status, employment status (whether active, on furlough (temporary layoff) or on leave of absence, and the date such leave or furlough commenced), part-time or full-time status, union membership status, annual base salary or regular hourly wage rate.

2.11 Compliance with Laws; Registrations and Permits.

(a) Except as set forth on Section 2.11(a) of the Seller Disclosure Schedule, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, the respective businesses of the Target Companies, General Partner Entities and Sponsored Funds are, and since January 1, 2022 have been, in compliance with all Laws applicable to the respective businesses of the Target Companies, General Partner Entities and Sponsored Funds. To the Knowledge of the Seller, there have been no material Advisers Act compliance violations with respect to the Management Company.

(b) Each of the Target Companies, General Partner Entities and Sponsored Funds:

(i) except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, is not subject, and since January 1, 2022, has not been subject, to any pending investigation or investigation threatened in writing, or disciplinary proceedings by any Governmental Entity or Self-Regulatory Organization against it or any of its officers or directors; and

(ii) except as set forth on Section 2.11(b)(ii) of the Seller Disclosure Schedule, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, since January 1, 2022, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law with any applicable Governmental Entity or Self-Regulatory Organization (the “Reports”) and, as of their respective dates, the Reports complied in all material respects with the applicable statutes, rules, regulations and orders enforced or promulgated by the Governmental Entity or Self-Regulatory Organization with which they were filed.

(c) Except as set forth on Section 2.11(c) of the Seller Disclosure Schedule, the Target Companies, General Partner Entities and Sponsored Funds own, hold or possess all licenses, approvals, registrations and other authorizations from a Governmental Entity that are necessary to entitle them to own or lease, operate and use their assets and to carry on and conduct their business substantially as conducted immediately prior to the date of this Agreement (herein collectively called “Governmental Permits”), or are in the process of obtaining such Governmental Permits within the time periods required by applicable Law, except for such Governmental Permits as to which the failure to so own, hold or possess them would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, as a whole. The Target Companies, General Partner Entities and Sponsored Funds are in compliance in all material respects with the terms and conditions of the Governmental Permits. All material Governmental Permits are in full force and effect, or are in the process of being obtained within the time periods required by applicable Law, and, to the Knowledge of the Seller, no suspension or cancellation of any of them is threatened.

(d) Each of the Target Companies, General Partner Entities and Sponsored Funds and, to the Knowledge of the Seller, each of their respective officers and service providers who are required to be registered, licensed or qualified as an investment adviser, commodity trading adviser, commodity pool operator, transfer agent, registered representative, registered principal, or sales person (or in a similar capacity) with any Governmental Entity (including the SEC and CFTC) or any Self-Regulatory Organization are duly registered as such and such registrations are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except in each case for any failures to be so registered, licensed or qualified that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, as a whole. Each of the Target Companies, General Partner Entities and Sponsored Funds and, to the Knowledge of the Seller, each of their respective officers and service providers who are required to be registered, licensed or qualified as an investment adviser, commodity trading adviser, commodity pool operator, transfer agent, registered representative, registered principal, or sales person (or in a similar capacity) with any Governmental Entity (including the SEC and CFTC) or any Self-Regulatory Organization are in compliance with all applicable requirements of Law requiring any such registration, licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(e) Each of the Target Companies and General Partner Entities that are required to be registered as investment advisers under the Advisers Act, or, the laws of any state or other jurisdiction, have timely filed all forms, reports, registration statements, schedules and other documents (including the Form ADV and Form PF), together with any amendments required to be made with respect thereto, that were required to be filed with any applicable Governmental Entity (including the SEC and CFTC) or any Self-Regulatory Organization and have paid all fees and assessments due and payable in connection therewith, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies and General Partner Entities, taken as a whole. No Target Company or General Partner Entity is required to register as an “investment company” or has elected treatment as a “business development company” under the Investment Company Act of 1940, as amended (“Investment Company Act”).

(f) None of the Target Companies or General Partner Entities are or have been (i) a bank, trust company, broker-dealer, municipal adviser, commodity broker-dealer, real estate broker, insurance company, insurance broker or transfer agent within the meaning of any applicable Law, (ii) required to be registered, licensed or qualified as a bank, trust company, broker-dealer, municipal adviser, commodity broker-dealer, real estate broker, insurance company, insurance broker or transfer agent under any applicable Law or (iii) subject to any liability or disability by reason of any failure to be so registered, licensed or qualified, in each case, without a valid exemption therefrom. To the Knowledge of the Seller, there is no pending Action concerning any failure by any Target Company or General Partner Entity to obtain any bank, trust company, broker-dealer, municipal advisor, commodity broker-dealer, real estate broker, insurance company, insurance broker or transfer agent registration, license or qualification.

(g) Except with respect to matters that are unrelated to the Target Companies, General Partner Entities and the Sponsored Funds, none of the Target Companies, General Partner Entities, the Sponsored Funds or any employee, officer, director, partner, member, or any “person associated with” (as defined in the Advisers Act) any of them, is, as of the date hereof, or within the last ten years has been, (i) subject to any cease and desist, censure or other disciplinary or similar order issued by, (ii) a party to any settlement agreement, consent agreement, memorandum of understanding or disciplinary agreement with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any material order or directive by or (v) a recipient of any supervisory letter from, in each case, any applicable Governmental Entity (including the SEC or the CFTC) or any Self-Regulatory Authority, and, to the Knowledge of the Seller, none of them is threatened with the imposition or receipt of any of the foregoing.

(h) No exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained from the SEC or any other Governmental Entity, nor are any requests pending therefor, by or with respect to any Target Company, General Partner Entity, Sponsored Fund or any employee, officer, director, partner, member or “person associated with” (as defined in the Adviser Act) any of them, in connection with the respective businesses of such entities.

(i) Each of the Target Companies, General Partner Entities or Sponsored Funds that are required by applicable Law, to have certain written policies and procedures, including one or more formal codes of conduct, ethics, insider trading policies, personal trading or account dealing policies and other policies and procedures pursuant to the Advisers Act and other applicable Law (collectively, the “Compliance Policies”), have established and effectively implemented such Compliance Policies, and have complied in all material respects with the Compliance Policies. The Compliance Policies have been reasonably designed to comply with applicable Law in all material respects. There have been no violations of the Compliance Policies by any of the Target Companies, General Partner Entities or Sponsored Funds, to the extent such of the Target Companies, General Partner Entities or Sponsored Funds are required by applicable Law to comply with such Compliance Policies, except for such violations as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. There have been no Actions threatened in writing by or before any Governmental Entity or Self-Regulatory Organization regarding any Specified Act against any Target Company or General Partner Entity or any employee, officer, director, partner, member or any “person associated with” (as defined in the Advisers Act) of any such entities.

(j) Any brokerage policies (if any) employed by the Target Companies or General Partner Entities are in conformity in all material respects with applicable fiduciary duties as set forth under the Advisers Act (including the obligation to provide best execution to the Sponsored Funds), and the only products or services obtained by the Target Companies or General Partners Entities through the use of brokerage commissions have been “brokerage and research” services within the meaning of § 28(e) of the Exchange Act and the SEC and SEC staff interpretations thereunder, other than exceptions that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(k) None of the Target Companies, General Partner Entities or Sponsored Funds, and, to the Knowledge of the Seller, none of the employees, officers, directors, partners, members or any “person associated with” (as defined in the Advisers Act) acting on behalf of any such entities: (i) has ever been indicted for or convicted of any felony or any crime involving fraud, misrepresentation or insider trading or (ii) is subject to any outstanding order barring, suspending or otherwise materially limiting the right of any such individual to engage in any activity conducted as part of the respective businesses of such entities as currently conducted. The Target Companies and General Partner Entities have no reasonable basis to believe that such individuals (1) are the subject of any ongoing investigation by any Governmental Entity or Self-Regulatory Organization for any felony or crime involving fraud, misrepresentation or insider trading; (2) were the subject of any such investigation by any Governmental Entity or Self-Regulatory Organization for any felony or crime involving fraud, misrepresentation or insider trading or (3) has ever been denied any Permit materially affecting such Person’s ability to conduct any activity conducted as part of the respective businesses of such entities.

(l)  (i) Neither the Management Company, nor, to the Knowledge of the Seller, any “person associated with” (as defined in the Advisers Act) the Management Company who is required to be qualified, is subject to potential disqualification pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with a registered investment adviser and (ii) neither the Management Company, nor, to the Knowledge of the Seller, any of its Affiliates or any employee, officer, director, partner, member or any “person associated with” (as defined in the Advisers Act) thereof is subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, in each case, except for any such disqualification (x) that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, or (y) with respect to which the Seller or another relevant Person has received a waiver, exemption or other relief from the SEC or another relevant Governmental Entity; nor is there any proceeding or investigation pending or, to the Knowledge of the Seller, threatened by any Governmental Entity that would result in any such disqualification, except for any such disqualifications that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(m) None of the Target Companies, General Partner Entities or Sponsored Funds, or any “covered associate” of any of them, has made a “contribution” to an “official” of a “government entity” (as such terms are defined in Rule 206(4)-5 of the Advisers Act) that would disqualify the Target Companies or General Partner Entities from providing investment advisory services for compensation to such government entity either directly or through a “covered investment pool”, or otherwise result in a material violation of Rule 206(4)-5 of the Advisers Act.

(n) Neither the Management Company, nor to the Knowledge of the Seller, any “associated person” or “principal” (as defined in the Commodity Exchange Act (“CEA”) and CFTC rules) thereof who is required to be qualified, is disqualified from registration pursuant to either Section 8a(2) or 8a(3) of the CEA, in each case, except for any such disqualification (i) that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, or (ii) with respect to which the Seller or another relevant Person has received a waiver, exemption or other relief from the CFTC, a relevant Self-Regulatory Organization or another relevant Governmental Entity; nor is there any proceeding or investigation pending or, to the Knowledge of the Seller, threatened by any Governmental Entity or Self-Regulatory Organization that would result in any such disqualification, except for any such disqualifications that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(o) Except as otherwise set forth on Section 2.11(o) of the Seller Disclosure Schedule, none of the Target Companies or General Partner Entities is a member of any exchange or clearing house or settlement system.

(p) Each of the Target Companies and General Partner Entities, to the extent required by applicable Law, have adopted and operate, or are subject to, systems and controls reasonably designed to manage and control conflicts of interest and risks faced by it in its undertaking of their respective businesses in accordance with applicable Laws and has, to the Knowledge of the Seller, disclosed to its external auditors, to the extent required by applicable Law, any significant deficiency in the design or operation of such systems and controls, any breach of such systems or controls and any fraud or breach of applicable Law that involves management or other employees who have a significant role in the internal controls of the Target Companies and General Partner Entities.

(q) Except as would not reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, to the Knowledge of the Seller, no employee, officer, director, partner or member of, or “person associated with” (as defined in the Advisers Act), any Target Company or General Partner Entity, has committed or purported to commit any Target Company or General Partner Entity to any Contract that is not in accordance with the authority given to such employee, officer, director, partner or member of, or “person associated with” the Target Companies or General Partner Entities, as applicable, and, to the Knowledge of the Seller, none of the Target Companies or General Partner Entities or employee, officer, director, partner or member of, or “person associated with” the Target Companies or General Partner Entities, has committed any fraud upon any Sponsored Fund or has misappropriated any property or assets or falsified any records of any Sponsored Fund.

2.12 Material Contracts.

(a) Section 2.12(a) of the Seller Disclosure Schedule sets forth a complete list, as of the Execution Date of each of the following Contracts to which one or more Target Companies or General Partner Entities is a party or by which it is bound (each, a “Material Contract”) (excluding Benefit Plans, Fund Documentation, Side Letters and any Marketing Literature):

(i) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which a Target Company or General Partner Entity could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any Person;

(ii) each Contract containing covenants that restrict the right of a Target Company or General Partner Entity to (A) engage in any business activity, (B) engage in any line of business or compete with any Person, or (C) conduct any activity in any geographic area;

(iii) each Contract pursuant to which a Target Company or General Partner Entity (A) grants a third party any right in or to any material Intellectual Property owned by such Target Company or General Partner (other than non-exclusive licenses granted to customers or service providers in the ordinary course of business), or (B) receives any right to use Intellectual Property owned by a third party that is material to its business (other than licenses for “off-the-shelf” Software or other Software that is commercially available on non-discriminatory terms);

(iv) each Contract granting any third party the exclusive right to develop, market, sell or distribute products or services of a Target Company or General Partner Entity;

(v) each Contract relating to the borrowing of money by any Target Company, General Partner Entity or Sponsored Fund or the guarantee by any Target Company, General Partner Entity or Sponsored Fund of any such obligation that is or is reasonably expected to be material to the Target Companies, General Partner Entities or Sponsored Fund taken as a whole;

(vi) each Contract creating or granting a Lien on any assets of a Target Company, General Partner Entity or Sponsored Fund, other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business consistent with past practice;

(vii) each Contract for the purchase by a Target Company, General Partner Entity or Sponsored Fund of goods, products or services from suppliers which such Target Company, General Partner Entity or Sponsored Fund reasonably anticipates will involve the annual payment of more than $500,000 after the date of this Agreement;

(viii) each Contract providing for commissions payable by a Target Company, General Partner Entity or Sponsored Fund to any agency, dealer, buying group, distributor, reseller, sales representative, marketing or other similar Person;

(ix) each Government Contract;

(x) each Contract under which any Target Company, General Partner Entity or Sponsored Fund has continuing material indemnification obligations to any Person, other than those entered into in the ordinary course of business consistent with past practice; and

(xi) each Contract involving any resolution or settlement of any actual or threatened Actions within the past three (3) years of the date of this Agreement or pursuant to which any Target Company, General Partner Entity or Sponsored Fund has any material continuing obligations.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities or Sponsored Funds, as a whole, each Material Contract is valid, binding and enforceable against the applicable Target Company, General Partner Entity or Sponsored Fund and, to the Knowledge of the Seller, the other parties thereto. Each such Material Contract is in full force and effect, except as may be limited by the Equitable Exception. There is no breach or violation of, or default under, any such Material Contract by a Target Company, General Partner Entity Sponsored Fund or the Seller as applicable, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute or give rise to a default or right of termination thereunder by a Target Company, General Partner Entity or Sponsored Fund as applicable, or, to the Knowledge of the Seller, any other party thereto, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds as a whole.

2.13 Real Property. The Target Companies, General Partner Entities and Sponsored Funds do not own, lease or sublease any material real property.

2.14 Sufficiency of Assets. The assets of the Target Companies, General Partner Entities and Sponsored Funds (excluding, for the avoidance of doubt, the Seller Trademarks), together with the Transition Services Agreement and the FCB License Agreement referenced in Section 4.1(b)(iii) of the Seller Disclosure Schedule, collectively constitute all of the properties, rights, interests and other tangible and intangible assets used by or reasonably necessary for the operation of their businesses as currently conducted in all material respects.

2.15 Taxes.

(a) Each Target Company, General Partner Entity and Sponsored Fund has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by it on or before the Closing Date, and all such Tax Returns are complete and accurate in all material respects, and each Target Company, General Partner Entity and Sponsored Fund has paid all material amounts of Taxes (whether or not shown as due on such Tax Returns).

(b) Each Target Company, General Partner Entity and Sponsored Fund has complied in all material respects with all applicable Laws relating to the withholding of Taxes and have duly and timely withheld and paid over to the appropriate Tax authority all material amounts required to be so withheld and paid over under all applicable Laws with respect to any service provider, creditor or third party, except with respect to matters contested in good faith for which adequate reserves have been established in accordance with GAAP.

(c) No Target Company, General Partner Entity or Sponsored Fund has waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) which would have effect after the Closing Date.

(d) There are no pending audits, examinations, investigations or other proceedings in respect of material amounts of Taxes against any Target Company, General Partner Entity or Sponsored Fund and no audits, examinations, investigations or other proceedings in respect of material amounts of Taxes have been threatened in writing against any Target Company, General Partner Entity or Sponsored Fund.

(e) No Target Company, General Partner Entity or Sponsored Fund has, in the past two years, received a written claim made by any Tax authority asserting that such Target Company, General Partner Entity or Sponsored Fund is or may be subject to taxation in a jurisdiction in which such Target Company, General Partner Entity or Sponsored Fund does not file Tax Returns.

(f) No Target Company, General Partner Entity or Sponsored Fund has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) No Target Company, General Partner Entity or Sponsored Fund (i) is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement other than any such agreement or arrangement solely among Seller or its Affiliate, Target Company, General Partner Entity or Sponsored Funds that is currently in effect, except for such an agreement or arrangement entered into in the ordinary course of business and that is not primarily related to Taxes (“Tax Sharing Agreement”); provided that, for the avoidance of doubt, Tax Sharing Agreement shall not include any Organizational Documents of any General Partner Entity or Sponsored Fund, (ii) is or has been a member of an affiliated group filing a consolidated federal or analogous state or local income Tax Return (other than a group the common parent of which is a Target Company or General Partner Entity), or (iii) has any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor by Contract or otherwise (other than an agreement or arrangement entered into in the ordinary course of business and that is not primarily related to Taxes).

(h) Each Target Company, General Partner Entity and Sponsored Fund has been treated, since its formation, as a partnership or a disregarded entity for federal (and applicable state and local) income Tax purposes.

(i) No Target Company, General Partner Entity or Sponsored Fund has made an election pursuant to Section 1101(g)(4) of the Bipartisan Budget Act of 2015 to have the new partnership audit regime apply to its Tax Returns filed for a taxable year beginning before January 1, 2018.

(j) No Target Company, General Partner Entity or Sponsored Fund has any material liability for income Taxes or participates in any “pass-through entity tax,” any composite state or local income Taxes, or any similar income Tax regime, including for this purpose any income Tax regime whereby a Target Company, General Partner Entity or Sponsored Fund pays or has elected to pay income Taxes so as to reduce (or provide a credit in respect of) income Taxes otherwise payable by its direct or indirect equity owners.

(k) [Reserved].

(l) The General Partner Entities have complied in all material respects with any obligations imposed on them with respect to Taxes under side letter agreements with limited partners (or other third-party investors) of the Sponsored Funds.

(m) Seller and, to the Knowledge of the Seller, each other partner of the Target Company or General Partner Entity that is entitled to a “profits interest” in a Target Company or General Partner Entity for federal income Tax purposes has (i) timely filed an election under Section 83(b) of the Code with respect to such interest or (ii) the “profits interest” issued to each other partner of the Target Company or General Partner Entity holds an interest in the future profits of the Partnership satisfying the requirements for a partnership profits interest transferred in connection with the performance of services, as set forth in Internal Revenue Service Revenue Procedures 93-27 and 2001-43, or any future Internal Revenue Service guidance or other authority that supplements or supersedes the foregoing Revenue Procedures.

(n) There are no unrepaid advances or loans with respect to withholding Taxes or other Taxes specifically attributable to a partner of the Target Company, General Partner Entity or Sponsored Fund or other amounts which could reduce distributions to Buyer in a post-Closing Tax period pursuant to such Target Company, General Partner Entity or Sponsored Fund’s Organizational Documents.

(o) Notwithstanding anything herein to the contrary, except for the representations and warranties set forth in Section 2.6 (Financial Statements) (to the extent such representations and warranties relate to Tax matters), Section 2.9 (Service Provider Benefits) (to the extent such representations and warranties relate to Tax matters) and this Section 2.15 (Taxes), neither Seller nor any Target Company or any General Partner Entity makes, and each such party hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to Taxes.

2.16 Intellectual Property.

(a) The Target Companies, General Partner Entities and Sponsored Funds: (i) own the entire right, title and interest in and to, free and clear of all Liens (other than Permitted Pre-Closing Encumbrances), or have sufficient and valid rights to use, all material Business Intellectual Property necessary for their respective business as currently conducted, and (ii) have taken commercially reasonable actions to maintain and protect each item of material Intellectual Property owned by the Target Companies, General Partner Entities and Sponsored Funds.

(b) Section 2.16(b) of the Seller Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by the Target Companies, General Partner Entities or Sponsored Funds that is registered with, issued by or the subject of a pending application before a Governmental Entity. All of the material registrations, issuances and applications set forth on Section 2.16(b) of the Seller Disclosure Schedule are valid (to the Knowledge of the Seller), in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees, costs and expenses in respect thereof, and all commercially reasonable filings related to such renewal and maintenance, that have come due on or before the date hereof, have been duly made.

(c) The conduct of the Target Companies’, General Partner Entities’ and Sponsored Funds’ respective businesses has not within the three (3) years preceding the date hereof and, as currently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person in any material respect, and neither the Target Companies nor General

Partner Entities have received any written communication (including cease and desist letters or invitations to take a license) alleging the same. There is no Action pending or, to the Knowledge of the Seller, threatened (i) alleging any such infringement, misappropriation or violation of any Intellectual Property owned by the Target Companies, General Partner Entities or Sponsored Funds, or (ii) challenging the Target Companies’ or General Partner Entities’ rights in or to any Business Intellectual Property. To the Knowledge of the Seller, no Person is infringing or otherwise violating any Intellectual Property owned by the Target Companies, General Partner Entities or Sponsored Funds in any material respect.

(d) The Target Companies, General Partner Entities and Sponsored Funds own or have a valid right to access and use all material Business IT Systems. The Business IT Systems (i) operate in all material respects in accordance with their documentation and functional specifications, (ii) are sufficient for the current needs of the businesses, and (iii) have not, since January 1, 2022, malfunctioned, failed or experienced any breakdowns, outages, continued substandard performance, security breaches, data corruption incidents or other adverse events, except as has not been and would not be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(e) The Target Companies and General Partner Entities use commercially reasonable measures to protect the confidentiality, integrity and security of the Business IT Systems and all information stored or contained therein or transmitted thereby, as well as all Personal Data in the custody or control of the Target Companies and General Partner Entities, against any loss, unauthorized use, access, interruption, modification, or corruption and are designed to ensure that all Business IT Systems are free from any material bug, virus or malware.

(f) The Target Companies and General Partner Entities are, and since January 1, 2022 have been, in compliance in material respects with all Privacy and Data Security Laws and the terms of all Contracts concerning the collection, storage and processing of Personal Data. To the Knowledge of the Seller, since January 1, 2022, none of the Target Companies or General Partner Entities has been subject to (i) any Security Incident, or (ii) any claim, investigation or complaint relating to its collection, use or processing of Personal Data or alleging the violation of any Privacy and Data Security Laws, in each case of (i) and (ii), except as has not been and would not be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

2.17 Sponsored Funds.

(a) Section 2.17(a) of the Seller Disclosure Schedule sets forth a correct and complete list of the Sponsored Funds as of the Execution Date, together with the jurisdiction of formation of each Sponsored Fund. No Sponsored Fund is advised by any Person serving in the capacity of primary adviser, sub-adviser or any other advisory role to such Sponsored Fund other than the Management Company or a General Partner Entity, as applicable. The Target Companies and General Partner Entities are entitled to receive all of the performance or incentive fees, performance allocations, management fees or other similar fees payable in respect of each of the Sponsored Funds, in each case, subject to and in accordance with the terms of the applicable Fund Documentation, except as have been modified by Side Letters, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General

Partner Entities and Sponsored Funds, taken as a whole. To the Knowledge of the Seller, no Sponsored Fund is, or at any time since its inception was, required to register as an investment company under the Investment Company Act. Since the date of its inception, each Sponsored Fund has been excluded from the definition of an investment company under the Investment Company Act by virtue of Section 3(c)(1) or Section 3(c)(7) thereof and Section 2.17(a) of the Seller Disclosure Schedule indicates the applicable exemption being relied upon for each Sponsored Fund and, for any Sponsored Fund relying on Section 3(c)(1) thereof, the number of “beneficial owners” (as determined under the Investment Company Act).

(b) The Seller has made available to the Buyer all material Fund Documentation and Side Letters in effect as of the date of this Agreement. None of the Seller, any Target Company, any General Partner Entity, nor, to the Knowledge of Seller, any investor of any Sponsored Fund is or has been in non-compliance with any Fund Documentation or Side Letters, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(c) Each Sponsored Fund has entered into a written Advisory Contract (which may, for the avoidance of doubt, be Fund Documentation) whereby the Management Company or a General Partner Entity, as applicable, serves as investment adviser, investment manager, investment sub-adviser, general partner, managing member, manager or in any capacity similar to any of the foregoing to such Sponsored Fund or is managed by the Management Company or a General Partner Entity. Each such Advisory Contract is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. Each Sponsored Fund currently is operated in compliance with its respective investment objectives, policies and restrictions, as set forth in the applicable Fund Documentation and Side Letters for such Sponsored Fund, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. Since their initial offering, the limited partner interests or other equity interests of each Sponsored Fund have been offered for sale pursuant to, and in compliance with, an exemption under the securities laws of each jurisdiction in which they have been sold or offered for sale, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. Each Sponsored Fund has made all filings required to be made with each jurisdiction in which it has offered or sold securities, in each case, except as would not reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. All of the outstanding limited partner interests or other equity interests of each Sponsored Fund are duly authorized, validly issued, fully paid and nonassessable, and none of such limited partner interests or other equity interests have been issued in violation of any applicable Law or Contract, except in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. The Marketing Literature of each Sponsored Fund and each quarterly and annual report (as applicable and if any) to the investors in each Sponsored Fund has at all times since the original offering of limited partner interests or other equity interests in such Sponsored Fund (as applicable) (i) complied in all material respects with all applicable Laws (including in relation to the distribution of such Marketing Literature) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect, in the light of the circumstances existing at the time they were delivered to prospective investors, not misleading, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole. Each Sponsored Fund is and has been since its inception, operated in compliance with all applicable Law in all material respects. Each Sponsored Fund has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company, or similar power and authority to conduct its business as currently conducted, except where the failure to be so organized, existing and in good standing (or the equivalent thereof) or to have such power or authority would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(d) The audited balance sheets of each Sponsored Fund (to the extent such audited balance sheets have been prepared), as of the last day of the most recent three (3) fiscal years (or, if applicable, such lesser number for which available) of such Sponsored Fund, and the related income statements and statements of cash flows for the years then ended of each Sponsored Fund, as of the last day of its most recent quarter (if subsequent to the last day of its most recent fiscal year) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position and financial results of each Sponsored Fund as of the dates thereof and for the periods then ended (subject to normal year-end adjustments in the case of any unaudited financial statements). The Seller has provided to the Buyer true and correct copies of such balance sheets and related financial statements.

(e) Section 2.17(e) of the Seller Disclosure Schedule sets forth a complete list of Contracts as of the Execution Date relating to the borrowing of money by any Sponsored Fund (the “Subscription Facilities”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, each Subscription Facility is valid, binding and enforceable against the applicable Sponsored Fund and each other party thereto, and is in full force and effect, except as may be limited by the Equitable Exception. There is no breach or violation of, or default under, any such Subscription Facility by a Sponsored Fund, or, to the Knowledge of the Seller, any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute or give rise to a default or right of termination thereunder by a Sponsored Fund, or, to the Knowledge of the Seller, any other party thereto, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(f) Section 2.17(f) of the Seller Disclosure Schedule sets forth a complete list of Contracts as of the Execution Date relating to the borrowing of money by any Subsidiary of a Sponsored Fund (the “Asset Financing Facilities”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, each Asset Financing Facility is valid, binding and enforceable against the applicable Subsidiary of the Sponsored Fund and, to the Knowledge of the Seller, each other party thereto, and is in full force and effect, except as may be limited by the

Equitable Exception. There is no breach or violation of, or default under, any such Asset Financing Facility by a Sponsored Fund, or, to the Knowledge of the Seller, any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute or give rise to a default or right of termination thereunder by a Sponsored Fund, or, to the Knowledge of the Seller, any other party thereto, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole.

(g) Other than as set forth on Section 2.17(g) of the Seller Disclosure Schedule, (i) no resolution or vote to undertake a Fund Material Event has been passed, (ii) no Sponsored Fund has received written (or to the Knowledge of the Seller, oral) notice requesting or demanding a meeting of investors at which such resolution would be proposed, (iii) to the Knowledge of the Seller, there exists no event, occurrence, condition or act that, with the giving of notice, the lapse of time or the happening of any other event or condition would reasonably be expected to give rise to any Fund Material Event (other than any no-fault termination or removal right), (iv) to the Knowledge of the Seller, there is no pending effort to effect any Fund Material Event and (v) no commitment period with respect to any Sponsored Fund is suspended or has been terminated early.

(h) There are no outstanding general partner “give back” or “clawback” or similar Liabilities (as provided for in the Fund Documentation), and, to the Knowledge of the Seller, no such Liabilities have arisen in the past three (3) years and no such Liabilities are currently pending or reasonably expected to arise, with respect to any Sponsored Fund pursuant to any Fund Documentation or Side Letters.

(i) The Target Companies, General Partner Entities and Sponsored Funds, maintain all material documentation necessary to form the basis for, or demonstrate the calculation of, performance figures appearing in Fund Documentation or Marketing Literature as required by Rule 204-2 under the Advisers Act.

(j) The Base Date Revenue for each Sponsored Fund as set forth on Schedule 2.17(j) of the Seller Disclosure Schedule has been calculated in a manner consistent with the definition thereof.

(k) The Track Record is true and correct in all material respects and can be substantiated with backup documentation relating thereto (including, without limitation, with respect to all “gross” and “net” calculations therein). Neither the Seller nor any Target Company has granted any other Person a license or right to use the Track Record or other assets supporting the Track Record.

(l) The Assignor Funds have authorized Sequoia to reinvest rollover contributions pursuant to REF Reinvestment Election Form and have not revoked or changed such authorization and no such revocation is currently pending or reasonably expected to arise with respect to the Evergreen Fund or any of the Assignor Funds.

2.18 Sponsor Commitments. Exhibit C contains a list, as of the date set forth therein, of the (i) Sponsor Commitments setting forth the name of Evergreen Fund, QIF 1, QIF 7 or the relevant General Partner Entity, as applicable, (ii) net asset value of the funded amount of the Sponsor Commitments and (iii) dollar amount of the unfunded Sponsor Commitments. Since September 30, 2023, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, all Sponsor Commitments have been funded in the ordinary course of business consistent with past practice.

2.19 Carried Interest. Exhibit D contains a list, as of the date set forth therein, of the (i) dollar amount of the accrued Carried Interest, (ii) percentage of the Seller’s rights and interests in the Carried Interest and (iii) Seller’s share of the accrued Carried Interest balance. All Carried Interest owned by the Seller is held through the General Partner Entities. Other than the Contracts set forth on Schedule 2.3(b) of the Seller Disclosure Schedule, there are no other agreements awarding or distributing Carried Interest to any other Person.

2.20 Plan Asset Matters. No Target Company holds Plan Assets or is subject to any federal, state, local, non-U.S. or other laws, rules or regulations that are substantially similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA and/or Section 4975 of the Code (“Similar Laws”). No Sponsored Fund holds (and has never held) Plan Assets or is subject to (or has ever been subject to) Similar Laws.

2.21 Insurance. Section 2.21 of the Seller Disclosure Schedule contains a list of all material insurance policies covering the Target Companies and the General Partner Entities, and their respective businesses, operations and assets (the “Seller Insurance Policies”). All of the Seller Insurance Policies are in full force and effect. Neither Seller nor any of its Affiliates has received any notice of cancellation or material premium increase or any other definitive indication that any Seller Insurance Policy is no longer in full force or effect or that the issuer of any such policy of insurance is not willing or able to perform its obligations thereunder. All premiums due on the Seller Insurance Policies have been paid, and none of Seller or its Affiliates are in default in any material respect with its obligations under the Seller Insurance Policies. There is no material proceeding pending under any of the Seller Insurance Policies as to which coverage has been denied or disputed by the underwriters of the Seller Insurance Policies.

2.22 Brokers and Finders. Except for fees and expenses payable to Centerview Partners LLC, there are no fees or expenses payable by the Seller, the Target Companies or General Partner Entities to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller in connection with the Transactions.

2.23 Absence of Certain Business Practices.

(a) Since January 1, 2021, each Target Company, General Partner Entity and Sponsored Fund and their respective directors, officers, and employees, and, to the Knowledge of the Seller, any other Person acting on their behalf has been and is in compliance with all applicable Specified Business Conduct Laws in all material respects. Without limiting the foregoing, since January 1, 2021, no Target Company, General Partner Entity, or Sponsored Fund nor, to the Knowledge of the Seller, any of their respective directors, officers, or employees, nor any other Person acting on their behalf has (i) engaged in any business or dealings, directly or indirectly, involving or relating to (x) any country or territory that is the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region and the so-called Donetsk or Luhansk People’s Republics) or (y) a Person that is designated on, or that is owned 50 percent or more by a Person that is designated on, any list of sanctioned parties maintained by the United States, Canada, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC; or (ii) paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any Government Official, any political party, or any other Person for the purpose of influencing any act or decision or to secure any improper advantage.

(b) No Target Company, General Partner Entity or Sponsored Fund, nor, to the Knowledge of the Seller, any of the directors, officers, agents, employees, partners, members or other persons acting on behalf of any of them have been party (i) to the use of any of the assets of any Target Company or General Partner Entity or Sponsored Fund for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or to the making of any direct or indirect unlawful payment to government officials or employees from such assets, (ii) to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets, (iii) to the making of any false or fictitious entries in the books or records of any Target Company or General Partner Entity or Sponsored Fund, except as would not reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, or (iv) to the making of any unlawful or undisclosed payment.

(c) Since January 1, 2021, no Target Company, General Partner Entity or Sponsored Fund has (i) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Specified Business Conduct Law directly by a Target Company, General Partner Entity or Sponsored Fund, (ii) conducted any internal investigation with respect to any actual or potential violation of any Specified Business Conduct Law, except as would not reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole, or (iii) been a party to or the subject of any pending or, to the Knowledge of the Seller, threatened Action or investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law.

2.24 Related Party Transactions. Except for any (a) Benefit Plan, (b) Contracts relating to the ownership of Equity Interests held by such Persons directly or indirectly in the Target Companies, General Partner Entities or Sponsored Funds, (c) Fund Documentation, (d) the Organizational Documents of the Target Companies or the General Partner Entities, (e) agreements explicitly contemplated to be entered into pursuant to this Agreement, or (f) as set forth on Section 2.24 of the Seller Disclosure Schedule, there are no Contracts between any of the Target Companies, General Partner Entities, or Sponsored Funds on the one hand, and the Seller and its Affiliates (other than Target Companies, General Partner Entities and Sponsored Funds), any current or former officer, director, and any Related Party of any of the foregoing Persons on the other hand, pursuant to which any such Person (i) owes any amount to such Target Company, General Partner Entity or Sponsored Fund, nor does any Target Company, General Partner Entity or Sponsored Fund owe any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any such Person, (ii) has purchased, acquired or leased any property, rights or services from, or sold, transferred or leased any assets, property, rights or services to any of the Target Companies, General Partner Entities or Sponsored Funds (each of the foregoing, a “Related Party Transaction”) or (iii)has been a party or otherwise subject to any Contract or other transaction with any of the Target Companies, General Partner Entities or Sponsored Funds.

2.25 Defense Production Act. For purposes of Section 721 of the Defense Production Act of 1950, as amended, 50 U.S.C. § 4565, and the regulations promulgated thereunder, 31 C.F.R. Part 800, no Target Company or General Partner Entity(i) produces, designs, tests, manufactures, fabricates, or develops “critical technologies” as that term is defined in 31 C.F.R. § 800.215; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” as that term is defined in 31 C.F.R. § 800.241.

2.26 No Other Representations or Warranties

(a) Except for the representations and warranties contained in this Article II (Representations and Warranties of the Seller), neither the Seller nor any other Person makes any other express or implied representation or warranty with respect to the Seller, the Target Companies, the General Partner Entities, the Sponsored Funds, the Interests or the Transactions, and the Seller disclaims any other representations or warranties, whether made by the Seller, any of its Affiliates or any of its or their respective Representatives. Except for the representations and warranties contained in this Article II (Representations and Warranties of the Seller), the Seller, on behalf of itself, the Target Companies, General Partner Entities and their respective Affiliates (i) expressly disclaims and negates any representation or warranty, expressed or implied, at common law, by statute or otherwise, with respect to the business, operations, assets, liabilities and conditions (financial or otherwise) of the Target Companies and General Partner Entities or with respect to the Interests (including any express or implied warranty of merchantability or fitness for a particular purpose) and (ii) disclaims all liability and responsibility for any other representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Buyer or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Buyer by any Representative of the Seller, the Target Companies, General Partner Entities or any of their Affiliates). The Seller makes no representations or warranties to the Buyer regarding the probable success or profitability of the Target Companies or General Partner Entities. The disclosure of any matter or item in any Schedule hereto will not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter could result in a Material Adverse Effect.

(b) The Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (Representations and Warranties of the Buyer), neither the Buyer nor any other Person has made any express or implied representation or warranty with respect to the Transactions or with respect to the accuracy or completeness of any other information provided, or made available, to the Seller in connection with the Transactions and the Seller has not relied on any representation or warranty other than those expressly set forth in Article III (Representations and Warranties of the Buyer).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows:

3.1 Organization, Good Standing and Qualification. The Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. The Buyer has all requisite limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, in each case, except where the failure to be so qualified or in good standing or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

3.2 Authority; Approval.

(a) The Buyer has all right, power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is or will become a party and has all requisite limited liability company or similar power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will become a party and to consummate the Transactions. No additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by the Buyer of this Agreement or any of the Transaction Documents to which it is or will become party.

(b) This Agreement has been duly executed and delivered by the Buyer and, when executed and delivered by the Seller, will constitute a legal, valid and binding agreement of the Buyer enforceable against the Buyer in accordance with its terms, subject to the Equitable Exception.

3.3 Governmental Filings; No Violations.

(a) Assuming the truth and accuracy of the representations and warranties made by Seller in Article II (Representations and Warranties of the Seller), and other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, Permits and authorizations required under the HSR Act, no expirations of waiting periods under applicable Antitrust Laws are required and no notices, reports or other filings are required to be made by the Buyer with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Buyer or the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) Assuming the truth and accuracy of the representations and warranties made by Seller in Article II (Representations and Warranties of the Seller), the execution, delivery and performance of this Agreement and the other Transaction Documents by the Buyer does not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of the Buyer under any provision of (i) the certificate of incorporation, by-laws or comparable governing documents of the Buyer, (ii) any Contract binding upon the Buyer, or (iii) assuming (solely with respect to the performance of this Agreement and the other Transaction Documents and consummation of the Transactions) compliance with the matters referred to in Section 3.3(a) (Governmental Filings; No Violations), any Laws to which the Buyer is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

3.4 Litigation. As of the Execution Date, there are no Actions pending or threatened in writing against the Buyer or any of its Affiliates, including, for the avoidance of doubt, Actions by a Governmental Entity, that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. As of the Execution Date, the Buyer is not a party to or subject to the provisions of any material Order that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

3.5 Compliance with Laws; Registration and Permits.

(a) The Buyer and its Affiliates are in compliance with all Laws and any Self-Regulatory Organization rules applicable to the Buyer, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Buyer to consummate the Transactions. The Buyer and its Affiliates have all Governmental Permits that are necessary to entitle them to own or lease, operate and use their assets and to carry on and conduct their business substantially as conducted immediately prior to the date of this Agreement. The Buyer and its Affiliates and, to the knowledge of the Buyer, each of their respective officers and service providers who are required to be registered, licensed or qualified with a Governmental Entity or Self-Regulatory Organization are duly registered as such and such registrations are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except, in each case, for any instances of noncompliance or failure to hold a Governmental Permit or other registration, license or qualification which would not reasonably be expected to materially impair the ability of the Buyer to perform its obligations hereunder or prevent the consummation of any of the Transactions.

(b) (i) Neither the Buyer nor any “person associated with” (as defined in the Advisers Act) the Buyer, is subject to potential disqualification pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with a registered investment adviser and (ii) neither the Buyer nor any of its Affiliates is subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, in each case, except for any such disqualification with respect to which the Buyer or another relevant Person has received a waiver, exemption or other relief from the SEC or another relevant Governmental Entity; nor is there any proceeding or investigation pending or threatened by any Governmental Entity that would result in any such disqualification, except for any such disqualifications that would not, individually or in the aggregate, reasonably be expected to be material to the Buyer.

3.6 Equity Financing; Available Funds.

(a) The Buyer has delivered to the Seller a correct and complete copy of the executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”) from the Affiliates of the Buyer (each, a “Parent”) confirming their commitment to provide cash equity to the Buyer (including for purposes of funding the Deposit Amount, including on a termination prior to the funding of the Deposit) in the aggregate amount, and subject to the terms and conditions set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Seller is a third-party beneficiary of, and is entitled to enforce, such Equity Commitment Letter on the terms and conditions set forth therein. The obligations of the Buyer under this Agreement are not contingent on the availability of any financing for, or related to, the Transactions. There are no side letters, understandings or other agreements or arrangements that would reasonably be expected to materially and adversely affect the Equity Financing to which the Buyer, the Sponsors, or, to the Knowledge of the Buyer, any other entity that is an Affiliate of the Buyer, is a party.

(b) The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of the Buyer and the other parties thereto, enforceable against the Buyer and the other parties thereto in accordance with its terms (subject to the Equitable Exception). The Equity Commitment Letter have not been amended or modified, and the commitments contained in the Equity Commitment Letter have not been withdrawn, rescinded or otherwise modified, and no such amendment, modification, withdrawal or rescission of the Equity Commitment Letter is contemplated or the subject of current discussions. No event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default, breach or failure to satisfy a condition precedent on the part of the Buyer, any of its Affiliates under the Equity Commitment Letter and the Buyer has no reason to believe that any of the conditions to the Equity Financing contemplated by the Equity Commitment Letter will not be satisfied on a timely basis. There are no conditions precedent directly or indirectly related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter. As of the date hereof, assuming the satisfaction of the conditions to the Buyer’s obligation to consummate the Transactions, the Buyer has no reason to believe that any of the conditions to the Equity Financing will not be satisfied, nor that the full amount of the Equity Financing will not be available in full to the Buyer on the Closing Date. When funded in accordance with, and subject to, the terms and conditions of the Equity Commitment Letter, the Equity Financing alone will provide the Buyer with acquisition financing on the Closing Date sufficient to (i) pay the Closing Purchase Price on the terms contemplated by this Agreement, and (ii) pay all related fees and expenses of the Buyer and its Representatives incurred in connection with this Agreement and the consummation of the Transactions.

(c) Upon the consummation of the Transactions, assuming (i) all of the representations and warranties made by the Seller in Article II (Representations and Warranties of the Seller) hereof are true and accurate, (ii) compliance by the Seller with the covenants applicable to the Seller and its Affiliates contained in this Agreement, (iii) satisfaction of the conditions to the Buyer’s obligations to consummate Transactions in Section 6.2 (Conditions to Obligations of the Buyer) and (iv) that the projections, estimates, forecasts, plans and predictions of the Seller made available to the Buyer were prepared in good faith and based on reasonable assumptions, (A) the Buyer will not be insolvent as defined in section 101 of the Bankruptcy Code, (B) the Buyer will not be left with unreasonably small capital, (C) the Buyer will not have incurred debts beyond its ability to pay such debts as they mature and (D) the capital of the Buyer will not be impaired.

3.7 Investment Intent. The Buyer is financially sophisticated and understands that the Sale Interests have not been registered under the securities Laws of any jurisdiction, including the Securities Act, and may only be transferred pursuant to registration or an applicable exemption under all applicable Laws. The Buyer is acquiring the Sale Interests for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable Law. The Buyer has not, directly or indirectly, offered the Sale Interests to anyone or solicited any offer to buy the Sale Interests from anyone, so as to bring such offer and sale of the Sale Interests by the Buyer within the registration requirements of the Securities Act or the securities Laws of any other jurisdiction. The Buyer is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and the Sale Interests that the Buyer receives hereunder shall be received only on behalf of itself and not for the account or benefit of any other person or entity.

3.8 Brokers and Finders. Neither the Buyer nor any of its Subsidiaries, nor any of their respective directors or service providers (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the Transactions.

3.9 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article III (Representations and Warranties of the Buyer), neither the Buyer nor any other Person makes any other express or implied representation or warranty with respect to the Transactions, and the Buyer disclaims any other representations or warranties, whether made by the Buyer, any Affiliate of the Buyer or any of the Buyer’s or its Affiliates’ respective Representatives.

(b) The Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II (Representations and Warranties of the Seller), (i) no Seller nor any other Person has made any express or implied representation or warranty with respect to, or otherwise in connection with, the Transactions or with respect to the accuracy or completeness of any other information provided, or made available, to the Buyer in connection with the Transactions and the Buyer has not relied on any representation or warranty other than those expressly set forth in Article II (Representations and Warranties of the Seller), (ii) the Buyer has not executed or authorized the execution of this Agreement or any of the other Transaction Documents or entered into the Transactions in reliance upon, and hereby specifically disclaims reliance upon, any promise, statement, projection, forecast, representation or warranty whatsoever made or omitted to be made to the Buyer or any of its Affiliates, or their respective Representatives, including any such promise, statement, projection, forecast, representation or warranty as to the condition, value, quality or prospects of each Target Company and General Partner Entity, or its assets or liabilities, including the Advisory Contracts, or any part thereof; and (iii) the Sale Interests are being transferred “as is”, “where is” and “with all faults”. The Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II (Representations and Warranties of the Seller), the Seller, on behalf of itself, the Target Companies, General Partner Entities, the Sponsored Funds, and their respective Affiliates (x) expressly disclaims and negates any representation or warranty, expressed or implied, at common law, by statute or otherwise, with respect to the business, operations, assets, liabilities and conditions (financial or otherwise) of the Target Companies and General Partner Entities or with respect to the Sale Interests (including any express or implied warranty of merchantability or fitness for a particular purpose) and (y) disclaims all liability and responsibility for any other representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Buyer or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Buyer by any Representative of the Seller or any of its Affiliates). The Buyer acknowledges and agrees that the Seller makes no representations or warranties to the Buyer regarding the probable success or profitability of the Target Companies or General Partner Entities.

(c) The Buyer (directly or through its Affiliates or Representatives) is an informed and sophisticated purchaser, and has engaged expert advisors that are experienced in the evaluation and acquisition of companies such as the Target Companies and General Partner Entities, as contemplated hereunder. The Buyer (directly or through its Affiliates or Representatives) has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby or thereby. The Buyer confirms that the Seller has provided the Buyer with the opportunity to ask questions of the officers and service providers of the Seller and its Affiliates and to acquire additional information about the Target Companies and General Partner Entities.

(d) The Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the business, operations, assets, liabilities and conditions (financial or otherwise) of the Target Companies and General Partner Entities. In making its determination to proceed with the Transaction, Buyer has relied solely on (i) the results of its own independent investigation and (ii) the representations and warranties of the Seller expressly and specifically set forth in Article II (Representations and Warranties of the Seller).

(e) The Buyer acknowledges and agrees that the enforceability of this Agreement against the Seller is subject to entry of the Buyer Protections Order and the Sale Order.

(f) Notwithstanding anything in this Section 3.9 (No Other Representations or Warranties) or otherwise in this Agreement to the contrary, nothing in this Agreement shall limit, reduce, prohibit, disclaim or preclude any right of any Person to bring any Action against any Person (i) in respect of Fraud or (ii) arising from or under any other Transaction Document.

ARTICLE IV

COVENANTS

4.1 Interim Operations of the Target Companies, General Partner Entities and Sponsored Funds.

(a) Except (i) as otherwise expressly required or permitted by this Agreement, (ii) as required by applicable Law, (iii) as authorized by any Order of the Bankruptcy Court, which Order is consistent with this Agreement or (iv) as otherwise set forth in Section 4.1(a) of the Seller Disclosure Schedule, during the period from the Execution Date to the earlier of the Closing Date and the termination of this Agreement in accordance with Article VII (Termination), the Seller shall use reasonable best efforts to cause (x) the Target Companies, General Partner Entities and Sponsored Funds to conduct their respective businesses and operations in the ordinary course of business consistent with past practice and to maintain and preserve their respective relationships and goodwill with investors, co-investors, clients, vendors, employees, service providers, and any other Persons having business dealings with them, and to maintain and preserve the Target Companies’ and General Partner Entities’ present business arrangements, organizations, assets and technology and (y) the Sponsored Funds to conduct their respective businesses and operations in accordance with the Fund Documentation in effect as of the Execution Date.

(b) Notwithstanding Section 4.1(a) (Interim Operations of the Target Companies, General Partner Entities), except (A) as otherwise expressly required or permitted by this Agreement, (B) as required by applicable Law, (C) as authorized by any Order of the Bankruptcy Court, which Order is consistent with this Agreement, (D) as expressly permitted by the Fund Documentation and in the ordinary course, (E) as effected in connection with the Pre-Closing Restructuring, (F) as required by the Management Company and the General Partner Entities’ fiduciary obligations to the Sponsored Funds, or (G) as otherwise set forth in Section 4.1(b) of the Seller Disclosure Schedule, the Seller shall cause each Target Company and General Partner Entity not to, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed; provided that such consent shall be deemed to have been given if the Seller, such Target Company or such General Partner Entity does not receive the Buyer’s response within five (5) Business Days following the Buyer’s receipt of the written request for such response from such Target Company or General Partner Entity), undertake any of the following actions in respect of the Target Companies and the General Partner Entities, and, where specified, the Sponsored Funds:

(i) (x) adopt any change in the Organizational Documents of such Target Company or General Partner Entity, (y) adopt any material change in the Fund Documentation other than in the ordinary course of business or (z) adopt any material change to the carried interest schedules or exhibits attached to the Organizational Documents of each General Partner Entity, in each case;

(ii) merge or consolidate with any other Person, or restructure, reorganize, dissolve, wind-down or completely or partially liquidate or otherwise enter into any agreements or arrangements, or change the capital structure of any Target Company, General Partner Entity or Sponsored Fund;

(iii) directly or indirectly acquire assets outside of the ordinary course of business from any other Person, or acquire any business or Person, or division or portion thereof, by merger or consolidation, purchase of substantially all assets or equity interests or by any other manner, in each case, in any transaction or series of related transactions;

(iv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, fail to maintain or allow to lapse or expire or otherwise dispose of any of its material assets, properties, operations, product lines, businesses or interests therein, except for (A) sales or other dispositions of obsolete assets in the ordinary course of business consistent with past practice (including the expiration or lapse of Intellectual Property in the ordinary course of business) and (B) non-exclusive licenses, covenants not to sue and similar rights granted under or with respect to Intellectual Property in the ordinary course of business consistent with past practice, provided that such amounts may not exceed $250,000 in the aggregate;

(v) issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any Interests, or securities convertible or exchangeable into or exercisable for any shares of such Interests, or any options, warrants or other rights of any kind to acquire any shares of such Interests;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any Equity Interests, or other interests or securities convertible or exchangeable into or exercisable for any Equity Interests;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares of capital stock or other equity interests or enter into any agreement with respect to the voting of its shares of capital stock or other equity interests; provided that the foregoing shall not limit or restrict in any way a dividend or other distribution of cash held by such Target Company or General Partner Entity that is not Restricted Cash, including any distribution of Carried Interest or distributions in respect of Sponsor Commitments, in each case solely to the extent that such action results in a reduction to the Closing Purchase Price in accordance with the terms of this Agreement;

(viii) create or incur any Lien on assets of such Target Company or General Partner Entity (other than a Permitted Pre-Closing Encumbrance) material to such Target Company or General Partner Entity;

(ix) create, incur, assume or guarantee any Indebtedness other than any Indebtedness incurred in the ordinary course of business;

(x) assume or enter into any Contract that would have been required to be set forth on Sections 2.12(a)(i) (purchase and sale rights), 2.12(a)(ii) (restrictive covenants), 2.12(a)(iv) (exclusive distribution rights), 2.12(a)(vi) (Liens), 2.12(a)(viii) (commissions), 2.12(a)(ix) (Government Contract), 2.12(a)(x) (material indemnification obligations) or 2.12(a)(xi) (settlement) of the Seller Disclosure Schedule if it were in effect on the date hereof, or modify, amend, terminate, cancel, extend or grant any consent or waiver under any such Material Contract, or any Contract that would have been required to be set forth on Sections 2.12(a)(i) (purchase and sale rights), 2.12(a)(ii) (restrictive covenants), 2.12(a)(iv) (exclusive distribution rights), 2.12(a)(vi) (Liens), 2.12(a)(viii) (commissions), 2.12(a)(ix) (Government Contract), 2.12(a)(x) (material indemnification obligations) or 2.12(a)(xi) (settlement) of the Seller Disclosure Schedule if it were in effect on the date hereof (other than any actions in the ordinary course), or modify, amend, terminate, cancel, extend or grant any consent or waiver under any material Contract of the Sponsored Funds to which only one or more Sponsored Funds (and not any Target Company or General Partner Entity (except in its capacity as general partner of a Sponsored Fund)) are parties, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, General Partner Entities and Sponsored Funds, taken as a whole;

(xi) abandon, allow to lapse or fail to maintain any insurance policy that is required to be set forth on Section 2.21 of the Seller Disclosure Schedule, or modify, amend, terminate, cancel, extend or grant any consent or waiver under any such insurance policy (other than any immaterial consents or waivers in the ordinary course of business consistent with past practice);

(xii) abandon, cancel, surrender, allow to expire or fail to renew any Governmental Permit;

(xiii) make any loans, advances, guarantees or capital contributions to or investments in any Person other than make capital contributions to the Sponsored Funds to fulfill Sponsor Commitment obligations in the ordinary course of business consistent with past practice;

(xiv) other than with respect to any Tax Returns of Seller or any of its Affiliates (other than a Target Company or General Partner Entity or Sponsored Fund or QIF 7), (A) make any changes with respect to its accounting policies, methods or procedures, except as required by changes in Law or GAAP; (B) change or revoke any material Tax election, (C) amend any material Tax Return, (D) settle any material Tax audit or proceeding, or (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) with respect to a material Tax liability;

(xv) waive, release, assign, settle or compromise any material Action relating to such Target Company, General Partner Entity or Sponsored Fund to the extent that such waiver, release, assignment, settlement or compromise (A) involves payments exceeding $500,000 in the aggregate or (B) imposes any binding obligation or restriction, whether contingent or realized, on the Interests and/or the Buyer;

(xvi) except as required pursuant to the terms of any Benefit Plan in effect as of the Execution Date, or as otherwise required by applicable Law, (A) grant to any Service Provider any increase in compensation or benefits (including severance benefits), (B) grant, amend or modify the terms of any severance, retention, change in control, termination or similar compensation or benefits payable to any Service Provider, (C) grant, amend or modify any equity, equity-based or other incentive awards held by any Service Provider, (D) hire, appoint or promote any Service Provider with an annual salary or wage rate or consulting fees in excess of $225,000, (E) terminate the employment of any Service Provider with an annual salary or wage rate or consulting fees in excess of $225,000 other than for cause, (F) take any action to increase or accelerate the vesting of, or payment of, any compensation or benefit under any Acquired Seller Plan, (G) increase the coverage or benefits under any Acquired Seller Plan or amend any Acquired Seller Plan or (H) amend or modify the terms of the Carried Interest Policy;

(xvii) make any Sponsor Commitment other than in the ordinary course and consistent with past practice;

(xviii) enter into any Side Letters outside of the ordinary course of business or enter into any Side Letters the terms of which are outside of the ordinary course of business;

(xix) take any action or omit to take any action that would result in a “key person” or “for cause” event (or similar concept) under any Fund Documentation (excluding any action legally required of the Seller pursuant to an Order of the Bankruptcy Court, provided that Seller shall provide or cause the Management Company or the applicable General Partner Entity to provide prior written notice to the Buyer; provided further that if providing prior written notice to the Buyer is prejudicial to the Seller, then the Seller shall provide written notice to Buyer promptly after taking such action);

(xx) raise any funds or launch or form any Sponsored Fund (or entry into any Contract or Side Letter in connection therewith) in any strategy that has not generated revenue for the Target Companies prior to the date hereof;

(xxi) use any Cash to pay or repay any Indebtedness after 11:59 pm Eastern Time on the day immediately preceding the Closing and prior to the Closing;

(xxii) change, revoke, terminate or otherwise amend, or cause any of the Assignor Funds to change, revoke, terminate or otherwise amend, the “Maximum Reinvestment Election Percentage” or other similar election set forth on the REF Reinvestment Election Form; or

(xxiii) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement (i) is intended to give the Buyer, directly or indirectly, the right to control or direct the businesses or operations of any of the Target Companies, General Partner Entities or Sponsored Funds prior to the Closing Date or (ii) shall operate to prevent or restrict any act or omission by the Seller the taking of which is required by applicable Law or any Contract or Benefit Plan by which the Seller, a Target Company, a General Partner Entity or Sponsored Fund, as applicable, is bound as of the Execution Date. Prior to the Closing Date, the Seller shall, and shall cause each Target Company and General Partner Entity to, exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the business and operations of such Target Company, General Partner Entity or Sponsored Fund.

4.2 Cooperation and Efforts to Consummate Transactions; Status Updates; Milestones.

(a) Cooperation and Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Seller and the Buyer shall cooperate with each other and use (and shall cause their respective Affiliates and Subsidiaries to use) their respective reasonable best efforts to (i) take or cause to be taken all actions reasonably necessary or advisable on their part under this Agreement to consummate the Transactions as promptly as reasonably practicable in accordance with this Agreement, (ii) execute, acknowledge and deliver in proper form any further documents, certificates, agreements and other writings, and take such other action as such other Party may reasonably require, in order to effectively carry out the intent of the Transaction Documents (including the Organizational Document Amendments), (iii) make or cause to be made all registrations, filings, notifications, submissions and applications with, to give all notices to and to obtain any consents, governmental transfers, approvals, orders, qualifications and waivers from any Governmental Entity necessary for the consummation of the Transactions, (iv) not to take any action prior to the Closing that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Transactions, except to the extent such action is otherwise expressly contemplated by this Agreement, (v) make or cause to be made all actions reasonably necessary (including the Organizational Document Amendments) to ensure that (A) the Seller shall solely be responsible for funding any general partner “give back” or “clawback” or similar Liabilities arising under the Fund Documentation or the Organizational Documents of the General Partner Entities that attach to Carried Interest or other amounts distributed to the General Partner Entities and received by the Seller prior to the Closing and (B) the Buyer and its Affiliates shall have the right to set off any portion of such amounts owed by the Seller in accordance with such Liabilities against any other distributions otherwise to be made to Seller in respect of its retained interest in the relevant General Partner Entity, (vi) cooperate with the other Party and take such actions as such other Party may reasonably request in connection with the consummation of the Transactions (including to effectuate that following the Closing, (A) Buyer (or its Affiliates) shall, directly or indirectly, have (x) the sole and full ownership of the Track Record, and the Books and Records of the Target Companies and General Partner Entities solely to the extent necessary to support the Track Record, and shall have (y) the right to reference the Track Record (including any “related performance” of one or more of the Sponsored Funds) and the related Books and Records in a manner consistent with applicable Law, in each case of clauses (x) and (y), to the extent reasonably necessary for the operation of the businesses of the Target Companies, General Partner Entities and the Sponsored Funds and (B) the Seller and its Affiliates shall not be permitted to reference the Track Record for use in any business that provides actively managed investment advisory services; provided, however Seller and its Affiliates shall be permitted to reference any pre-Closing Track Record in all other contexts in a manner consistent with applicable Law, (vii) cooperate with the Buyer and provide all registrations, filings, notifications, submissions and applications and execute, acknowledge and deliver in proper form any documents, certificates, agreements and other writings with respect to any compliance or regulatory requirements as reasonably requested by the Buyer, in each case, to the extent necessary for the Buyer and each Target Company, General Partner Entity and Sponsored Fund to comply with applicable Law, and (viii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transactions.

(b) Status Updates. Subject to applicable Laws and as required by any Governmental Entity, the Seller and the Buyer shall each keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of material or substantive notices or other communications (or where no such copies are available, a reasonably detailed description thereof) received by any Party, as the case may be, or any of its Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to the Transactions.

(c) Milestones. The Seller shall (or in the case of Section 4.2(c)(ii) and Section 4.2(c)(iii), shall use commercially reasonable efforts to seek to) consummate the Transactions in accordance with the following milestones (the “Milestones”) unless extended in writing by the Buyer:

(i) by May 3, 2024, the Seller shall file the Sale Motion and a motion scheduling expedited hearing and shortening the time period for notice of a hearing on the Buyer Protections Order with the Bankruptcy Court;

(ii) by the date that is twenty-five (25) days from the filing of the Buyer Protections motion, the Seller shall obtain entry of the Buyer Protections Order by the Bankruptcy Court, and such Buyer Protections Order shall not be subject to any stay; and

(iii) by the date that is thirty (30) days from the entry of the Buyer Protections Order, the Seller shall obtain entry of the Sale Order by the Bankruptcy Court, and such Sale Order shall not be subject to any stay.

4.3 Regulatory Filings/Approvals.

(a) Submission of Filings and Notices.

(i) Exchanging Information. The Seller, on the one hand, and the Buyer on the other, shall each, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers, stockholders and, to the extent necessary, its Affiliates, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Parties or any of their respective Subsidiaries or, to the extent necessary, Affiliates, to any Governmental Entity in connection with the Transactions.

(ii) Initial Submissions. The Seller and the Buyer shall prepare and file as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, clearances, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Without limiting the foregoing, each of the Seller and the Buyer shall make or cause to be made its respective filing pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the Execution Date. The Parties shall use their respective commercially reasonable efforts to obtain early termination of any applicable waiting period, to the extent early termination is available, from the applicable Governmental Entities. Whether or not the Transactions are consummated, the Buyer shall be responsible for all filing fees incurred in order to obtain any consent, clearance, registration, approval, permit or authorization or any expiration or termination of a waiting period pursuant to this Section 4.3 (Regulatory Filings/Approvals).

(iii) Subsequent Submissions. The Parties shall, or shall cause their respective Subsidiaries and Affiliates to, promptly provide all documents requested by any Governmental Entity to the extent reasonably necessary or advisable to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from such Governmental Entity in order to consummate the Transactions.

(iv) Conduct of Interactions with Governmental Entities. Subject to applicable Laws relating to the exchange of information, the Parties shall, to the extent practicable, each consult with the other on and consider in good faith the views of the other in connection with, all the information relating to the Buyer, the Seller, the Target Companies, General Partner Entities and Sponsored Funds, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, the Parties shall act reasonably and as promptly as practicable. Notwithstanding the foregoing or anything in this Agreement to the contrary, the Buyer shall be entitled to direct any proceedings or negotiations with any Governmental Entity relating to any of the matters addressed in this Section 4.3 (Regulatory Filings/Approvals), provided that the Buyer shall, to the extent permitted, afford the Seller a reasonable opportunity to participate therein.

(b) Efforts.

(i) Notwithstanding anything in this Agreement to the contrary, the Buyer shall use its reasonable best efforts to take or cause to be taken, any and all actions and do, or cause to be done, any and all things reasonably necessary, proper or advisable to avoid, eliminate and resolve each and every impediment and obtain all consents required to permit the satisfaction of the conditions in Article VI (Conditions), as promptly as reasonably practicable.

(ii) Without limiting the generality of the foregoing, the Parties agree (A) to use their respective reasonable best efforts to avoid (but without any requirement to litigate or appeal) the entry of any permanent, preliminary or temporary injunction or other decree, decision, determination or judgment that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (B) that nothing in this Section 4.3 (Regulatory Filings/Approvals) shall require the Seller to take any actions that would have a material and adverse impact on the remainder of the Seller’s assets (other than the Sale Interests).

4.4 Third-Party Consents.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Seller shall, and shall cause each Target Company, General Partner Entity and Sponsored Fund to, use its reasonable best efforts to obtain any consents required by any Contracts set forth on Section 4.4(a) of the Seller Disclosure Schedule to which the Seller, a Target Company, a General Partner Entity or a Sponsored Fund is a party from third parties in connection with the consummation of the Transactions at or prior to the Closing. In connection therewith, the Seller shall not, and shall cause each Target Company, General Partner Entity or Sponsored Fund, not to, (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value, (ii) amend, supplement or otherwise modify any such Contract or (iii) agree or commit to do any of the foregoing, in each case, for the purposes of giving, obtaining and/or effecting any third-party consents without the prior written consent of the Buyer, not to be unreasonably withheld.

(b) Notwithstanding anything to the contrary contained herein, in no event shall any Party or any of their respective Affiliates be required to make any payments, incur any liability, commence any litigation or make any concessions to obtain any consents of third parties contemplated by this Section 4.4 (Third-Party Consents), and the failure to receive any such consents shall not be taken into account with respect to whether any conditions to the Closing set forth in Article VI (Conditions) shall have been satisfied.

4.5 Access and Reports. Subject to applicable Law, upon reasonable advance notice, the Seller shall, and shall cause each Target Company, General Partner Entity and Sponsored Fund to, afford the Buyer’s officers and other authorized Representatives reasonable access, during normal business hours from the Execution Date to the earlier of the Closing Date and the termination of this Agreement in accordance with Article VII (Termination), to employees, officers, service providers, properties, books, contracts and records of such Target Company, General Partner Entity or Sponsored Fund, as applicable, and, during such period, shall furnish promptly to the Buyer all information in the possession of Seller concerning its business, properties and personnel as the Buyer may reasonably request; provided that the foregoing shall not require the Seller, such Target Company, such General Partner Entity or such Sponsored Fund (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Seller, such Target Company, such General Partner Entity or such Sponsored Fund, as applicable, would result in the unauthorized disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality (if any Law applicable to such Target Company, General Partner Entity or Sponsored Fund requires such Target Company, General Partner Entity or Sponsored Fund to restrict or prohibit access to such information) or (ii) to disclose any privileged information or waive other privileges or protections of such Target Company, General Partner Entity or Sponsored Fund under applicable Law that would violate the terms of any non-disclosure agreement with a third party; provided, that, if the Seller, any Target Company, General Partner Entity or Sponsored Fund does not provide or cause to be provided access or information based on clauses (i) and (ii) above, then the Seller, such Target Company, such General Partner Entity or such Sponsored Fund shall (x) promptly provide written notice to the Buyer stating it is withholding information in reliance thereon; (y) take reasonable actions or implement arrangements (which could include, depending on the reasonableness thereof in the circumstances, entering into confidentiality agreements or joint defense agreements, obtaining the consent of third parties, redacting parts of documents, preparing “clean” summaries of information or limiting the availability of information to a “clean team” or to outside legal counsel) in order to make information available to the Buyer or to Buyer’s Representatives to the extent reasonably possible; and (z) use reasonable best efforts to provide such information in a manner that does not jeopardize such privilege, protection or applicable exceptions to disclosure; and provided, further, that the Buyer and its Representatives shall conduct any such activities (A) at their sole expense and (B) in such a manner as not to interfere unreasonably with the normal business or operations of such Target Company, General Partner Entity or Sponsored Fund. All information received pursuant to this Section 4.5 (Access and Reports) shall be governed by the terms of the Confidentiality Agreement.

4.6 Publicity. Except as required by the Bankruptcy Court in connection with the Bankruptcy Proceeding, with the exception of (i) the initial joint press release regarding the Transactions to be issued by the Seller and the Buyer, which shall be in forms mutually agreed by the Parties, (ii) any disclosure statement that the Seller may file in connection with the Bankruptcy Proceeding, (iii) communications by the Management Company or a General Partner Entity to limited partners or other investors of the Sponsored Funds, and (iv) any public disclosure issued by the Seller, a Target Company, a General Partner Entity, a Sponsored Fund or their respective Affiliates pursuant to their contractual obligations under any confidentiality agreement or as required by Law, the Buyer and the Seller will not issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Party, which approval may not be unreasonably withheld, except that such consent shall not be required in connection with ordinary or required pleadings made by either Party in the Bankruptcy Court or if disclosure is otherwise required by applicable Law or by the Bankruptcy Court. Each Party will use their respective reasonable best efforts, consistent with such applicable Law or Bankruptcy Court requirement, to provide advance notice to the other Party regarding such release, announcement or disclosure, and use commercially reasonable efforts to consult with the other Parties with respect to the text of any such required disclosure.

4.7 Service Provider Matters.

(a) Notwithstanding anything to the contrary in this Agreement, (i) in no event shall Seller be deemed to sell, transfer, assign, convey or deliver any assets, rights and properties to the extent relating to any Benefit Plan that is not an Acquired Seller Plan, and (ii) neither Buyer nor any designee of any Buyer (as applicable) shall be obligated to assume, and does not assume, and hereby disclaims all of the following service-provider related Liabilities of Seller that are not Liabilities of the Target Companies, General Partner Entities or Sponsored Funds, including (I) payments or entitlements to any current or former employees, officers, directors or consultants of Seller (who are not also Service Providers), including wages, other remuneration, holiday or vacation pay, severance pay (statutory or otherwise), commission, post-employment medical or life obligations, pension contributions and insurance premiums, (II) any ERISA Affiliate Liability, (III) any Liability arising out of, relating to or resulting from the employment or termination of employment prior to the Closing of any current or former employee or independent contractor of Seller, (IV) any Liability for any action resulting from any of Seller’s service providers’ separations from service, including any severance or separation pay, (V) any Liability relating to or arising out of the employment practices of Seller or any of its Subsidiaries or Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds), including any violations by Seller or its Subsidiaries or Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds) of any labor or employment agreement, and (VI) any Liability arising out of, relating to or resulting from any Seller bonus plans, change of control plans, retention plans, key employee incentive plans or key employee retention plans.

(b) The Buyer agrees that the service providers of the Management Company at the time of Closing who continue to remain employed with the Management Company, the Buyer or their Affiliates (the “Continuing Service Providers”) immediately following the Closing shall, during the period commencing on the Closing Date and ending on the first anniversary of the Closing, be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage provided by the Management Company to each such Continuing Service Provider immediately prior to the Closing and (ii) cash incentive compensation opportunities and employee benefits (excluding severance) that are substantially comparable in the aggregate to the cash incentive compensation opportunities and employee benefits (excluding severance) provided to such Continuing Service Provider immediately prior to the Closing.

(c) The Buyer shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of the Buyer or its Affiliates to be waived with respect to the Continuing Service Providers and their eligible dependents, (ii) give each Continuing Service Provider credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made and (iii) give each Continuing Service Provider service credit for such Continuing Service Provider’s employment with the Seller, the Seller’s Affiliates, and the Management Company for purposes of vesting, benefit accrual and eligibility to participate under each applicable benefit plan of the Buyer, as if such service had been performed with the Buyer, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(d) Buyer shall assume and honor all Acquired Seller Plans in accordance with their terms.

(e) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent the Buyer or any of its Affiliates from amending or terminating any of their benefit plans or, after the Closing, any Benefit Plan in accordance with their terms, (iii) prevent the Buyer, the Management Company or any of their Affiliates, after the Closing, from terminating the employment of any Continuing Service Provider, subject to following adequate procedures under applicable Law and compliance with this Section 4.7 (Service Provider Matters), or (iv) create any third-party beneficiary rights in any service provider of the Management Company, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Service Provider by the Buyer, the Management Company or any of their Affiliates or under any benefit plan which the Buyer, the Management Company or any of their Affiliates may maintain.

4.8 Confidentiality.

(a) The terms of the Confidentiality Agreement, dated December 19, 2023 (the “Confidentiality Agreement”), between the Seller and the other parties thereto, are hereby incorporated by reference, mutatis mutandis, and, notwithstanding anything contained in the Confidentiality Agreement to the contrary, shall continue in full force and effect until (x) the Closing or (y) if this Agreement is validly terminated pursuant to

Article VII (Termination), the remainder of the term of the Confidentiality Agreement or for twelve (12) months after the date of such termination, whichever is longer. As of the Closing, the Buyer’s Affiliates’ obligations under the Confidentiality Agreement shall automatically terminate. The Buyer acknowledges and understands that this Agreement, before it becomes otherwise publicly available, may be publicly filed in the Bankruptcy Court and with the SEC on Form 8-K, and further made available by the Seller in accordance with Section 4.16 (No Solicitation), and that, except as prohibited herein, such disclosure will not be deemed to violate any confidentiality obligations owing to the Buyer, whether pursuant to this Agreement, the Confidentiality Agreement or otherwise.

(b) Following the Closing Date, the Seller shall, and shall use reasonable best efforts to instruct its Affiliates and Representatives to (and Seller shall be responsible for violations of this Section 4.8(b) by such Affiliates and Representatives), keep confidential and not use any non-public, proprietary or confidential information and data about or otherwise relating to the business of the Buyer and its Affiliates (which shall include the Target Companies, the General Partner Entities and Sponsored Funds) (“Buyer Confidential Information”) in the possession of Seller or any of its Affiliates or Representatives; provided, however, that Seller may disclose Buyer Confidential Information (i) with the prior consent of the Buyer, (ii) to its Affiliates and Representatives who need to know such information for the purpose of assisting the Seller in connection with the Transactions or the Bankruptcy Proceeding, so long as the Seller instructs such Affiliates and Representatives to treat the Buyer Confidential Information in a confidential manner and in accordance with the terms hereof, (iii) to a Governmental Entity if required by Law or legal process, or in connection with a judicial or administrative proceeding or examination, or (iv) to the extent necessary to enforce the Seller’s rights under this Agreement or defend against any claims related to the Transactions. Notwithstanding the foregoing or anything to the contrary in this Agreement, the term “Buyer Confidential Information” will not include information that (A) becomes available to the Seller on a non-confidential basis from a source other than the Buyer or its Affiliates or Representatives, if such other source (x) lawfully obtained possession of such information and (y) is not known to the Party to be bound by a confidentiality obligation covering the relevant information or otherwise prohibited from disclosing the relevant information or (B) is or becomes generally available to the public (other than as a result of a breach by the Seller or its Affiliates or Representatives) or (C) was independently developed by Seller or its Representatives without use of Buyer Confidential Information. If Seller is required by applicable Law to divulge any Buyer Confidential Information, to the extent legally permissible, Seller shall provide Buyer with prompt written notice of each such request so that Buyer may, at Buyer’s sole expense, seek an appropriate protective Order or other appropriate remedy, and Seller shall reasonably cooperate with Buyer (at Buyer’s sole expense) to obtain a protective Order or other remedy; provided that, in the event that a protective Order or other remedy is not obtained, Seller shall furnish only that portion of such Buyer Confidential Information which, in the opinion of its counsel, Seller is legally compelled to disclose and shall exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such Buyer Confidential Information so disclosed (except for any filings publicly filed (x) in the Bankruptcy Court and (y) with the SEC on Form 8-K).

(c) For a period of two (2) years following the Closing Date, the Buyer shall, and shall use reasonable best efforts to instruct its Affiliates and Representatives to (and Buyer shall be responsible for violations of this Section 4.8(c) by such Affiliates and Representatives), keep confidential any non-public, proprietary or confidential information and data of the Seller (“Seller Confidential Information”) that the Seller furnishes or otherwise makes available to the Buyer, its Representatives or Affiliates whether before, on or after the date of this Agreement; provided, however, that the Buyer may disclose Seller Confidential Information (i) to its Affiliates, and Representatives who need to know such information for the purpose of assisting the Buyer in connection with the Transactions, so long as the Buyer instructs such Affiliates and Representatives to treat the Seller Confidential Information in a confidential manner and in accordance with the terms hereof, (ii) to a Governmental Entity if required by Law or legal process, or in connection with a judicial or administrative proceeding or examination, or (iii) to the extent necessary to enforce the Buyer’s rights under this Agreement or defend against any claims related to the Transactions. Notwithstanding the foregoing or anything to the contrary in this Agreement, the term “Seller Confidential Information” will not include information that (A) is or becomes available to the Buyer on a non-confidential basis from a source other than the Seller or its Affiliates or Representatives, if such other source (x) lawfully obtained possession of such information and (y) is not known to the Party to be bound by a confidentiality obligation covering the relevant information or otherwise prohibited from disclosing the relevant information or (B) is or becomes generally available to the public (other than as a result of a breach by the Buyer or its Affiliates or Representatives), (C) was independently developed by Buyer or its Representatives without use of Seller Confidential Information or (D) constitutes Buyer Confidential Information. If Buyer is required by applicable Law to divulge any Seller Confidential Information, to the extent legally permissible, Buyer shall provide Seller with prompt written notice of each such request so that Seller may, at Seller’s sole expense, seek an appropriate protective Order or other appropriate remedy, and Buyer shall reasonably cooperate with Seller (at Seller’s sole expense) to obtain a protective Order or other remedy; provided that, in the event that a protective Order or other remedy is not obtained, Buyer shall furnish only that portion of such Seller Confidential Information which, in the opinion of its counsel, Buyer is legally compelled to disclose and shall exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such Seller Confidential Information so disclosed (except for any filings publicly filed (x) in the Bankruptcy Court and (y) with the SEC on Form 8-K).

4.9 Tax Matters.

(a) The Seller will prepare and file income Tax Returns that relate solely to a Pre-Closing Period of the Target Companies, General Partner Entities, QIF 7, Sponsored Funds and their respective Subsidiaries. The Buyer and its Affiliates will prepare and file all other Tax Returns of the Target Companies, General Partner Entities, QIF 7, Sponsored Funds and their respective Subsidiaries, including, with respect to (i) any taxable period that includes (but does not end on) the Closing Date (“Straddle Period”), (ii) any taxable period beginning after the Closing Date and (iii) any non-income Tax Returns due after the Closing; provided that to the extent a Tax Return of the Target Companies, General Partner Entities, QIF 7, Sponsored Funds or their respective Subsidiaries relates to an income Tax Return with respect to a Straddle Period or until the Closing Purchase Price is finally determined in accordance with Section 1.5 (Closing Statements), any non-income Tax Return to the extent the Taxes relating thereto are taken into account in the calculation of the Closing Purchase Price, the Buyer and its Affiliates shall prepare such Tax Return in a manner consistent with past practice, except to the extent otherwise required by Applicable Law, and submit any such income Tax Return to the Seller for the Seller’s review and comment at least fifteen (15) Business Days prior to the due date (including validly obtained extensions) of such income Tax Return and any such non-income Tax Return to the Seller for the Seller’s review and comment a reasonable period of time prior to the due date (including validly obtained extensions) of such Tax Return, and the Buyer and its Affiliates shall consider in good faith any reasonable comments made by the Seller and will not file such Tax Return without the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed).

(b) Tax Contests.

(i) Subject to Section 4.9(c), the Seller will control any action, audit, exam, proceeding, litigation, notice of deficiency, or other adjustment, assessment or redetermination (a “Tax Contest”) relating to any Target Company, General Partner Entity, Sponsored Fund, QIF 7, and/or any of their respective Subsidiaries that relate solely to income Taxes of the Seller, Target Company, General Partner Entity, Sponsored Fund, QIF 7 and/or any of their respective Subsidiaries for a Pre-Closing Period; provided that (i) the Seller will timely provide the Buyer copies of any written correspondence and other material communications from or with a Taxing Authority with respect to such income Tax Contest, (ii) to the extent such income Tax Contest is reasonably expected to affect the income Tax liability of the Buyer, the Buyer shall be entitled to participate in such income Tax Contests at its own expense, and (iii) the Seller shall not (and shall not allow the Target Companies, General Partner Entities, Sponsored Funds, QIF 7 or their respective Subsidiaries to) settle, resolve, or abandon such income Tax Contest without the Buyer’s prior written consent, which shall not be unreasonably withheld, delayed, or conditioned.

(ii) The Buyer will control all other Tax Contests (including, for the avoidance of doubt, any Tax Contests for a Straddle Period) relating to any Target Company, General Partner Entity, Sponsored Fund, QIF 7 and/or any of their respective Subsidiaries; provided that (i) the Buyer will timely provide the Seller copies of any written correspondence and other material communications from or with a Taxing Authority with respect to any such income Tax Contest, (ii) to the extent such income Tax Contest is reasonably expected to affect the income Tax liability of the Seller, the Seller shall be entitled to participate in such income Tax Contests at its own expense, and (iii) the Buyer shall not (and shall not allow the Target Companies, General Partner Entities, QIF 7, Sponsored Funds or their respective Subsidiaries to) settle, resolve, or abandon such Tax Contest without the Seller’s prior written consent, which shall not be unreasonably withheld, delayed, or conditioned.

(iii) The Seller and the Buyer shall cooperate with each other in good faith in the conduct of any Tax Contest with respect to the Target Companies, General Partner Entities, QIF 7, Sponsored Funds and their respective Subsidiaries.

(c) Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to transfer to the Buyer any books, records or information to the extent they relate to Tax Returns or related records or workpapers concerning the Seller or any member of the Seller Tax Group, provided that, to the extent such Tax Returns, records or workpapers would otherwise be required to be provided hereunder, and to the extent commercially reasonable, the Seller shall use commercially reasonable efforts, upon reasonable request, to provide portions of such Tax Returns, records or workpapers, or redacted versions thereof, to the extent relating solely to one or more Target Companies, General Partner Entities, QIF 7, Sponsored Funds and their respective Subsidiaries. For the avoidance of doubt, this Section 4.9(c) (Tax Matters) will not require any Target Companies, General Partner Entities, QIF 7, Sponsored Funds or their respective Subsidiaries to take any actions that would reasonably be expected to prevent or delay the consummation of the Transactions.

(d) The Seller or its designee shall be the “partnership representative” within the meaning of Section 6223 of the Code (or any analogous provision of federal, state or local law) with respect to the Target Companies, General Partner Entities, QIF 7 and Sponsored Funds for all Pre-Closing Periods of such entity as of the Execution Date and, unless otherwise required pursuant to this Agreement, shall be entitled to take all actions required or permitted under Law to be taken by the partnership representative. The Buyer or its designee shall be the “partnership representative” within the meaning of Section 6223 of the Code (or any analogous provision of federal, state or local law) with respect to the Target Companies, General Partner Entities, QIF 7 and Sponsored Funds for all Tax periods other than the Pre-Closing Period of such entity, and, unless otherwise required pursuant to this Agreement, shall be entitled to take all actions required or permitted under Law to be taken by the partnership representative. Notwithstanding the foregoing, the Buyer, the Seller, the applicable partnership representative, the Target Companies, General Partner Entities, QIF 7 and Sponsored Funds (as applicable) shall take all actions necessary to make, and shall cause to be made, a “push-out” election under Section 6226 of the Code (or any analogous provision of federal, state or local law) with respect to any Taxes payable by the Target Companies, General Partner Entities and QIF 7 (including, for the avoidance of doubt, with respect to the Pre-Closing Period and Straddle Periods and including any Taxes imposed on, or attributable to, the Target Companies, General Partner Entities or QIF 7 as a result of a Tax Contest of a Subsidiary, Sponsored Fund or its respective Subsidiaries). The Buyer or its designee shall also be entitled to take all actions necessary to fulfill the obligation set forth in Section 4.9(g).

(e) The Buyer, on the one hand, and Seller, on the other hand, agree to each bear fifty percent (50%) of all transfer, documentary, sales, use, stamp, recording, value-added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges (all including penalties, interest and other charges with respect thereto, collectively “Transfer Taxes”) incurred in connection with the consummation of the Transactions. Such Transfer Taxes shall be paid by the party responsible under applicable Law to pay such Transfer Taxes, and the applicable party shall reimburse the other for its share of such Transfer Taxes. The Buyer and the Seller shall cooperate in good faith in the filing of any Tax Returns for such Transfer Taxes by the party required to file such Tax Returns under applicable Law.

(f) Within ninety (90) days after the final determination of the Closing Purchase Price, the Buyer shall prepare a schedule allocating the purchase price (as determined for U.S. federal income Tax purposes) among the Target Companies, General Partner Entities, Evergreen Fund, QIF 1 and QIF 7 to the extent applicable, and then further amongst the assets of each Target Company, General Partner Entity, QIF 7 and Sponsored Funds for U.S. federal income Tax purposes (including any allocation regarding Section 743 or Section 751 of the Code) in a manner consistent with Sections 755 and 1060 of the Code and any applicable Treasury Regulations promulgated thereunder and consistent with any allocation of the purchase price (as determined for U.S. federal income Tax purposes) amongst the Buyer and any Person to whom the Buyer has assigned its rights and obligations under this Agreement in accordance with Section 8.10 (Assignment; Third Party Beneficiaries) (the “Draft Allocation”) and shall deliver the Draft Allocation to the Seller for its review. If, within sixty (60) calendar days of the receipt of the Draft Allocation, the Seller shall not have objected in writing to such draft, the Draft Allocation shall become the Final Allocation, as defined below. If the Seller objects to the Draft Allocation in writing within such sixty (60) calendar-day period, the Buyer and the Seller shall negotiate in good faith to resolve any disputed items. Any allocation of the total consideration, as agreed upon by the Buyer and the Seller (the “Final Allocation”), shall be final and binding upon the parties. Any adjustment to the purchase price (as determined for U.S. federal income tax purposes) shall be allocated in accordance with the Final Allocation. Notwithstanding the foregoing, if the Seller timely notifies the Buyer of its objection to the Draft Allocation and the Buyer and the Seller are unable through negotiation to resolve their dispute regarding the Draft Allocation, then each party shall be permitted to make its own allocation to the extent permitted by applicable Law (for the avoidance of doubt, the Target Companies, General Partner Entities, Sponsored Funds and QIF 7 shall file allocations in accordance with the Buyer’s allocation) and shall not be responsible for, or have any liability with respect to, the allocations used by the other party; provided, further, that if Seller (or its applicable Affiliate) and Buyer agree in writing to a resolution of certain but not all disputed items, such resolved disputed items shall be final and binding on Seller, Buyer and their respective Affiliates (including the Target Companies, General Partner Entities, Sponsored Funds and QIF 7).

(g) The Target Companies shall cause an election under Section 754 of the Code to be made with respect to the Tax year which includes the Closing. The Organizational Documents of the General Partner Entities shall be amended, if necessary, to permit the General Partner Entities to make an election under Section 754 of the Code at the request of the Buyer or its respective Affiliates.

(h) The Seller, Target Companies, General Partner Entities, QIF 7 and Sponsored Funds shall cause any Tax Sharing Agreement to be terminated effective as of the Closing.

(i) From and after the Closing Date, the Buyer shall not, and shall cause each Target Company, General Partner Entity, QIF 7, Sponsored Fund and their respective Subsidiaries not to, except as otherwise required by applicable Law, without the prior written consent of the Seller (not to be unreasonably withheld, conditioned, or delayed), (i) amend or otherwise modify an income Tax Return of such Target Company, General Partner Entity, QIF 7, Sponsored Fund or their respective Subsidiaries with respect to a Pre-Closing Period or Straddle Period; (ii) make any income Tax election with respect to such Target Company, General Partner Entity, QIF 7, Sponsored Fund or their respective Subsidiaries (including an election under Section 336 or 338 of the Code or any similar provision of foreign, state or local Law) that relates to, or is retroactive to, a Pre-Closing Period or the pre-Closing portion of a Straddle Period; (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any income Tax or deficiency with respect to any Pre-Closing Period or Straddle Period; (iv) adopt or change any income Tax accounting method or practice with respect to, or that has retroactive effect to, a Pre-Closing Period or Straddle Period; (v) make or initiate discussions, examinations or voluntary disclosures with any Taxing Authority or other Governmental Entity with respect to income Tax matters related to the Target Company, General Partner Entity, QIF 7, Sponsored Fund and any of their respective Subsidiaries with respect to a Pre-Closing Period or Straddle Period; (vi) file any private letter ruling request or similar request with an Governmental Entity with respect to any income Taxes for a Pre-Closing Period or Straddle Period.

(j) The Parties shall use commercially reasonable efforts to allocate, under applicable Tax Law, income, gains, losses, deductions or credits attributable to the Target Companies, General Partner Entities, QIF 7, Sponsored Funds or their respective Subsidiaries for the Tax year in which the Closing Date occurs between the Buyer and the Seller based on a closing of the books other than items outside the ordinary course of business that happens after the Closing Date; provided that to the extent such method is permitted by such applicable Tax Law, if any such items are derived by an entity or arrangement treated under applicable Tax Law as a partnership, disregarded entity, or similar flow-through entity, and the information reporting necessary to perform such allocation is limited, such items may be reasonably directly or indirectly allocated in good faith between the Seller or its Affiliates on the one hand, and the Buyer or its Affiliates on the other hand; provided, further, that any deductions or other Tax benefits arising from Company Expenses shall be allocated to a Pre-Closing Period or Straddle Period to the extent supportable at a “more like than not” level of comfort by the relevant Target Company, General Partner Entity, QIF 7, Sponsored Fund or their respective Subsidiaries tax return preparers.

(k) The obligations of the Parties set forth in this Section 4.9 (Tax Matters) shall be unconditional and absolute and shall remain in effect without limitation as to time.

4.10 Intercompany Arrangements; Transition Services.

(a) The Parties agree that, immediately prior to the Closing, any Intercompany Payables and/or Related Party Transactions, with the exception of the Seller Subscription Facility, the Specified Deferred Fees and the Permitted Intercompany Payables, between a Target Company, General Partner Entity or Sponsored Fund, on the one hand, and the Seller or any of its Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds), on the other hand, shall be cancelled effective as of immediately prior to the Closing. For the avoidance of doubt, any Tax items of income or gain resulting from the cancellation or termination of Intercompany Payables and/or Related Party Transactions pursuant to this Section 4.10(a) (Intercompany Arrangements; Transition Services), if any, shall be allocated to the beneficial owners (for federal income tax purposes) of the applicable Target Company, General Partner Entity or Sponsored Fund prior to the Closing (and not the Buyer).

(b) Each of the Parties agrees that, immediately prior to the Closing, any contract, commitment or arrangement, with the exception of the Seller Subscription Facility, Specified Deferred Fees and the Permitted Intercompany Payables, between a Target Company, General Partner Entity or Sponsored Fund, on the one hand, and the Seller or any of its Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds), on the other hand, shall be terminated and be of no further force or effect and all obligations thereunder shall be extinguished, notwithstanding any terms thereof to the contrary.

(c) The Parties agree that, prior to Closing, the Seller shall amend the Seller Subscription Facility to provide that the Seller Subscription Facility shall mature, and all outstanding amounts thereunder shall become due and payable, at the earliest of (x) ninety (90) days following the Closing and (y) the closing of substitute subscription financing obtained by the Buyer or its Affiliates.

(d) The Buyer acknowledges that Capital Partners IV, L.P. and Cap. Partners VI, L.P. (the “Deferred Funds”) owe deferred management fees in the aggregate amount of $13,432,183, incurred on or prior to October 1, 2023, to the Seller (the “Deferred Management Fees”). The Buyer agrees to cause each Deferred Fund whose Client Consent has been obtained in accordance with Section 4.13 (Client Consents) to make payments to the Seller from and after the Closing, prior to the payment of any management fees to the Buyer, the Seller or any of their respective Affiliates, until fifty percent (50%) of the Deferred Management Fees attributable to such Deferred Fund (the “Specified Deferred Fees”) have been paid to the Seller. Following payment by a Deferred Fund of the Specified Deferred Fees attributable to such Deferred Fund to the Seller pursuant to the immediately preceding sentence, Buyer, the Deferred Funds and their respective Affiliates shall have no further obligation to the Seller with respect to the Deferred Management Fees attributable to such Deferred Fund. Any Tax items of income, gain, loss or deduction attributable to the Deferred Management Fees shall be solely allocated to the Seller.

(e) The Parties shall each cooperate and negotiate in good faith to promptly enter into a transition services agreement (the “Transition Services Agreement”) following the date hereof, which shall become effective at the Closing Date and shall be substantially consistent with the terms set forth in Exhibit I attached hereto. Following the date hereof, Buyer may identify and request any services, that the Target Companies, the General Partner Entities or their respective Subsidiaries receive from Seller or its Affiliates (other than the Target Companies, the General Partner Entities and the Sponsored Funds) as of the date hereof that are reasonably necessary to operate the business of the Target Companies, the General Partner Entities and the Sponsored Funds as operated as of the date hereof, and the Seller shall reasonably cooperate with Buyer to identify such services. The Seller shall, and cause its Affiliates to, use reasonable best efforts to provide the Buyer with the same or similar services following the Closing Date at cost (with no element of profit), and, for a duration of no less than three (3) months after the Closing Date. Subject to the last sentence of Section 4.13(a), the Parties agree that, following the Closing, pursuant to the Transition Services Agreement or otherwise, the Management Company shall reasonably cooperate with the Seller to assist with (i) the wind down of any Non-Consenting Clients (and their respective General Partner Entities, as applicable) for so long as reasonably necessary to fully dissolve such entities, and/or (ii) the management of any Non-Consenting Clients (and their respective General Partner Entities, as applicable) until the Seller’s engagement of a suitable third-party investment adviser, in each case, as reasonably requested by Seller, at Seller’s sole expense and in compliance with applicable Law.

(f) No additional consideration shall be payable by, and no additional amounts or Liabilities shall be owed by or borne, the Buyer or any of its Affiliates (including the Target Companies, General Partner Entities and Sponsored Funds) to the Seller or any of its Affiliates in connection with the transactions effected pursuant to this Section 4.10 (Intercompany Arrangements; Transition Services) other than as set forth in this Section 4.10 (Intercompany Arrangements; Transition Services).

4.11 Maintenance of Books and Records. After the Closing Date, the Buyer shall, until the sixth (6th) anniversary of the Closing Date, use reasonable best efforts to, subject to compliance with applicable Law, make available, maintain and retain all books, records, Track Records, other documents and electronically stored information of and relating to the Target Companies, General Partner Entities and their respective businesses in existence on the Closing Date (collectively, the “Books and Records”) for inspection and copying by the Seller, any of the Seller’s successors or assigns or any trustee in bankruptcy and, in each case, any of their respective Representatives upon reasonable notice, at the sole cost and expense of the requesting Person, and during normal business hours, solely as reasonably necessary for compliance with any obligation under (a) any applicable Law; (b) for the purposes of the preparation or amendment of Tax Returns, financial or court filings or reports of the Seller, (c) responding to court orders, subpoenas or inquiries, investigations, audits or other proceedings of Governmental Entities, (d) prosecuting and defending any claims, objections and resolutions in the Bankruptcy Proceeding and (e) as is necessary to administer, or satisfy their obligations in connection with, the Bankruptcy Proceeding; provided, that, the foregoing access shall not include any rights to information that (i) in the reasonable judgment of the Buyer, would result in the unauthorized disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality under any applicable Law, (ii) would result in the waiver of any attorney-client privilege or other privileges or protections under applicable Law or (iii) result in the disclosure of a trade secret. Notwithstanding the forgoing, prior to the sixth (6th) anniversary of the Closing Date, the Buyer shall not be restricted from destroying or otherwise disposing of any Books and Records relating to periods prior to the Closing Date so long as the Buyer provides the Seller reasonable notice thereof, and a reasonable opportunity to make copies of such Books and Records or any portion thereof, in each case at the Seller’s sole cost and expense.

4.12 Rebranding and Transitional Trademark License.

(a) To the extent any Seller Trademarks are used in the businesses of the Target Companies, General Partner Entities or Sponsored Funds as of the Closing, the Buyer shall, and shall cause the Target Companies, General Partner Entities and Sponsored Funds to, (i) within six (6) months following the Closing, take all actions necessary to change the name of the Target Companies, General Partner Entities and Sponsored Funds that includes any Seller Trademarks to a name that does not include such Trademarks or any Trademarks confusingly similar thereto, (ii) within six (6) months following the Closing, take all actions and execute all documents as may be necessary to evidence and record any such name changes, and (iii) upon expiration of the license granted pursuant to Section 4.12(b) (Rebranding and Transitional Trademark License), cease and discontinue all uses of any Seller Trademarks, and eliminate Seller Trademarks from, revise, paint over or otherwise permanently obscure the Seller Trademarks on any signage or other materials in the possession or under the control of the Buyer, the Target Companies, General Partner Entities or Sponsored Funds. The Buyer shall not, and shall cause the Target Companies, General Partner Entities and Sponsored Funds not to, use any Seller Trademarks, or any Trademarks incorporating any Seller Trademarks or confusingly similar thereto, outside of the scope of the license granted pursuant to this Section 4.12(a) (Rebranding and Transitional Trademark License). Notwithstanding the foregoing, Seller agrees that Buyer has the right, at all times after the Closing, to use the Seller Trademarks: (i) solely to the extent required by applicable Law, (ii) in a neutral, non-trademark manner to describe the history of the business of the Target Companies, General Partner Entities and Sponsored Funds for informational purposes, which descriptions are factually accurate, and (iii) on historical legal, financial and business agreements, documents and filings that, as of the Closing, contain or display the Seller Trademarks, which agreements, documents and filings are used solely for internal or archival purposes (and not public display), provided, that, at no time after the Closing shall the Target Companies, General Partner Entities or Sponsored Funds hold themselves out as being associated with or affiliated with the Seller with respect to the period after Closing.

(b) To the extent any Seller Trademarks are used in the businesses of the Target Companies, General Partner Entities and Sponsored Funds as of the Closing, the Seller hereby grants to the Buyer, subject to the terms and conditions of this Agreement and effective as of the Closing, a non-exclusive, royalty-free, fully paid-up, non-transferable, irrevocable, non-sublicensable license for the Target Companies, General Partner Entities and Sponsored Funds to use such Seller Trademarks, for a period of six (6) months after the Closing, solely in a substantially similar manner to how such Trademarks were used in such business as of the Closing. All goodwill arising from any such use of the Seller Trademarks shall inure to the benefit the Seller, and the quality of goods and services offered by the Target Companies, General Partner Entities and Sponsored Funds under the Seller Trademarks shall be at least as high as that of the Target Companies, General Partner Entities and Sponsored Funds during the twelve (12) months prior to the Closing.

4.13 Client Consents.

(a) As soon as practicable following the entry of the Sale Order, the Seller will cause the relevant Target Companies, General Partner Entities or Sponsored Funds to send to each limited partner or other investor of each Closing Revenue Relevant Fund a notice (a “Form of Investor Consent and Disclosures”) in a form as agreed between the Seller and the Buyer; provided that the parties shall use commercially reasonable efforts to agree on a Form of Investor Consent and Disclosures within ten (10) Business Days following the entry of the Sale Order. The Form of Investor Consent and Disclosures shall inform investors of the Transactions and the “assignment” or deemed “assignment” (as defined in the Advisers Act) of such Closing Revenue Relevant Fund’s Advisory Contract resulting from the Transactions, and if applicable, shall notify the applicable governing body or representative of the Sponsored Funds, announcing entry into this Agreement and the proposed Transactions. Any Form of Investor Consent and Disclosures delivered pursuant to this Section shall be delivered in compliance in all material respects with applicable Law and the applicable Advisory Contract or other Fund Documentation. The Seller shall, and shall cause the Management Company or General Partner Entities, as applicable, to use reasonable best efforts to obtain the Client Consents. The Seller shall keep Buyer reasonably informed in a timely manner of all material developments involving obtaining the Client Consents, and Buyer shall have a reasonable opportunity to review and comment on all additional disclosure, notice or consent materials to be provided by any Target Company, General Partner Entity or Sponsored Fund to any Person, investor, limited partner or other applicable representative in connection with the Transactions. The Seller shall, and shall cause the Management Company or General Partner Entities, as applicable, to promptly upon their receipt, provide the Buyer with copies of any and all material written correspondence (other than any informal inquiries or similar communications) between such parties and any limited partner or investor in any Sponsored Fund, or any members of a governing body or the applicable representative counsel of any of the foregoing relating to the Transactions which may impact the obtaining of Client Consents, and shall otherwise keep the Buyer reasonably informed in a timely manner of any material developments involving the obtaining of Client Consents. The Seller and the Buyer agree that the consent of each such Sponsored Fund to the Transactions shall be deemed to have been obtained for all purposes under this Agreement if the consent of such Sponsored Fund has been or, solely with respect to the Qualified Investors Funds, has deemed to have been, obtained in accordance with the applicable investor consent thresholds set forth in Section 4.13(a) of the Seller Disclosure Schedule. Seller, any Management Company, or any General Partner Entity shall not amend or revise any Advisory Contract or Fund Documentation or reduce or waive any fee or reimburse expenses payable under any Advisory Contract or Fund Documentation or offer or promise to any Sponsored Fund or any limited partner or other investor in any Sponsored Fund any reduced fee or other amendment in connection with obtaining any consent or otherwise in connection with the Transactions, or offer or make any payment or concession that would otherwise adversely affect the economic value of such Client relationship or materially modify any other term, in each case, without the prior written consent of the Buyer. If the Closing occurs but, notwithstanding its reasonable best efforts, Seller fails to obtain a Client Consent from a Sponsored Fund in accordance with the applicable investor consent threshold set forth in Section 4.13(a) of the Seller Disclosure Schedule (each, a “Non-Consenting Client”), it is understood and agreed that (i) Buyer shall not be required to purchase the portion of Seller’s Equity Interests corresponding to the General Partner Entity of any such Non-Consenting Client(s); (ii) the Buyer shall not have any obligation to manage or advise any Non-Consenting Client or its respective General Partner Entity (except as may be reasonably requested by the Seller pursuant to Section 4.10(e)); (iii) Exhibit B attached hereto shall automatically be deemed amended to remove each such General Partner Entity and Non-Consenting Client; and (iv) the Closing Purchase Price shall be adjusted accordingly. For the avoidance of doubt, the Seller shall retain the applicable General Partner Entities and their entitlements to Carried Interest and capital interest in respect of any Non-Consenting Client.

(b) The Seller and the Buyer agree that Section 4.13(a) of the Seller Disclosure Schedule sets forth the investors for which “negative” consent is permitted under the relevant Advisory Contract for the purposes of obtaining a Person’s consent to the assignment of an advisory arrangement as a result of the Transactions pursuant to this Section 4.13 (Client Consents). The consent of such investors shall be deemed to have been obtained for all purposes under this Agreement to the Transactions if the Person receiving the written notice delivered pursuant to this Section 4.13 (Client Consents) has not objected to the Transactions within forty-five (45) days (or such other period as specified in the applicable Advisory Contract) following delivery of such notice.

(c) The Seller and the Buyer agree that Section 4.13(c) of the Seller Disclosure Schedule sets forth the Sponsored Funds in which the investment period (or similar period as defined under the applicable Fund Documentation) has been suspended and the date as of which such suspension was effective. The Seller shall, and shall cause the Target Companies and General Partner Entities to, cooperate with the Buyer and its Affiliates and take or cause to be taken all actions reasonably necessary or advisable on their part (including, without limitation, seeking investor consent) to end any suspension of the investment period of such Sponsored Fund.

4.14 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions.

4.15 Books and Records. To the extent the books, records, Track Records, other documents and electronically stored information of and relating to the Target Companies, General Partner Entities, Sponsored Funds and their respective businesses are not in possession by the Target Companies, General Partner Entities or Sponsored Funds as of the Execution Date, the Seller shall use reasonable best efforts to facilitate the transfer of such books, records, Track Records, other documents and electronically stored information to the respective Target Company, General Partner Entity or Sponsored Fund prior to the Closing Date.

4.16 No Solicitation.

(a) Except as expressly permitted by this Section 4.16 (No Solicitation), from the Execution Date to the earlier of the Closing Date and the termination of this Agreement in accordance with Article VII (Termination), the Seller will not, and will cause the Seller Parties and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Alternative Transaction Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Alternative Transaction Proposal, (iii) approve, endorse or recommend any Alternative Transaction Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 4.16(b) (No Solicitation)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Alternative Transaction Proposal or (v) resolve or agree to do any of the foregoing; provided, that it is understood and agreed that any determination or action by the restructuring committee of the Seller’s board of directors made in accordance with Section 4.16(b) (No Solicitation) or Section 4.16(c) (No Solicitation) shall not be deemed to be a breach or violation of this Section 4.16(a) (No Solicitation). It is understood that any material violation of the restrictions contained in this Section 4.16 (No Solicitation) by the Seller, any Seller Party, any Target Company, any General Partner Entity, any Sponsored Fund or any Representative thereof, shall be deemed to be a breach of this Section 4.16 (No Solicitation) by the Seller.

(b) Notwithstanding anything to the contrary in this Agreement, the Seller Parties and their respective Representatives shall have the right to: (w) provide access to non-public information concerning the Target Companies, the General Partner Entities and the Sponsored Funds to any Person that submits an unsolicited Alternative Transaction Proposal and executes and delivers an Acceptable Confidentiality Agreement; (x) receive, respond to, and maintain and continue discussions or negotiations with respect to such unsolicited Alternative Transaction Proposals in order to determine if such Alternative Transaction Proposal constitutes a Superior Proposal; (y) provide access to non-public information concerning the Target Companies, the General Partner Entities and the Sponsored Funds and receive, respond to, and maintain and continue discussions or negotiations with respect to any existing Alternative Transaction Proposal outstanding as of the Execution Date or with respect to any party that has engaged in negotiations in the last three months regarding an Alternative Transaction Proposal prior to the Execution Date; and (z) enter into or continue discussions or negotiations with any creditor committee and/or the United States Trustee regarding the Transactions or any unsolicited Alternative Transaction Proposal, but only if Seller complies with the provisions of this Section 4.16(b) (No Solicitation). The Seller shall (i) provide notice of any Alternative Transaction Proposal received after the Execution Date to the Buyer within three (3) Business Days after the time of receiving such Alternative Transaction Proposal, (ii) provide to counsel to the Buyer a copy of any written Alternative Transaction Proposal (and notice and a description of any oral Alternative Transaction Proposal) within three (3) Business Day of the Seller Parties or their advisors receipt of such Alternative Transaction Proposal, (iii) notify the Buyer promptly (and in any event no later than twenty-four (24) hours following such determination) if the restructuring committee of the Seller’s board of directors determines that an Alternative Transaction Proposal is a Superior Proposal, and (iv) promptly provide such information to counsel to the Buyer regarding such discussions or any actions or inaction pursuant to this Section 4.16 (No Solicitation) (including copies of any materials provided to, or provided by, Seller Parties with respect to the applicable Alternative Transaction) as necessary to keep counsel to the Buyer reasonably contemporaneously informed as to the status and substance of the foregoing. On or after the Execution Date, the Seller Parties shall not enter into a confidentiality or nondisclosure agreement with any Person that is not an Acceptable Confidentiality Agreement. If as of the Execution Date the Seller, any Target Company, any General Partner Entity or Sponsored Fund is party to an existing applicable confidentiality agreement with any Person that submits an unsolicited Alternative Transaction Proposal that bars the Seller, such Target Company, such General Partner Entity or such Sponsored Fund from providing a copy of any such written Alternative Transaction Proposal (or notice and a description of any oral Alternative Transaction Proposal), the Seller shall use reasonable best efforts to obtain the consent of such submitting Person to provide counsel to the Buyer a copy of such written Alternative Transaction Proposal (or notice and a description of any oral Alternative Transaction Proposal). If the Seller determines that an Alternative Transaction Proposal is a Superior Proposal, the Buyer shall be provided four (4) Business Days after receipt of such notice to propose modifications to the Transactions, and the Seller shall (x) if requested by the Buyer, engage in good faith in discussions and negotiations regarding such modifications, and (y) not terminate this Agreement pursuant to Article VII (Termination) unless and until such period has elapsed and the restructuring committee of the Seller’s board of directors determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of the Transactions that the Buyer has agreed to make) that such Alternative Transaction Proposal is a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Seller or the restructuring committee of the Seller’s board of directors to take any action or to refrain from taking any action with respect to the Transactions to the extent that it determines in good faith, after consulting with outside counsel, that taking or failing to take such action would be inconsistent with its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 4.16 (No Solicitation) shall not be deemed to constitute a breach of this Agreement. If the Seller, in compliance with this Section 4.16 (No Solicitation), determines to take or refrain from taking any action, it shall promptly (but, in any event, within three (3) Business Days after such determination) provide written notice to the Buyer of such determination (which notice shall include a reasonable description of the action that the Seller has determined not to take or to not refrain from taking, as well as a reasonably detailed explanation for such determination), and the Buyer shall be provided five (5) Business Days after receipt of such notice to propose modifications to the Transactions, and the Seller shall (x) if requested by the Buyer, engage in good faith in discussions and negotiations regarding such modifications, and (y) not take such action unless and until such period has elapsed, and the restructuring committee of the Seller’s board of directors determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of the Transactions that the Buyer has agreed to make) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

4.17 Insurance.

(a) Seller shall, and shall cause each of its Affiliates to, use reasonable best efforts to (i) maintain the coverage provided to the Target Companies, General Partner Entities and Sponsored Funds and their respective businesses through the Seller Insurance Policies in full force and effect until the Closing, and (ii) prior to the Closing, report to the applicable third-party insurance provider under each such applicable Seller Insurance Policy all events, acts, errors, accidents, omissions, incidents, injuries or other forms of known occurrences to the extent relating to the each Target Company, General Partner Entity, Sponsored Fund or the properties, assets, operations, employees, officers or directors of such Target Company, General Partner Entity, Sponsored Fund, in each case, which occur prior to the Closing and are potentially covered by an occurrence-based Seller Insurance Policy to the same extent they would prior to the date hereof (collectively, the “Pre-Closing Occurrences”).

(b) From and after the Closing Date, (i) Seller shall, and shall cause each of its Affiliates to, use reasonable best efforts to report in good faith to the applicable third-party insurance provider all Pre-Closing Occurrences reasonably requested by Buyer, a Target Company, a General Partner Entity or Sponsored Fund, and otherwise reasonably cooperate with Buyer and its Affiliates to reasonably ensure that applicable claim reporting and other applicable material Seller Insurance Policy requirements are met, in each case with respect to Pre-Closing Occurrences that may reasonably be covered by a Seller Insurance Policy, (ii) Buyer shall cause each such Target Company, General Partner Entity and Sponsored Fund to comply with the terms of the applicable Seller Insurance Policy to the extent Seller has reasonably informed Buyer of such terms reasonably in advance of the time necessary to comply with such terms, (iii) Seller shall not, and shall cause its Affiliates not to, relinquish any of their respective rights, or take any actions (other than the making of claims under the Seller Insurance Policies) that could reasonably be expected to reduce or otherwise limit the available coverage for any Pre-Closing Occurrences under any of the Seller Insurance Policies, and (iv) Seller shall, and shall cause its applicable Affiliates to, use reasonable best efforts to obtain the benefit of the applicable insurance coverage under any applicable Seller Insurance Policy and pay such benefit to Buyer, net of any co-payments or other reasonable out-of-pocket costs and expenses reasonably incurred by Seller and its Affiliates in seeking such insurance proceeds (collectively, “Recovery Costs”). In no event shall Seller be obligated to maintain post-Closing claims-made tail coverage in the Seller Insurance Policies for the Pre-Closing Occurrences. After the Closing, Seller shall not, and shall cause its Affiliates to not, release, commute, buy back or otherwise eliminate (whether in whole or in part) insurance coverage under any of the applicable Seller Insurance Policies with respect to any such Pre-Closing Occurrences.

(c) Notwithstanding anything in Section 4.17(b) to the contrary, with respect to each known Pre-Closing Occurrence as of the Closing potentially covered by a third-party claims-made insurance policy of Seller or its Affiliates (excluding each Target Company, General Partner Entity or Sponsored Fund) (each such policy, a “Seller Claims-Made Policy” and each such claim, a “Covered Known Claim”), Seller shall use reasonable best efforts to obtain insurance coverage for such Covered Known Claim under the Seller Claims-Made Policies as though such Seller Claims-Made Policy were a Seller Insurance Policy and the provisions of Section 4.17(b) shall apply to such Seller Claims-Made Policy mutatis mutandis (including, for the avoidance of doubt, with respect to netting and reimbursement of Recovery Costs).

4.18 Financing. Subject to the other terms and conditions of this Agreement, the Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Equity Financing on the terms and conditions described in the Equity Commitment Letters, including using reasonable best efforts to (x) satisfy, or cause to be satisfied, on a timely basis, any conditions within Buyer’s control to funding in the Equity Commitment Letters and (y) upon satisfaction of the conditions set forth in Article VI (Conditions) (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), consummate the Equity Financing at or prior to the Closing. Upon the reasonable written request of the Seller, Buyer shall provide Seller with a reasonable update of the status of its efforts to arrange the Equity Financing. The Buyer shall promptly notify the Seller in writing (A) if there exists any actual or potential breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to the Equity Commitment Letters, (B) of the receipt by the Buyer or any Sponsor or any of their respective Representatives of any written or oral notice with respect to any potential or actual breach, default, termination or repudiation by any party to the Equity Commitment Letters or (C) if, for any reason, the Buyer no longer believes in good faith that it will be able to obtain all or any portion of the Equity Financing contemplated by the Equity Commitment Letters on the terms described therein. The Buyer shall not consent to (a) any amendment or modification to, or any waiver of any provision under, the Equity Commitment Letters if such amendment, modification or waiver (i) decreases the aggregate amount of the Equity Financing, (ii) imposes new or additional conditions or otherwise expands any of the conditions to the receipt of the Equity Financing or (iii) would otherwise reasonably be expected to (A) prevent, jeopardize or delay the Closing, (B) make the funding of the Equity Financing materially less likely to occur or (C) adversely impact the ability of the Buyer to enforce its rights against the other parties to the Equity Commitment Letters, in each case without prior consent of the Seller. The Buyer shall promptly furnish to the Seller a copy of any amendment, modification, waiver or consent of or relating to the Equity Commitment Letters. The Buyer shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Equity Commitment Letter or in any definitive agreement relating to the Equity Financing.

4.19 FCB License Agreement. Seller shall, and shall cause its Affiliates, to negotiate in good faith and promptly enter into that certain FCB License Agreement (as defined in Section 4.1(b)(iii) of the Seller Disclosure Schedule), and to consummate the FCB Analytical Tools and Data Transfer as referenced in Section 4.1(b)(iii) of the Seller Disclosure Schedule, upon the consummation of the transactions contemplated by that Purchase and Sale Agreement, dated March 18, 2024, by and between First Citizens Global I, Inc., First Citizens Global II, Inc., First Citizens BancShares, Inc., SVB Global Financial, Inc., SVB Global Services India LLP, and SVB Financial Group (the “SVB India Sale”). If the SVB India Sale is not consummated prior to the Closing Date, the Seller shall use its reasonable best efforts to enter into an agreement with First Citizens Bank and/or its applicable Affiliates and the Management Company to provide access to the tools and related data that are subject to the FCB Analytical Tools and Data Transfer until the closing of the SVB India Sale.

4.20 Member Support and Consent Agreement. As soon as commercially practicable after the Execution Date, the Seller shall use reasonable best efforts to obtain, or cause the Management Company to obtain, the execution and delivery of a Member Support and Consent Agreement in substantially the form attached hereto as Exhibit H (with such changes as are agreed by the parties thereto) by each of the requisite members of certain of the General Partner Entities required to effect the Organizational Document Amendments with respect to such General Partner Entities, effective as of the Closing (the “Credit Fund Support Agreements”). The Buyer shall reasonably cooperate in good faith with the Seller to facilitate the receipt of such Credit Fund Support Agreements. In the event that the Client Consent of the applicable Sponsored Funds have been obtained in accordance with Section 4.13 (Client Consents) but the Credit Fund Support Agreements are not executed and delivered and effective as of the Closing, Seller shall effect an alternative arrangement, reasonably acceptable to the Buyer, pursuant to which the applicable General Partner Entities’ entitlements to Carried Interest and capital interest in respect of the Sponsored Funds managed by such General Partner Entities are transferred to the Buyer or its designee. The Seller and the Management Company, as applicable, shall consent to the Organizational Document Amendments as long as such Organizational Document Amendments are substantially consistent with the terms set forth in Exhibits G-1 and G-2.

4.21 Evergreen Hedging Arrangement. Promptly following the date hereof, the Buyer may, in its discretion and (subject to the next sentence) at its sole expense, enter into a Hedging Arrangement to protect against the risk of fluctuations in the prices of publicly traded securities held by the Evergreen Fund during the period between the Execution Date and the Closing Date (the “Evergreen Hedging Arrangement”). Reasonable and documented expenses incurred by the Buyer in connection with entering into the Evergreen Hedging Arrangement (the “Evergreen Hedging Expenses”) shall be subject to payment or reimbursement pursuant to Section 7.3(a)(i) (Termination Fee; Expense Reimbursement) in the event that this Agreement is terminated in the circumstances described in Section 7.3(a)(i) (Termination Fee; Expense Reimbursement). In the event that the Evergreen Hedging Expenses are reimbursed pursuant to Section 7.3(a)(i) (Termination Fee; Expense Reimbursement), to the extent permitted by applicable Law and the terms of the Evergreen Hedging Arrangement, Buyer will use commercially reasonable efforts to cause the Evergreen Hedging Arrangement to be assigned to Seller or its designee for no additional consideration.

ARTICLE V

BANKRUPTCY MATTERS

5.1 Bankruptcy Court Filings.

(a) As soon as reasonably practicable following the Execution Date and in accordance with the Milestones, the Seller shall file, or cause to be filed, any motions, pleadings, notices or proposed Orders necessary or advisable in order to enter the Buyer Protections Order and the Sale Order by the Bankruptcy Court. From the Execution Date until the earliest of (i) the termination of this Agreement in accordance with the terms hereof, (ii) the entry of the Buyer Protections Order or the Sale Order, as applicable and (iii) the Closing Date, the Seller shall continue to pursue the entry of the Buyer Protections Order and the Sale Order by the Bankruptcy Court.

(b) Each of the Seller and the Buyer shall (i) appear in the Bankruptcy Court if reasonably requested by the other Party or required by the Bankruptcy Court in connection with the Transactions and (ii) keep the other reasonably apprised of the status of material matters related to the Agreement, including, upon reasonable request promptly furnishing the other with copies of notices or other communications received from the Bankruptcy Court or any other party with respect to the Transactions.

(c) The Parties shall consult with each other regarding pleadings that any of them intends to file with the Bankruptcy Court in connection with, or which might reasonably affect the Bankruptcy Court’s approval of, the Buyer Protections Order and the Sale Order. The Seller shall promptly provide the Buyer and its outside legal counsel with copies of all notices, filings and orders of the Bankruptcy Court that the Seller has in its possession (or receives) pertaining to the Buyer Protections Order or the Sale Order, or related to any of the Transactions, but only to the extent such papers are not publicly available on the docket of the Bankruptcy Court or otherwise made available to the Buyer and its outside legal counsel. The Seller shall provide draft copies of all material pleadings and documents regarding the Transactions that the Seller intends to file with or submit to the Bankruptcy Court or any governmental authority (including any regulatory authority), as applicable, to counsel to the Buyer as soon as reasonably practicable prior to the date when such Seller intends to file, submit or issue such document, but in no event less than two (2) days (or such shorter period as may be necessary in light of the exigent circumstances) prior to such filing date. The form and substance of any such proposed filing with or submission to the Bankruptcy Court or any governmental authority (including any regulatory authority) shall be reasonably acceptable to the Buyer. The Seller shall not seek any modification to the Buyer Protections Order or the Sale Order by the Bankruptcy Court or any other Governmental Entity of competent jurisdiction to which a decision relating to the Bankruptcy Proceeding has been appealed, in each case, without the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed).

(d) If the Buyer Protections Order or the Sale Order are appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or argument shall be filed with respect to the Buyer Protections Order or the Sale Order), subject to rights otherwise arising from this Agreement, the Seller shall use commercially reasonable efforts to prosecute such appeal, petition or motion and obtain an expedited resolution of any such appeal, petition or motion.

5.2 Buyer Protections Order; Sale Order.

(a) The Buyer and the Seller shall take all actions as may be reasonably necessary to cause each of the Buyer Protections Order and the Sale Order to be issued, entered and become a Final Order, including furnishing affidavits, declarations or other documents or information for filing with the Bankruptcy Court. The Buyer agrees that it will promptly take such actions as are reasonably requested by the Seller to assist in obtaining entry of the Buyer Protections Order, the Sale Order and any other applicable Order(s) of the Bankruptcy Court required to effect the Transactions, including furnishing affidavits, declarations or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of establishing adequate assurance of future performance within the meaning of section 365 of the Bankruptcy Code and demonstrating that the Buyer is a “good faith” buyer under section 363(m) of the Bankruptcy Code.

(b) The Buyer Protections Order shall, among other things, approve the Expense Reimbursement Amount, the Hedging Reimbursement Amount and the Termination Fee. The Sale Order shall, among other things, (i) approve, pursuant to sections 105, 363 and 365 of the Bankruptcy Code, (A) the execution, delivery and performance by the Seller of this Agreement, (B) the sale of the Sale Interests, the Sponsor Commitments and the Seller’s rights and interest in the Carried Interest to the Buyer on the terms set forth herein and free and clear of all Liens (other than Permitted Post-Closing Encumbrances), (C) the performance by the Seller of its obligations under this Agreement, and (D) the assumption and assignment to the Buyer of the Assumed Contracts, (ii) find that (A) the Buyer is a “good faith” buyer within the meaning of section 363(m) of the Bankruptcy Code and (B) the Buyer is not a successor to the Seller and (iii) grant the Buyer the protections of section 363(m) of the Bankruptcy Code.

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligation to Consummate the Transactions. The obligation of each Party to consummate the Transactions is subject to the satisfaction or waiver in writing by the Buyer and the Seller, at or prior to the Closing of each of the following conditions:

(a) Regulatory Approvals and Deliverables. The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated.

(b) Orders. No court, arbitrator, mediator or other Governmental Entity of competent jurisdiction shall have enacted, enforced, entered, issued or promulgated any Order or Law (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(c) Sale Order. The Bankruptcy Court shall have entered the Sale Order, and the Sale Order shall be in full force and effect and not subject to a stay.

6.2 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the Transactions is also subject to the satisfaction or waiver in writing by the Buyer at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The Seller Fundamental Representations (other than the representations and warranties of the Seller set forth in Sections 2.3(a) and 2.3(c)(i) (Capital Structure)) shall be true and correct in all material respects as of the Execution Date and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(ii) The representations and warranties of the Seller set forth in Sections 2.3(a) and 2.3(c)(i) (Capital Structure) shall be true and correct in all respects (other than any de minimis inaccuracy) as of the Execution Date and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (other than any de minimis inaccuracy) as of such earlier date).

(iii) The representations and warranties of the Seller set forth in Section 2.7(a) (Absence of Certain Changes) shall be true and correct in all respects as of the Execution Date.

(iv) Other than the Seller Fundamental Representations and the representations and warranties of the Seller set forth in Section 2.7(a) (Absence of Certain Changes), all other representations and warranties of the Seller set forth in Article II (Representations and Warranties of the Seller) shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect,” contained therein, except that materiality qualifiers will be given effect in any representation or warranty solely to the extent used to define items to be listed on a schedule (such as Contracts material to the business)) as of the Execution Date and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Seller. The Seller shall have performed and complied in all material respects with all covenants required to be complied with and performed by it under this Agreement on or prior to the Closing Date, including satisfaction of all Milestones.

(c) Client Consents. The Seller shall (i) have obtained Client Consents that remain in effect as of the Closing, such that, the Client Deficit Percentage is no greater than 20% and (ii) have provided Seller with reasonable evidence of such Client Consents.

(d) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.

(e) Closing Certificate. The Buyer shall have received at the Closing a certificate signed on behalf of the Seller by a duly authorized officer (solely in his, her or their capacity as such and not in his, her or their personal capacity, and without personal liability), certifying that the conditions set forth in Section 6.2(a) (Representations and Warranties) Section 6.2(b) (Performance of Obligations of the Seller), Section 6.2(c) (Client Consents) and Section 6.2(d) (No Material Adverse Effect) have been satisfied.

6.3 Conditions to Obligations of the Seller. The obligation of the Seller to consummate the Transactions is also subject to the satisfaction or waiver in writing by the Seller at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Buyer set forth in Section 3.1 (Organization, Good Standing and Qualification) and Section 3.2 (Authority; Approval) shall be true and correct in all material respects as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(ii) The other representations and warranties of the Buyer contained in Article III (Representations and Warranties of the Buyer) shall be true and correct (without giving effect to any materiality qualifiers contained therein) as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representation and warranty to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Buyer to consummate the Transactions.

(b) Performance of Obligations of the Buyer. The Buyer shall have performed and complied with each of the covenants required to be complied with and performed by it under this Agreement on or prior to the Closing Date in all material respects.

(c) Closing Certificate. The Seller shall have received at the Closing a certificate signed on behalf of the Buyer by a duly authorized officer of the Buyer (solely in his, her or their capacity as such and not in his, her or their personal capacity, and without personal liability), certifying that the conditions set forth in Section 6.3(a) (Conditions to Obligations of the Seller) and Section 6.3(b) (Conditions to Obligations of the Seller) have been satisfied.

6.4 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 6.2 (Conditions to Obligations of the Buyer) or Section 6.3 (Conditions to Obligations of the Seller), as the case may be, to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of the Buyer and the Seller;

(b) automatically, upon the consummation of an Alternative Transaction, prior to the date on which the Bankruptcy Court enters the Sale Order;

(c) by either the Buyer or the Seller, by giving written notice of such termination to the other Party, if:

(i) the Closing has not occurred by 5:00 p.m., prevailing Eastern time, on the date that is the earlier of (x) 120 days from the date of entry of the Sale Order or (y) 210 days from the Execution Date (the “Termination Date”), which date may be extended by mutual agreement of the Parties or otherwise pursuant to Section 7.1(d)(i) (Seller’s Breach) or Section 7.1(e)(i) (Buyer’s Breach); provided that, if the Closing has not occurred on or before the Termination Date due to a material breach of any covenants or agreements contained in this Agreement by the Buyer or the Seller, as applicable, so as to cause any of the conditions of the other Party, as applicable, set forth in Section 6.1 (Conditions to Each Party’s Obligation to Consummate the Transactions), Section 6.2 (Conditions to Obligations of the Buyer) or Section 6.3 (Conditions to Obligations of the Seller) not to be satisfied, as applicable, then such breaching Party may not terminate this Agreement pursuant to this Section 7.1(c)(i) (Termination Date);

(ii) there is in effect any Law or final non-appealable Order of a Governmental Entity of competent jurisdiction, enjoining or otherwise prohibiting the consummation of the Transactions (it being agreed that the Parties will promptly appeal any adverse determination which is not non-appealable and pursue such appeal in accordance with their respective obligations under this Agreement unless and until this Agreement is terminated pursuant to this Section 7.1 (Termination));

(iii) following the appointment of a trustee or examiner with expanded powers to operate or manage the affairs or reorganization of the Seller, or the dismissal or conversion of the Bankruptcy Proceeding to a case under Chapter 7 of the Bankruptcy Code; or

(iv) (A) the restructuring committee of the Seller’s board of directors determines in good faith, after consultation with outside counsel, that proceeding with the Transactions or failing to terminate this Agreement would be inconsistent with such committee’s fiduciary duties, (B) the Seller makes a public announcement that it intends to accept or pursue an Alternative Transaction or otherwise terminate this Agreement and/or its pursuit of the Transactions in reliance on the provisions of Section 4.16(c) (No Solicitation), (C) the Seller enters into one or more Alternative Transactions, or (D) the Bankruptcy Court approves an Alternative Transaction; provided that, in each case, the Seller may only exercise this termination right prior to the date on which the Bankruptcy Court enters the Sale Order and if it is not then in material breach of any covenant or agreement contained in Section 4.16 (No Solicitation), and provided, further, that Seller and Buyer have engaged in good faith negotiations, to the extent required by Section 4.16 (No Solicitation), to modify the terms and conditions of this Agreement such as to avoid termination;

(d) by the Buyer, upon written notice to the Seller:

(i) in the event of (x) a material breach by the Seller of any representation or warranty or any covenant or agreement contained in this Agreement that would result in any of the conditions set forth in Section 6.1 (Conditions to Each Party’s Obligation to Consummate the Transactions), or Section 6.2 (Conditions to Obligations of the Buyer) not being satisfied if such breach remained uncured as of the Closing or (y) a material breach by the Seller of the Sale Order, and in each such case, such breach is incapable of being cured prior to the Termination Date or, if capable of being cured, such breach has not been cured within twenty (20) days after the giving of written notice by the Buyer to the Seller of such breach; provided that the Buyer is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement; provided, further, that in the event that the Buyer provides such written notice to the Seller within twenty (20) days of the Termination Date, then the Termination Date shall be extended until the end of the twenty (20)-day cure period set forth in this Section 7.1(d)(i) (Seller’s Breach);

(ii) if the Buyer Protections Order or the Sale Order is materially amended, modified or supplemented without the Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) or is voided, reversed or vacated following entry by the Bankruptcy Court of the applicable order (provided that the Buyer shall not be able to terminate this Agreement pursuant to this Section 7.1(d)(ii) (Modification of Buyer Protections Order or Sale Order) if, prior to such termination, the applicable order shall have become a Final Order);

(iii) if (A) any of the Target Companies, General Partner Entities or Sponsored Funds commences a voluntary case under any Bankruptcy Law, consents to the entry of an Order for relief in an involuntary case under any Bankruptcy Law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or similar official for a Target Company, General Partner Entity or Sponsored Fund or all or any portion of its assets or property or effects any assignment for the benefit of creditors, or (B) any court of competent jurisdiction enters a decree or Order for relief in respect of any Target Company, General Partner Entity or Sponsored Fund in any involuntary case under any Bankruptcy Law or for the appointment of a receiver, liquidator, assignee, custodian, trustee or similar official for a Target Company, General Partner Entity or Sponsored Fund or any of its property or assets or for any winding up or liquidation of a Target Company, General Partner Entity or Sponsored Fund, in each case without the prior written consent of the Buyer;

(iv) if (A) the Seller fails to file the Sale Motion and a motion scheduling expedited hearing and shortening the time period for notice of a hearing on the Buyer Protections Order with the Bankruptcy Court by May 3, 2024 (B) the Buyer Protections Order is not entered by May 23, 2024 or (C) the Sale Order is not entered by July 8, 2024;

(v) if the Seller withdraws or seeks to withdraw any motion seeking approval of this Agreement and the Transactions or entry of the Buyer Protection Order or the Sale Order, or files any motion seeking approval of an Alternative Transaction or any restructuring, reorganization, liquidation or winding up, or plan of reorganization or liquidation that is an alternative to and/or materially inconsistent with one or more of the Transactions; or

(vi) the Bankruptcy Court enters an order denying approval of the Transactions;

(e) by the Seller, upon written notice to the Buyer:

(i) in the event of (x) a material breach by the Buyer of any representation or warranty or any covenant or agreement contained in this Agreement that would result in any of the conditions set forth in Section 6.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) or Section 6.3 (Conditions to Obligations of the Seller) not being satisfied if such breach remained uncured as of the Closing or (y) a material breach by the Buyer of the Sale Order, and in each such case, such breach is incapable of being cured prior to the Termination Date or, if capable of being cured, such breach has not been cured within twenty (20) days after the giving of written notice by the Seller to the Buyer of such breach; provided that the Seller is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement; provided, further, that in the event that the Seller provides such written notice to the Buyer within twenty (20) days of the Termination Date, then the Termination Date shall be extended until the end of the twenty (20)-day cure period set forth in this Section 7.1(e)(i) (Buyer’s Breach); or

(ii) (A) if all of the conditions set forth in Section 6.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 6.2 (Conditions to Obligations of the Buyer) have been satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), (B) the Seller has irrevocably confirmed by written notice to the Buyer that (1) all conditions set forth in Section 6.3 (Conditions to Obligations of the Seller) have been satisfied (other than those that, by their nature, are to be satisfied at Closing) or that it would be willing to waive any unsatisfied conditions in Section 6.3 (Conditions to Obligations of the Seller) if the Closing were to occur, and (2) it is ready, willing and able to consummate the Closing and (C) the Buyer fails to consummate the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to

Section 1.3 (Time and Place of Closing); provided, however, that any purported termination by the Buyer pursuant to Section 7.1(c)(i) (Termination Date) shall be deemed to be a termination by the Seller pursuant to this Section 7.1(e)(ii) (Buyer Failure to Close) if the Seller is entitled to terminate this Agreement pursuant to this Section 7.1(e)(ii) (Buyer Failure to Close ) at the time of such termination.

7.2 Effect of Termination; Closing Purchase Price Deposit

(a) In the event of termination of this Agreement pursuant to Section 7.1 (Termination), this Agreement shall become void and of no effect; provided, however, that the provisions set forth in this Section 7.2 (Effect of Termination; Closing Purchase Price Deposit), Section 7.3 (Termination Fee; Expense Reimbursement), Article VIII (Miscellaneous and General) and in the Confidentiality Agreement shall survive the termination of this Agreement; provided, further, that nothing in this Section 7.2 (Effect of Termination; Closing Purchase Price Deposit), shall be deemed to release the Seller from liability for any intentional and material breach of this Agreement prior to termination. Subject to the last sentence of Section 7.2(c), nothing herein shall relieve either Party for Fraud.

(b) If this Agreement is terminated:

(i) pursuant to Section 7.1(e)(i) (Buyer’s Breach); or

(ii) pursuant to Section 7.1(e)(ii) (Buyer Failure to Close);

then the Seller shall retain the Deposit, together with all interest thereon, or if the Deposit has not yet been deposited, the Buyer shall make a payment to the Seller equal to the Deposit Amount within one (1) Business Day of such termination (and the obligation by the Buyer to pay such amount shall survive the termination of this Agreement).

(c) Each of the Parties acknowledges and agrees that the agreements contained in this Section 7.2 (Effect of Termination; Closing Purchase Price Deposit) are an integral part of the Transactions and that, without these agreements, the other Party would not enter into this Agreement. Each of the Parties further acknowledges that the retention by the Seller of the Deposit (or payment to the Seller of the Deposit Amount) is not a penalty, but rather liquidated damages in a reasonable amount that will compensate the Seller, in the circumstances in which the Deposit or the Deposit Amount may be retained by or paid to the Seller for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision; provided that, for the avoidance of doubt, this Section 7.2(c) (Effect of Termination; Closing Purchase Price Deposit) shall not limit the rights of the Seller to pursue a grant of specific performance or other equitable relief pursuant to Section 8.6 (Specific Performance) prior to the termination of this Agreement; provided, however, that in no event will the Seller be entitled to both retention of the Deposit (or receipt of the Deposit Amount) and a grant of specific performance or other equitable relief pursuant to Section 8.6 (Specific Performance). The Parties acknowledge and agree that, in the event this Agreement is validly terminated by the Seller pursuant to Section 7.1 (Termination), the Seller’s sole and exclusive remedies against the Buyer Parties or any of their respective Representatives for any breach, loss or damage under, relating to or arising out of this Agreement or the Transactions, including as a result of the failure of the Transactions to be consummated for any breach or failure hereunder, shall be the retention of the Deposit or right to payment of the Deposit Amount, in each case, to the extent provided under this Section 7.2(c) (Effect of Termination; Closing Purchase Price Deposit), and none of the Buyer Parties or their respective Representatives shall have any further Liability or obligation to any Person relating to or arising out of this Agreement or the Transactions. Notwithstanding anything in this Agreement to the contrary, the Parties further acknowledge and agree that in no event (but excluding for the avoidance of doubt, any amounts payable by the Buyer at the Closing in accordance herewith) shall the aggregate liability of the Buyer and its Affiliates for monetary damages (including damages for fraud (including Fraud) or breach, whether willful, intentional, unintentional or otherwise or monetary damages in lieu of specific performance) under, or related to, this Agreement or the Transactions contemplated hereby, whether or not this Agreement is terminated, and regardless of the reason for any such termination, exceed an amount equal to the Deposit Amount.

(d) If this Agreement is terminated for any reason prior to the Closing other than as contemplated by Section 7.2(b) (Effect of Termination; Closing Purchase Price Deposit), then the Deposit shall be returned to the Buyer and the Seller shall have no further recourse against the Buyer.

(e) The Deposit shall only constitute property of the Seller in the event that such Deposit is released to the Seller by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.

7.3 Termination Fee; Expense Reimbursement.

(a) In consideration for Buyer having expended considerable time and expense in connection with this Agreement and the negotiation thereof and the identification and quantification of assets of the Seller:

(i) if this Agreement is terminated pursuant to Section 7.1(b) (Alternate Transaction), Section 7.1(c)(i) (Failure to Close By the Outside Date), Section 7.1(c)(iii) (Dismissal, Conversion, or Appointment of a Trustee), Section 7.1(c)(iv) (Fiduciary Out), Section 7.1(d)(ii) (Modification of Buyer Protections Order or Sale Order), Section 7.1(d)(iii) (Bankruptcy of Target Company, General Partner Entity, or Sponsored Fund), Section 7.1(d)(vi) (Entry of Order Denying Approval of Transactions), or in the event of termination by the Buyer under Section 7.1(d)(i) (Seller’s Breach) as a result of a material breach by the Seller of Section 4.16 (No Solicitation) or an intentional breach by the Seller of any other representation, warranty, covenant or agreement contained in this Agreement, then the Seller shall, without the requirement of any notice or demand from the Buyer, promptly, but in no event later than three (3) Business Days after the date of such termination of this Agreement, pay or cause to be paid to the Buyer an amount equal to all reasonable out-of-pocket and documented fees and expenses (including fees and expenses of counsel) incurred by the Buyer or its Affiliates in connection with or related to the evaluation, consideration, analysis, negotiation, diligence, documentation, execution, performance and enforcement of this Agreement and the Transactions, in an aggregate amount not to exceed $3,500,000 (the “Expense Reimbursement Amount”);

provided that solely in the event this Agreement is terminated pursuant to Section 7.1(b) (Alternate Transaction) or Section 7.1(d)(i) (Seller’s Breach) as a result of a material breach by the Seller of Section 4.16 (No Solicitation) or an intentional breach by the Seller of any other representation, warranty, covenant or agreement contained in this Agreement, the Seller shall, without the requirement of any notice or demand from the Buyer, promptly, but in no event later than three (3) Business Days after the date of such termination of this Agreement, additionally pay or cause to be paid to the Buyer an amount equal to the Hedging Reimbursement Cost (the “Hedging Reimbursement Amount”); and

(ii) if this Agreement is terminated pursuant to Section 7.1(b) (Alternate Transaction), Section 7.1(c)(iv) (Fiduciary Out), Section 7.1(d)(iii) (Bankruptcy of Target Company, General Partner Entity or Sponsored Fund) or in the event of termination by the Buyer under Section 7.1(d)(i) (Seller’s Breach) as a result of a material breach by the Seller of Section 4.16 (No Solicitation) or an intentional breach by the Seller of any other representation, warranty, covenant or agreement contained in this Agreement, then, in addition to the Expense Reimbursement Amount (and if applicable, the Hedging Reimbursement Amount) payable under Section 7.3(a)(i) (Expense Reimbursement Amount), the Seller shall, without the requirement of any notice or demand from the Buyer, promptly, but in no event later than three (3) Business Days after the date of such termination of this Agreement, pay or cause to be paid to the Buyer the Termination Fee.

(b) Each of the Parties acknowledges and agrees that (i) the agreements contained in this Section 7.3 (Termination Fee; Expense Reimbursement) are an integral part of this Agreement, (ii) in the absence of Seller’s obligations to make these payments Buyer would not have entered into this Agreement, (iii) the Termination Fee, the Expense Reimbursement Amount and the Hedging Reimbursement Amount shall constitute allowed superpriority administrative expense claims pursuant to sections 105(a), 364(c)(1), 503(b), and 507(a)(2) of the Bankruptcy Code with priority over all other administrative expenses of the kind specified in section 503(b) of the Bankruptcy Code and such allowed superpriority administrative expense claim shall be superior in priority to all other similarly situated claims asserted or allowed in the Bankruptcy Proceeding, and (iv) the Termination Fee, the Expense Reimbursement Amount and the Hedging Reimbursement Amount are not a penalty, but rather represent liquidated damages in a reasonable amount that will reasonably compensate Buyer in the circumstances in which the Termination Fee, the Expense Reimbursement Amount and/or the Hedging Reimbursement Amount, as applicable, is payable for the efforts and resources expended and opportunities foregone by Buyer while negotiating and pursuing this Agreement and in reasonable reliance on this Agreement and on the reasonable expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The obligations of the Seller to pay the Termination Fee, the Expense Reimbursement Amount and the Hedging Reimbursement Amount shall survive the termination of this Agreement.

(c) The Parties acknowledge and agree that, in the event this Agreement is validly terminated by the Buyer as set forth in Section 7.3(a) (Termination Fee; Expense Reimbursement), the Buyer’s sole and exclusive remedies against the Seller Parties or any of their respective Representatives for any breach, loss or damage under, relating to or arising out of this Agreement or the Transactions, including as a result of the failure of the Transactions to be consummated for any breach or failure hereunder, shall be the Termination Fee, Expense

Reimbursement Amount and/or the Hedging Reimbursement Amount, as applicable, in each case, to the extent provided under this Section 7.3 (Termination Fee; Expense Reimbursement), and none of the Seller Parties or their respective Representatives shall have any further Liability or obligation to any Person relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, under no circumstances shall the Buyer be permitted or entitled to receive both (i) the remedy of specific performance to cause the Closing and (ii) the payment of the Termination Fee and/or the Expense Reimbursement Amount.

(d) The Seller’s obligation to pay the Expense Reimbursement Amount, the Hedging Reimbursement Amount and the Termination Fee pursuant to this Section 7.3 (Termination Fee; Expense Reimbursement) is subject to approval by the Bankruptcy Court. The Seller shall seek the Bankruptcy Court’s approval of the Expense Reimbursement Amount, the Hedging Reimbursement Amount and the Termination Fee as set forth in this Section 7.3 (Termination Fee; Expense Reimbursement) in the Buyer Protections Order.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1 Survival. The Parties agree that the representations, warranties, covenants or agreements contained in this Agreement will not survive the Closing (other than with respect to Section 1.5 (Closing Statements), Section 2.26 (No Other Representations or Warranties), Section 3.9 (No Other Representations or Warranties) and this Article VIII (Miscellaneous and General)), and none of the Parties will have any liability to each other after the Closing for any claim for breach of such representations, warranties, covenants or agreements, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) in respect thereof, in each case, which may be made, or Action instituted, after the Closing. Notwithstanding the foregoing, the covenants and agreements that by their terms are to be satisfied after the Closing Date shall survive until satisfied in accordance with their terms. At and at all times after the Closing, in no event shall the Buyer, on the one hand, or the Seller, on the other hand, have any recourse against (a) the Seller or any of the Seller Parties, or (b) the Buyer or any of the Buyer Parties, respectively, in each such case, with respect to any representation, warranty, covenant or agreement made by the Seller or the Buyer, as applicable, in this Agreement or in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, except with respect to claims for breaches of covenants and agreements that by their terms are to be satisfied after the Closing Date. Notwithstanding the foregoing, nothing in this Section 8.1 shall limit any claim or Action in respect of Fraud.

8.2 Entire Agreements; Amendment; Waiver. This Agreement and the Transaction Documents represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both the Seller and the Buyer, or in the case of a waiver, by the Party granting the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.3 Expenses. Except as otherwise provided in this Agreement and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

8.4 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means such as “.pdf” or “.jpg” files), each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

8.5 Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, and the obligations, rights and remedies of the Parties shall be determined in accordance with such Laws.

8.6 Specific Performance.

(a) The Parties agree that irreparable damages would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that damages at law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement, and, accordingly, any Party will be entitled to injunctive relief to prevent any such breach, and to specifically enforce the terms and provisions of this Agreement without the necessity of posting bond or other security against it or proving damages, including without limitation specific performance of such covenants, promises or agreements (including to cause the Buyer to consummate the Closing and to make the payments contemplated by this Agreement) or an Order enjoining a Party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement. The rights set forth in this Section 8.6 (Specific Performance) will be in addition to any other rights which a Party may have at law or in equity pursuant to this Agreement.

(b) It is acknowledged and agreed that the Seller shall be entitled to specific performance to (i) cause the payment of the amount equal to the Deposit Amount pursuant to Section 1.2 (Deposit) or Section 7.2(b) (Effect of Termination; Closing Purchase Price Deposit) (as applicable) (which terms shall be included in the terms of the Equity Commitment Letter) and (ii) fully enforce the terms of the Equity Commitment Letter against Sponsor and to cause the Equity Financing to be funded (including by requiring the Buyer to file and litigate one or more lawsuits against Parent in order to fully enforce Parent’s obligations, and the rights of the Buyer thereunder) and to cause the Buyer to effect the Closing in accordance with Section 1.3 (Time and Place of Closing) and pay all amounts that may become due hereunder if (A) all of the conditions in Section 6.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 6.2 (Conditions to Obligations of the Buyer) have been satisfied or waived by the Buyer

(other than those conditions that by their terms are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time)), (B) all of the conditions in Section 6.3 (Conditions to Obligations of the Seller) have been satisfied or waived by the Seller (other than those conditions that by their terms are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time)), (C) the Buyer has not consummated the Closing by the date the Closing is required to have occurred in accordance with Section 1.3 (Time and Place of Closing), (D) the Seller has given irrevocable written notice to the Buyer that the Seller is ready, willing and able to take the actions within its control to consummate the Closing as of such date and within three (3) Business Days thereafter, and (E) the Buyer fails to consummate the Closing on or prior to the third Business Day following the date of delivery of such written notification described in the foregoing clause (E) by the Seller. For the avoidance of doubt, notwithstanding anything in this Agreement (including this Section 8.6 (Specific Performance)) to the contrary, under no circumstances will the Seller, the Target Companies, the General Partner Entities or the Sponsored Funds (collectively with all of their respective Affiliates) be entitled to both monetary damages and a grant of specific performance or other equitable remedies that result in the funding of the Equity Financing and/or the consummation of the Closing by the Buyer.

(c) The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Buyer or the Seller, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Buyer or the Seller, as applicable, under this Agreement all in accordance with the terms of this Section 8.6 (Specific Performance).

8.7 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) Without limiting any Party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court will retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the Transactions, and (ii) any and all proceedings related to the foregoing will be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court for such purposes and will receive notices at such locations as indicated in Section 8.8 (Notices); provided, however, that if the Bankruptcy Proceeding has been closed pursuant to section 350 of the Bankruptcy Code, the Parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the courts of the State of New York located in the City of New York, Borough of Manhattan, for the resolution of any such claim or dispute. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Action brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties hereby consents to process being served by any other Party in any Action by delivery of a copy thereof in accordance with the provisions of Section 8.8 (Notices); provided, however, that such service will not be effective until the actual receipt thereof by the Party being served.

(c) Each Party to this Agreement waives any right to trial by jury in any Action regarding this Agreement or any provision hereof.

8.8 Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier to the Person or entity for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email, as provided in this Section 8.8 (Notices); provided that no out-of-office replies or other automatically generated responses are received or is followed within one Business Day after email by dispatch pursuant to one of the other methods described herein:

To the Seller:

SVB Financial Group

2100 Ross Avenue, 21st Floor

Dallas, TX 75225

Attn: Rafael Petrone

E-mail: rpetrone@svbfg.com

With a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Attn:      James L. Bromley

       Jared M. Fishman

Email Address: bromleyj@sullcrom.com

       fishmanj@sullcrom.com

To the Buyer:

Pinegrove Sierra HoldCo LLC

c/o Pinegrove Capital Partners LLC

2740 Sand Hill Road, Suite 700

Menlo Park, CA 94025

Attn: Brian Laibow

Email: brian@pinegrovecp.com

Pinegrove Sierra HoldCo LLC

c/o Brookfield Sierra HoldCo LLC

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York 10281

Attn: Mark Srulowitz

Email: msrulowitz@brookfield.com

and

Pinegrove Sierra HoldCo LLC

c/o SCHF (M) PV, L.P.

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

Attn: Kevin Kelly

Email: kkelly@schf.com

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attn:     Kenneth M. Schneider

       Neil Goldman

       Andrew Parlen

Email Address:kschneider@paulweiss.com

       ngoldman@paulweiss.com

       aparlen@paulweiss.com

or to such other Person or addressees as may be designated in writing by the Party to receive such notice as provided above; provided, however, that copies shall be provided to outside counsel for convenience only, such copies shall not, in and of themselves, constitute notice and the failure to provide any such copy shall not alter the effectiveness of any notice or other communication otherwise duly made or given.

8.9 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority of competent jurisdiction to be invalid, void or unenforceable, or the application of such provision, covenant or restriction to any Person or any circumstance, is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

8.10 Assignment; Third-Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement will create or be deemed to create any third-party beneficiary rights in any Person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Seller or the Buyer (by operation of law or otherwise) without the prior written consent of the other Party and any attempted assignment without the required consents will be void; provided, however, that (i) the Seller may assign some or all of its rights or delegate some or all of its obligations hereunder to successor entities (including any liquidating trust) pursuant to a Chapter 11 plan confirmed by the Bankruptcy Court without any other Party’s consent and (ii) the Buyer may assign some or all of its rights or delegate some or all of its obligations hereunder to one or more of its Affiliates, to Pinegrove Capital Partners LLC (“Pinegrove”), to one or more of its or Pinegrove’s Affiliates, or to any investment fund or vehicle of or managed by Pinegrove, in each case, without any other Party’s consent; provided that the Buyer shall remain jointly and severally liable with such assignee or designee. No assignment or delegation of any obligations hereunder will relieve the Parties of any such obligations. Upon any such permitted assignment, the references in this Agreement to the Seller or the Buyer will also apply to any such assignee unless the context otherwise requires.

8.11 Non-Recourse. Notwithstanding anything to the contrary herein, (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to, this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party (ii) this Agreement shall be enforceable by any entity that is a successor-in-interest to the Seller in accordance with the effectiveness of a Chapter 11 plan confirmed by the Bankruptcy Court and (iii) with respect to each Party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent or Affiliate of such named Party, shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of a Party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named Party or for any claim based on, arising out of, or related to, this Agreement or the Transactions. The provisions of this Section 8.11 (Non-Recourse) are intended to be for the benefit of, and enforceable by such Parties and each such Person shall be a third-party beneficiary of this Section 8.11 (Non-Recourse).

8.12 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Exhibit, Section or Schedule, such reference shall be to an Exhibit, Section or Schedule to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms defined in the singular have a comparable meaning when used in the plural and vice versa. The rule known as the ejusdem generis rule shall not apply, and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Currency amounts referenced herein are in U.S. Dollars. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmission by email.

(c) All capitalized terms in this Agreement (including the Exhibits and Schedules hereto) shall have the meanings set forth in Exhibit A hereto, except as otherwise specifically provided herein. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first defined or, if no meaning is set forth, the meaning required by the context in which such term is used.

(d) Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. Any agreement or instrument referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and all attachments thereto and instruments incorporated therein.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(f) The Parties drafted this Agreement jointly through the exchange of drafts hereof, so there shall be no presumption or burden of proof favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) The Seller has set forth information in the Seller Disclosure Schedule in a section of such Seller Disclosure Schedule that corresponds to the Section of this Agreement to which it relates. The fact that any item of information is disclosed in any section or sub-section of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section or sub-section to which the relevance of such item is reasonably apparent based on a plain reading of such disclosure. The headings contained in the Seller Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Seller Disclosure Schedule or this Agreement. The Seller Disclosure Schedule is not intended to constitute, and shall not be construed as, an admission or indication that any such fact or item is required to be disclosed. The Seller Disclosure Schedule shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described in this Agreement. Any fact or item, including the specification of any dollar amount, disclosed in the Seller Disclosure Schedule shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement and matters reflected in the Seller Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected herein and may be included solely for informational purposes; and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Seller Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in the Seller Disclosure Schedule is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business. No disclosure in the Seller Disclosure Schedule relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

SELLER:

[SELLER]

By:
Name:
Title:

BUYER:

Pinegrove Sierra HoldCo LLC

By:
Name: Anuj Ranjan
Title: Vice President

[Signature Page to Interest Purchase Agreement]

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Exhibit A.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (i) contains confidentiality and standstill provisions on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Seller to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements) and (ii) does not bar or restrict the Seller, any Target Company, any General Partner Entity or Sponsored Fund from providing a copy of any written Alternative Transaction Proposal or a notice and a description of any oral Alternative Transaction Proposal, or any other information required by Section 4.16 (No Solicitation) to counsel to the Buyer.

“Acquired Seller Plan” has the meaning set forth in Section 2.9(a) (Service Provider Benefits).

“Action” means any civil, criminal or administrative action, suit, demand, claim, complaint, litigation, investigation, review, audit, formal proceeding, arbitration, hearing or other similar dispute.

“Adjusted Revenue Funds” means Strategic Investors Fund V-B, L.P., Strategic Investors Fund V-A Opportunity, L.P., Strategic Investors Fund VI-A, L.P., Strategic Investors Fund VII-A, L.P., Venture Overage Fund, L.P., Strategic Investors Fund VIII-A, L.P., Strategic Investors Fund IX-A, L.P., Strategic Investors Fund X-A, L.P., Sprout Endurance Partners, L.P. and Sprout Endurance Partners II, L.P.

“Advisers Act” has the meaning set forth in the Recitals.

“Advisory Contract” means a Contract, including, where applicable, the governing agreement of a Sponsored Fund, under which the Management Company or General Partner Entity provides investment advisory, investment management, investment sub-advisory or similar services for compensation, and the recipient of such services (including, for the avoidance of doubt, any Sponsored Fund), a “Client”.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person; provided, that for purposes of this Agreement, a Sponsored Fund shall not be deemed an “Affiliate” of a Person merely by virtue of such Person managing or advising such vehicle, or acting as general partner, managing member or in a similar capacity with respect to such vehicle. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding anything to the contrary herein, (a) prior to the Closing, the Target Companies and General Partner Entities shall not be “Affiliates” of the Buyer and (b) following the Closing, the Target Companies and General Partner Entities shall not be “Affiliates” of the Seller.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means (a) any transaction (or series of transactions) involving the direct or indirect sale, transfer or other disposition of all, or a material portion of, the Interests, the Sponsor Commitments and/or the Seller’s rights and interest in the Carried Interest, other than as contemplated by this Agreement, or (b) any other transaction involving the Interests, the Sponsor Commitments or the Carried Interest that is an alternative to and/or materially inconsistent with one or more of the Transactions.

“Alternative Transaction Proposal” means any bona fide inquiry, proposal, offer, bid, term sheet, discussion, or agreement (whether in writing or oral) with respect to an Alternative Transaction.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Asset Financing Facilities” has the meaning set forth in Section 2.17(e) (Sponsored Funds).

“Assigned Contracts” has the meaning set forth in Section 1.6(e) (Assumption and Assignment of Certain Contracts).

“Assignment Notice” has the meaning set forth in Section 1.6(b) (Assumption and Assignment of Certain Contracts).

“Assignor Funds” means each of Capital Preferred Return Fund, L.P., Growth Partners, L.P., Sprout Endurance Partners, L.P., Strategic Investors Fund II, L.P., Strategic Investors Fund III, L.P., Strategic Investors Fund IV, L.P., Strategic Investors Fund V, L.P., Strategic Investors Fund VI, L.P., Strategic Investors Fund VII, L.P., Strategic Investors Fund VIII, L.P., Strategic Investors Fund IX Master, L.P., Strategic Investors Fund X Master, L.P. and any successors or assigns of an Assignor Fund’s rights and obligations set forth in the relevant REF Reinvestment Election Form.

“Assumed Contracts” has the meaning set forth in Section 1.6(a) (Assumption and Assignment of Certain Contracts).

“Bankruptcy Code” means Title 11 of the United States Code.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Bankruptcy Law” means the Bankruptcy Code and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or other similar debtor relief Laws of the United States or any other applicable jurisdiction from time to time in effect.

“Bankruptcy Proceeding” has the meaning set forth in the Recitals.

“Bankruptcy Rules” has the meaning set forth in the Recitals.

“Base Date” means March 31, 2024.

“Base Date Revenue” means, for the Clients collectively, the actual aggregate investment advisory, investment management, sub-advisory, general partner’s share, priority profit share or other similar asset-based recurring fees (but excluding, for the avoidance of doubt, performance-based, incentive or contingent fees (such as Carried Interest), any distribution and servicing fees, securities lending fees, transaction revenues, fund administration fees or any reimbursed expenses) paid by such Clients to the Management Company or a General Partner Entity for the period commencing on April 1, 2023 and ending on March 31, 2024 (provided that (i) for each of the Adjusted Revenue Funds, a proxy for asset-based recurring fees shall be calculated as 0.5% of the aggregate capital commitments of such Adjusted Revenue Funds as of March 31, 2024 and (ii) for each of the Vintage Funds, a proxy for asset-based recurring fees shall be calculated as 1.0% of the lesser of (x) the net asset value as of the most recent quarter and (y) the aggregate capital commitments of such Vintage Fund, and (iii) for CP II, L.P., a proxy for asset-based recurring fees shall be calculated as 2.0% of the lesser of (x) the net asset value as of the most recent quarter and (y) the aggregate capital commitments of CP II, L.P.) (reduced by fee rebates, discounts, offsets or waivers or sub-advisor fees paid (or to be paid) by the Management Company, any Target Company or General Partner Entity to a Person other than a Target Company in respect of such fees, investment advisory, investment management, sub-advisory, general partner’s share, priority profit share or other similar asset-based recurring fees, and net of placement fees paid (or that will be required to be paid) (including pursuant to a placement agent agreement or similar agreement) by the Management Company, any Target Company or General Partner Entity to a Person other than a Target Company or General Partner Entity) in respect of such Clients and the applicable period, in each case, determined reasonably and in good faith by the Management Company, Target Companies and General Partner Entities, and, other than with respect to the treatment of the Adjusted Revenue Funds, the Vintage Funds and CP II, L.P., calculated in accordance with generally accepted accounting standards. For purposes of calculating the Base Date Revenue attributable to any Client which pays investment advisory, investment management, sub-advisory, general partner’s share, priority profit share or other similar asset-based recurring fees in a non-U.S. dollar currency, such Client’s attributable share of the Base Date Revenue shall be calculated in U.S. dollars utilizing the spot rate as of the Base Date of such non-U.S. dollar currency to U.S. dollars.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, required to be contributed to, or with respect to which any potential liability is borne by Seller and its Subsidiaries or the Management Company for the benefit of any Service Provider. Benefit Plans include, but are not limited to, all “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), any multiemployer plans as defined in section 3(37) of ERISA and any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other plans, benefits or remuneration of any kind whether written or unwritten, or funded or unfunded.

“Books and Records” has the meaning set forth in Section 4.11 (Maintenance of Books and Records).

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Business Intellectual Property” means: (i) all Intellectual Property owned or purported to be owned by Target Companies, General Partner Entities and Sponsored Funds and (ii) all Intellectual Property that is used or held for use in or otherwise related to the respective businesses of the Target Companies, General Partner Entities and Sponsored Funds.

“Business IT Systems” means all information technology systems, including all computers, networks, hardware, middleware, firmware, servers, Software, databases, websites and equipment, used to process, store, maintain and operate data, information and functions used in connection with the businesses of the Target Companies, General Partner Entities and Sponsored Funds as currently conducted.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Confidential Information” has the meaning set forth in Section 4.8(b) (Confidentiality).

“Buyer Parties” means, collectively, (i) the Buyer, (ii) each of the current or former Affiliates of the Buyer, and (iii) each of the current or former officers, directors, employees, equityholders, partners, stockholders, members, direct and indirect owners, managers, advisors, predecessors, successors and assigns of any of the Persons described in clause (i) or clause (ii) of this definition, and each of the Affiliates of any of the Persons described in this clause (iii).

“Buyer Protections Order” means an order of the Bankruptcy Court substantially in the form attached as Exhibit E hereto, or otherwise in a form and substance acceptable to the Purchaser.

“Carried Interest” means carried interest, incentive allocations, promote interests or other performance-based profits interests of or in respect of a Sponsored Fund.

“Carried Interest Policy” means the SVB Financial Group Carried Interest Policy, dated September 21, 2023.

“Cash” of the Target Companies or General Partner Entities as of any date means cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents (excluding Restricted Cash), funds in time and demand deposits or similar accounts; provided that Cash shall (without duplication) (x) be increased by checks, drafts and other similar instruments in transit that have been received by, but not deposited into the bank accounts of, the Target Companies, (y) be reduced by the aggregate amount of all checks, drafts and other similar instruments issued and outstanding but uncleared as of such time and (z) exclude any cash items designated for the Sponsor Commitments.

“CEA” has the meaning set forth in Section 2.11(n) (Compliance with Laws; Registrations and Permits).

“CFTC” means the Commodity Futures Trading Commission.

“Chapter 11” means Chapter 11 of the Bankruptcy Code.

“Client” has the meaning set forth in the definition of “Advisory Contract.”

“Client Consent” means the written affirmative consent (or, solely with respect to the Qualified Investors Funds, “negative” consent pursuant to the applicable Fund Documentation) of a Sponsored Fund to the assignment or transfer of general partner interest or carried interest partner interest, or a change of control of the adviser, the manager, the general partner or the carried interest partner with respect to a Sponsored Fund, or the continuation of, or compliance with, its Advisory Contract or Fund Documentation, in each case, resulting from the consummation of the Transactions if and to the extent required by the terms of such Advisory Contract, the applicable Fund Documentation or applicable Law, and in the manner required by the terms of such Advisory Contract, applicable Fund Documentation (including, for the avoidance of doubt, any applicable provisions in any Side Letter (including those elected by way of most favored nations terms) to the extent not otherwise waived) or applicable Law, including obtaining waivers of (or amendments to) any applicable restrictions or provisions contained in the Fund Documentation pertaining to an assignment, change of control, transfer of general partner interest or carried interest partner interest, termination of fund term or similar terms that apply to the Transactions.

“Client Consent Percentage” means a fraction (expressed as a percentage), the numerator of which is the Closing Revenue and the denominator of which is the Base Date Revenue.

“Client Deficit Percentage” means a percentage equal to (a) 95%, minus (b) the Client Consent Percentage; provided, that if the Client Consent Percentage is 95% or greater, then the Client Deficit Percentage shall be 0%; provided, further, that in no event shall the Client Deficit Percentage be higher than 35%.

“Closing” has the meaning set forth in Section 1.3 (Time and Place of Closing).

“Closing Carried Interest Amount” means 54% of payments or other distributions to the Seller from a General Partner Entity (other than the General Partner Entity for Evergreen Fund) in respect of Carried Interest at any time on and after September 30, 2023 and prior to the Closing Date.

“Closing Cash Amount” means an amount in dollars equal to (i) the Cash as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing, minus (ii) the amount of Cash used to pay or repay Indebtedness after 11:59 p.m. Eastern Time on the day immediately preceding the Closing and prior to the Closing.

“Closing Cash Amount Adjustment” means an amount (which may be positive or negative) in dollars equal to (i) the Closing Cash Amount, minus (ii) $3,478,000.

“Closing Date” has the meaning set forth in Section 1.3 (Time and Place of Closing).

“Closing Evergreen Fund Capital Interest Amount” means, 100% of payments or other distributions to the Seller from Evergreen Fund in respect of the applicable Sponsor Commitment at any time on and after September 30, 2023 and prior to the Closing Date.

“Closing Funded Commitment Amount” means an amount equal to the aggregate dollar amount funded by the Seller with respect to the Sponsor Commitments on and after September 30, 2023 and prior to the Closing to Evergreen Fund, QIF 1, QIF 7 and the General Partner Entities with respect to the Seller’s capital commitment therein.

“Closing Indebtedness Amount” means an amount in dollars equal to the Indebtedness as of immediately prior to the Closing.

“Closing Overpayment” has the meaning set forth in Section 1.5(d)(ii) (Closing Statements).

“Closing Payment” has the meaning set forth in Section 1.4(b)(ii) (Deliveries at Closing by the Buyer).

“Closing Post-9/30/23 Non-Evergreen Fund Budgeted Capital Interest Amount” means, solely with respect to amounts up to $26 million in aggregate funded by the Seller on or after September 30, 2023 with respect to the Sponsor Commitments to the General Partner Entities (other than the General Partner Entity for Evergreen Fund), QIF 1 and QIF 7, (i) 100% of payments or other distributions to the Seller from such General Partner Entities in respect of such Sponsor Commitments until the amounts funded by the Seller prior to the Closing Date have been returned in full, plus (ii) 100% of payments or other distributions to the Seller from such General Partner Entities in respect of such Sponsor Commitments until the Seller has received a net internal rate of return of 20% on such funded amounts, plus (iii) 54% of any remaining payments or other distributions to the Seller from such General Partner Entities in respect of such Sponsor Commitments, in each case, at any time on and after September 30, 2023 and prior to the Closing Date.

“Closing Post-9/30/23 Non-Evergreen Fund Excess Capital Interest Amount” means, solely with respect to amounts (if any) in excess of $26 million in aggregate funded by the Seller on or after September 30, 2023 with respect to the Sponsor Commitments to the General Partner Entities (other than the General Partner Entity for Evergreen Fund), QIF 1 and QIF 7, 100% of payments or other distributions to the Seller from such General Partner Entities in respect of such Sponsor Commitments.

“Closing Pre-9/30/23 Non-Evergreen Fund Capital Interest Amount” means, solely with respect to amounts funded by the Seller prior to September 30, 2023 with respect to the Sponsor Commitments to the General Partner Entities (other than the General Partner Entity for Evergreen Fund), QIF 1 and QIF 7, 54% of payments or other distributions to the Seller from such General Partner Entities in respect of such Sponsor Commitments at any time on and after September 30, 2023 and prior to the Closing Date.

“Closing Purchase Price” means (a) (i) $340,000,000, multiplied by (ii) (A) 100% minus (B) the Client Deficit Percentage, plus (b) the Closing Cash Amount Adjustment, plus (c) the Closing Funded Commitment Amount, minus (d) the Closing Carried Interest Amount, minus (e) Closing Pre-9/30/23 Non-Evergreen Fund Capital Interest Amount, minus (f) Closing Post-9/30/23 Non-Evergreen Fund Budgeted Capital Interest Amount, minus (g) Closing Post-9/30/23 Non-Evergreen Fund Excess Capital Interest Amount, minus (h) Closing Evergreen Fund Capital Interest Amount, minus (i) the Closing Indebtedness Amount, plus (j) an amount equal to the Working Capital Overage (based on the Working Capital Estimate), if any, plus (k) an amount equal to the Working Capital Underage (based on the Working Capital Estimate), if any, plus (l) the aggregate amount of Permitted Intercompany Payables settled using amounts that would otherwise be included in Cash after the Execution Date and prior to 11:59 p.m. Eastern Time on the day immediately preceding the Closing, if any, minus (m) the Deposit Amount (to the extent the Deposit has been funded).

“Closing Purchase Price Components” means (i) the Client Deficit Percentage, (ii) the Closing Cash Amount Adjustment, (iii) the Closing Funded Commitment Amount, (iv) the Closing Carried Interest Amount, (v) the Closing Pre-9/30/23 Non-Evergreen Fund Capital Interest Amount, (vi) the Closing Post-9/30/23 Non-Evergreen Fund Budgeted Capital Interest Amount, (vii) Closing Post-9/30/23 Non-Evergreen Fund Excess Capital Interest Amount, (viii) the Closing Evergreen Fund Capital Interest Amount, (ix) the Closing Indebtedness Amount, (x) Closing Working Capital and the resulting Working Capital Overage or Working Capital Underage and (xi) the aggregate amount of Permitted Intercompany Payables actually unpaid and outstanding as of the Closing, if any.

“Closing Revenue” means, as of the date which is ten (10) Business Days prior to Closing (the “Determination Date”): the sum of (i) the Base Date Revenue; less (ii) the aggregate portion of the Base Date Revenue attributable to each Client whose Advisory Contract has been terminated on or following the date hereof or each Closing Revenue Relevant Fund for which Client Consents have not been obtained or have been revoked; less (iii) the aggregate portion of the Base Date Revenue attributable to each Client in respect of which, prior to the Closing, (a) any “key person” or “cause” event has been triggered (disregarding any requirement that a condition precedent of exercising such remedy requires the passage of time, notice and/or opportunity to cure) and (1) would give rise to the dissolution or termination of such Client, the investment period (or equivalent) of such Client or removal of the general partner (or equivalent entity), whether automatically or upon the election of investors therein and (2) the investors therein voted to remove the general partner (or equivalent entity) or terminate the investment period (or equivalent) or the investment period of such Client was terminated automatically, unless, in each case, such “key persons” or “cause” event has been cured or waived in accordance with the applicable Fund Documentation or as part of the applicable Client Consent, or the Buyer has agreed to waive such Event (as defined below) and such Client has not revoked its Client Consent, or (b) a no-fault removal of the general partner (or equivalent entity) or dissolution or termination of such Client has occurred prior to the Closing (each such event described in the foregoing clauses (a) and (b), an “Event”); plus (iv) in respect of any Client that held an initial closing after March 31, 2024, the actual aggregate investment advisory, investment management, sub-advisory, general partner’s share, priority profit share or other similar asset-based recurring fees paid by such Client to the Management Company or any Target Company for the period commencing on the initial closing date of such Client and ending on the Determination Date (and otherwise calculated in the same manner as Base Date Revenue is calculated in respect of a Client) (so long as such Client was not subject to an Event prior to the Closing, and has not revoked its Client Consent prior to the Closing); plus (v) in respect of any Client that had held an initial closing as of March 31, 2024 and has accepted additional commitments from investors after March 31, 2024 but prior to the Determination Date, the actual aggregate investment advisory, investment management, sub-advisory, general partner’s share or other similar asset-based recurring fees paid by such Client in respect of such additional commitments to the Management Company or any Target Company for the period commencing on the initial closing date of such additional commitments and ending on the Determination Date (and otherwise calculated in the same manner as Base Date Revenue is calculated in respect of a Client).

“Closing Revenue Relevant Fund” means each of the Sponsored Funds set forth on Section 4.13 of the Seller Disclosure Schedule.

“Closing Statement” has the meaning set forth in Section 1.5 (Closing Statements).

“Closing Underpayment” has the meaning set forth in Section 1.5(d)(i) (Closing Statements).

“Closing Working Capital” means the Working Capital as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing.

“Code” means the Internal Revenue Code of 1986.

“Company Expenses” means, to the extent unpaid prior to the Closing Date (i) all fees, expenses and other liabilities incurred, paid or payable by the Target Companies, General Partner Entities or Sponsored Funds relating to the Sale Process, including legal, accounting, financial advisory and other advisory, transaction or consulting fees and expenses in connection with the Sale Process (including the Transactions) or (ii) transaction bonuses, retention bonuses, change-in-control payments, contractual or statutory severance or similar payments or benefits payable by any of the Target Companies, General Partner Entities or Sponsored Funds to any current or former director, manager, officer or employee of, or consultant, contractor or other service provider to, any of the Target Companies, General Partner Entities or Sponsored Funds conditioned on the consummation of the transactions contemplated by this Agreement, together with the employer portion of any employment, payroll or other similar Taxes related thereto (calculated as though all such amounts were payable on the Closing Date), but for the avoidance of doubt, excluding any “double-trigger” payments (including amounts payable as a result of any termination of employment or service that occurs on or after the Closing Date due to actions taken by the Buyer or any of its Affiliates after the Closing) and any other bonuses or payments that, in each case, become payable after the Closing or under any arrangement established or entered into as a result of the Buyer’s or any of its Affiliates’ direction.

“Compliance Policies” has the meaning set forth in Section 2.11(i) (Compliance with Laws; Registrations and Permits).

“Confidentiality Agreement” has the meaning set forth in Section 4.8 (Confidentiality).

“Continuing Service Providers” has the meaning set forth in Section 4.7(b) (Service Provider Matters).

“Contract” means any agreement, undertaking, lease, license, contract, note, bond, mortgage, indenture, arrangement or other obligation.

“Covered Known Claim” has the meaning set forth in Section 4.17(c) (Insurance).

“Cure Costs” means monetary amounts that must be paid and obligations that otherwise must be satisfied under section 365 of the Bankruptcy Code in connection with the assumption and/or assignment of any Assumed Contract, as agreed upon by the Parties or determined by the Bankruptcy Court.

“Current Assets” means, as of any date of determination hereunder, the consolidated current assets, (excluding cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts) of the Target Companies and General Partner Entities.

“Current Liabilities” means, as of any date of determination hereunder, the consolidated current liabilities of the Target Companies and General Partner Entities.

“Deferred Funds” has the meaning set forth in Section 4.10(d) (Intercompany Arrangements; Transition Services).

“Deferred Management Fees” has the meaning set forth in Section 4.10(d) (Intercompany Arrangements; Transition Services).

“Deposit” has the meaning set forth in Section 1.2 (Deposit).

“Deposit Amount” has the meaning set forth in Section 1.2 (Deposit).

“Determination Date” has the meaning set forth in the definition of “Closing Revenue”.

“Draft Allocation” has the meaning set forth in Section 4.9(f) (Tax Matters).

“Equitable Exception” has the meaning set forth in Section 2.4(b) (Authority; Approval).

“Equity Commitment Letter” has the meaning set forth in Section 3.6 (Equity Financing; Available Funds).

“Equity Financing” has the meaning set forth in Section 3.6 (Equity Financing; Available Funds).

“Equity Interests” means, with respect to any Person, (a) any shares of common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities, capital stock of such Person or any partnership, limited liability company, membership or similar interests in such Person, (b) any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock, shares, securities or interests, including any option, warrant or other right that would entitle any other Person to acquire any such stock, shares, securities or interests in such Person or (c) or any right that entitles any other Person to share in the equity, profits, earnings, losses or gains of such first Person (including stock appreciation, phantom stock, profit participation or other similar rights), in each case, however described and whether voting or non-voting.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Management Company as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Affiliate Liability” means any obligation, Liability, or expense of Seller or any of its ERISA Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds) which arises under or relates to any Benefit Plan other than an Acquired Seller Plan that is subject to (i) Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or (ii) COBRA or any other statute or regulation that imposes Liability on a “controlled group” basis pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“ERISA Plans” has the meaning set forth in the definition of “Benefit Plan.”

“Escrow Account” has the meaning set forth in Section 1.2 (Deposit).

“Escrow Agent” has the meaning set forth in Section 1.2 (Deposit).

“Escrow Agreement” means an escrow agreement with the Escrow Agent, in a form to be agreed upon by the Buyer and the Seller.

“Estimated Closing Statement” has the meaning set forth in Section 1.5 (Closing Statements).

“Event” has the meaning set forth in the definition of “Closing Revenue.”

“Evergreen Fund” means the Redwood Evergreen Fund, L.P., a Delaware limited partnership.

“Evergreen Hedging Expenses” has the meaning set forth in Section 4.21 (Evergreen Hedging Arrangement).

“Exchange Act” means the Securities Exchange Act of 1934.

“Execution Date” has the meaning set forth in the Preamble.

“Expense Reimbursement Amount” has the meaning set forth in Section 7.3 (Termination Fee; Expense Reimbursement.).

“Final Allocation” has the meaning set forth in Section 4.9 (Tax Matters).

“Final Closing Statement” has the meaning set forth in Section 1.5 (Closing Statements).

“Final Order” means an Order (a) as to which no appeal, leave to appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been timely filed (in cases in which there is a date by which such filing is required to occur), or, if any of the foregoing has been timely filed, it has been disposed of in a manner that upholds and affirms the subject Order in all material respects without the possibility for further appeal thereon, (b) in respect of which the time period for instituting or filing an appeal, leave to appeal, motion for rehearing or motion for new trial shall have expired (in cases in which such time period is capable of expiring), and (c) as to which no stay is in effect.

“Financial Statements” means those financial statements of the Management Company as of March 31, 2024 as provided to the Buyer and attached hereto as Exhibit M.

“First Payment” has the meaning set forth in Section 1.8(a) (Fundraising Payments).

“Form of Investor Consent and Disclosures” has the meaning set forth in Section 4.13(a) (Client Consents).

“Fraud” means, with respect to an express representation and warranty contained in this Agreement or any statement contained in any certificate delivered pursuant to this Agreement, that, at the time such representation and warranty or statement was made, (i) such representation and warranty or statement was materially inaccurate, (ii) a person had actual knowledge of the inaccuracy of such representation and warranty or statement, (iii) in making such representation and warranty or statement a person had the specific intent to induce another person to act or refrain from acting or otherwise deceive another person and (iv) such other person acted in reasonable reliance on such representation and warranty or statement.

“Fund Documentation” means, with respect to each Sponsored Fund, the limited partnership agreement or equivalent organizational document of such Sponsored Fund and any advisory, management or sub-advisory agreements with respect to such Sponsored Fund, together with the subscription agreements for such Sponsored Fund (excluding Side Letters and any Marketing Literature), in each case, that is in effect as of the date of this Agreement.

“Fund Instrument of Assignment” means that certain instrument of assignment, in the form set forth in Exhibit L hereto, with respect to all of the issued and outstanding Equity Interests of each of Evergreen Fund and QIF 7 owned by the Seller, to be executed contemporaneously with the Closing by the Seller.

“Fund Material Event” means (a) the removal of the managing general partner or the general partner (or any other entity, including any investment manager, acting in a similar capacity with respect to any Sponsored Fund) of a Sponsored Fund, (b) the termination or dissolution of a Sponsored Fund, other than following the sale of substantially all of the assets of the Sponsored Fund or in the discretion of such Sponsored Fund’s general partner in accordance with the Fund Documentation, (c) the suspension and early termination of any commitment period or investment period of a Sponsored Fund, (d) the suspension of any withdrawal or redemption rights in respect of a Sponsored Fund or (e) the termination of any Advisory Contract that has a Material Adverse Effect.

“Fundraising Period” has the meaning set forth in Section 1.8 (Fundraising Payments).

“GAAP” means United States generally accepted accounting principles.

“General Partner Entity” is a legal entity identified as such in Exhibit B.

“Government Contract” means any Contract, including any basic ordering agreement, blanket purchase agreement, letter contract, purchase order, task order or delivery order of any kind, and including all amendments, modifications and options thereunder or relating thereto, entered into between a Target Company, General Partner Entity or Sponsored Fund and: (i) any Governmental Entity, university, college, or other educational institution or research center; (ii) any prime contractor or expected prime contractor to any Governmental Entity (in its capacity as such); or (iii) any subcontractor or expected subcontractor (of any tier) with respect to any Contract described in clauses (i) and (ii) of this definition.

“Government Official” means an employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity.

“Governmental Entity” means any federal, state, provincial, municipal, local or non-U.S. government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, court or tribunal; provided that, for the avoidance of doubt, this definition shall not include any Self-Regulatory Organization.

“Governmental Permits” has the meaning set forth in Section 2.11(c) (Compliance with Laws; Registrations and Permits).“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hedging Arrangement” means any hedge, call, swap, collar, floor, cap, option, forward sale or purchase or other contract or similar arrangement (including any obligations to purchase or sell any commodity or security at a future date for a specific price) which is entered into to reduce or eliminate or otherwise protect against the risk of fluctuations in prices or rates.

“Hedging Reimbursement Cost” means up to $2,200,000 of documented fees and expenses incurred by Buyer or its Affiliates in connection with an Evergreen Hedging Arrangement with an initial term ending on or before June 30, 2024; provided that if the Evergreen Hedging Arrangement is extended, the Hedging Reimbursement Cost will be increased by (i) up to $2,200,000 of additional documented fees and expenses incurred in connection with the Evergreen Hedging Arrangement for a period of 45 days following the initial term of the Evergreen Hedging Arrangement (including the cost of extending the Evergreen Hedging Arrangement for such 45 day period), and (ii) up to $2,200,000 (i.e., for a maximum Hedging Reimbursement Cost of up to $6,600,000) of additional documented fees and expenses incurred in connection with the Evergreen Hedging Arrangement following such 45 day period (including the cost of extending the Evergreen Hedging Arrangement following such 45 day period); provided, further, that the Buyer shall provide notice of any such extension to the Seller prior to such extension (provided, however, that failure to provide any such notice shall not in any way limit the Seller’s obligations with respect to the Hedging Reimbursement Amount pursuant to Section 7.3(a)(i) (Termination Fee; Expense Reimbursement).

“Inadvertently Omitted Debtor Contract” has the meaning set forth in Section 1.6(b) (Assumption and Assignment of Certain Contracts).

“Indebtedness” means the following Liabilities of the Target Companies or General Partner Entities: (a) all Liabilities for borrowed money, (b) all Liabilities evidenced by notes, mortgages, bonds, debentures, debt securities, warrants, or other similar instruments, (c) the deferred purchase price of property, securities, assets or services (including earn-outs and similar obligations, post-closing “true-up” or price adjustment obligations, seller notes and similar Liabilities) whether or not contingent, in each case calculated as the maximum amount payable under or pursuant to the applicable obligation, (d) obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar transaction, but only to the extent drawn upon at such time, (e) liabilities under capitalized leases excluding real property leases, (f) severance obligations with respect to any director, officer, employee or other service provider whose employment or service was terminated at any time prior to the Closing, plus the employer portion of any payroll, social security, unemployment and similar Taxes incurred in respect of such obligations, (g) interest rate protection, swap agreements, collar agreements, hedging arrangements, foreign currency exchange agreements and similar agreements and arrangements, (h) unfunded obligations with respect to nonqualified deferred compensation plan, defined benefit pension, termination indemnity, gratuity or similar plans or arrangements, (i) all obligations secured by a Lien on any property of the Target Companies or the General Partner Entities, (j) all Company Expenses; (k) all obligations of a type referred to in clauses (a) through (j) above which a Target Company or General Partner Entity has guaranteed or for which a Target Company or General Partner Entity is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, and (l) all accrued interest, prepayment penalties, make-whole payments and termination or breakage costs or penalties with respect to any indebtedness referred to in clauses (a) through (k) above. Notwithstanding the foregoing, “Indebtedness” shall not include any amounts relating the borrowings or indebtedness in respect of the Subscription Facilities, and shall include any Intercompany Payables (other than the Permitted Intercompany Payables).

“Intellectual Property” means all intellectual property rights arising in any jurisdiction of the world, including in and to any of the following: (a) trademarks, service marks, trade dress, trade names, and other indicia of origin, applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (b) inventions (whether or not patentable), discoveries, improvements, ideas, know-how, formulas, methodology, models, algorithms, systems, processes, technology, patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, re-examinations, extensions and reissues; (c) trade secrets and rights in proprietary confidential information, in each case, to the extent protectable under applicable Law; (d) copyrightable works, works of authorship, Software (including interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data), copyrights, applications and registrations therefor, and renewals, extensions, restorations and reversions thereof and all moral rights thereof; (e) Internet domain names; (f) social media accounts, identifiers and designations; and (g) all other proprietary rights or similar rights recognized in any jurisdiction around the world.

“Intercompany Payables” means all account, note or loan payables recorded on the books of one or more Target Companies or General Partner Entities for goods or services purchased by or provided to the respective businesses of the Target Companies or General Partner Entities, or advances (cash or otherwise) or any other extensions of credit to one or more Target Companies, in each case, from the Seller or any of its Affiliates, whether current or non-current.

“Interests” has the meaning set forth in the Recitals.

“Investment Company Act” has the meaning set forth in Section 2.11(e) (Compliance with Laws; Registrations and Permits).

“IRS” means the Internal Revenue Service.

“Knowledge of the Seller” means the actual knowledge of the individuals set forth on Section 1.1 of the Seller Disclosure Schedule.

“Law” or “Laws” means any law, statute, ordinance, common law, rule, regulation, treaties, constitution, Order or other legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity of competent jurisdiction.

“Lease” means leases, licenses, subleases and sublicenses (including any guaranties with respect thereto) under which a Target Company, General Partner Entity or Sponsored Fund occupies or has the right to occupy real property.

“Liability” means any and all debts, claims, liabilities, obligations, damages, fines, penalties, costs or expenses, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or known or unknown.

“Lien” means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities Laws.

“Management Company” has the meaning set forth in the Recitals.

“Managing Partners” means each of Aaron Gershenberg, Beau Laskey and Sulu Mamdani.

“Marketing Literature” includes all explanatory memoranda, private placement memoranda, offering documents, marketing documents, advertisements, sales literature, pitch books, fact sheets, due diligence questionnaires, track records or other presentations of performance, road show presentations, scheme particulars, key features documents, wrappers and prospectuses relating to any Sponsored Fund or to the services of the Management Company or any Target Company, in each case that were prepared, produced, issued or distributed to prospective or current investors in any Sponsored Fund or prospective or current Clients.

“Material Adverse Effect” means any change, development, circumstance, fact or effect that, individually or taken together with any other changes, developments, circumstances, facts or effects has been or would reasonably be expected to be, materially adverse to (a) the financial condition, assets, liabilities, business operations, results of operations or prospects of the Target Companies, General Partner Entities and Sponsored Funds (taken as a whole) or (b) the ability of the Seller, Target Companies, General Partner Entities or Sponsored Funds to consummate the Transactions (or would prevent, materially delay or materially impair the consummation of the Transactions); provided, however, in the case of clause (a) of this definition, that none of the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect that is occurring, has occurred or would reasonably be expected to occur:

(a) changes, developments, circumstances or facts in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Target Companies, General Partner Entities or Sponsored Funds have operations or their products or services are sold;

(b) changes, developments, circumstances, facts or effects generally affecting the industries, markets or geographical areas in which the Target Companies, General Partner Entities or Sponsored Funds have operations;

(c) the negotiation, announcement, execution, pendency or performance of this Agreement or the Transactions or the Bankruptcy Proceeding, the identity of the Buyer or any of its Affiliates and any communication by the Buyer or any of its Affiliates of its plans or intentions (including in respect of service providers) with respect to any business of the Target Companies, General Partner Entities or Sponsored Funds, including any termination, reduction, loss or threatened loss of, or adverse change, development, circumstance or fact in or with respect to, the relationships of the Seller, the Management Company, Target Companies, General Partner Entities or Sponsored Funds, contractual or otherwise, with their respective customers, clients (including, with respect to the Advisory Contracts, the Sponsored Funds), investors, service providers, labor unions, labor organizations, works councils or similar organizations, suppliers, agents, contractors, partners, employees, distributors, financing sources, partners or similar relationships (provided that this clause (c) shall not apply to the representations and warranties set forth in Section 2.5(b) (Governmental Filings; No Violations), or the condition set forth in Section 6.2(a) (Conditions to Obligations of the Buyer) to the extent relating to such representations and warranties;

(d) changes in or with respect to applicable accounting standards, including GAAP or in any Law of general applicability after the Execution Date;

(e) any failure by the Target Companies, General Partner Entities or Sponsored Funds to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any change, development, circumstance, fact or effect underlying such failure may be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur;

(f) any change, development or effect resulting from acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors (other than cyberattacks), any weather or natural disaster, or any outbreak of illness or other public health event (or any measures taken in response thereto) or any other force majeure event (except to the extent causing any damage or destruction to or rendering unusable any material facility or property of the Target Companies General Partner Entity or Sponsored Fund), whether or not caused by any Person (other than the Target Companies, General Partner Entities, Sponsored Fund or any of their Affiliates or Representatives);

(g)  any actions taken or not taken by the Seller, the Target Companies or General Partner Entities with the Buyer’s prior written consent or at the Buyer’s written instruction; or

(h) (i) any Action approved by, motion made before or orders of the Bankruptcy Court or a court of similar jurisdiction or (ii) the fact that the Seller is operating as a debtor-in-possession under the Bankruptcy Court or a court of similar jurisdiction, provided, however, that, with respect to clauses (a), (b), (d) and (f) of this definition, such changes, developments or effects shall be taken into account in determining whether a “Material Adverse Effect” is occurring, has occurred or would reasonably be expected to occur to the extent it materially disproportionately and adversely affects the Target Companies, General Partner Entities or Sponsored Funds (taken as a whole) relative to other companies or businesses of similar size operating in the geographic markets in which the Target Companies, General Partner Entities or Sponsored Funds have operations (in which case only the incremental disproportionate impact may be taken into account, and then only to the extent otherwise permitted by this definition.

“Material Contract” has the meaning set forth in Section 2.12(a) (Material Contracts).

“Maximum Amount” has the meaning set forth in Section 1.8 (Fundraising Payments).

“Milestones” has the meaning set forth in Section 4.2(c) (Milestones).

“Necessary Consent” has the meaning set forth in Section 1.6(g) (Assumption and Assignment of Certain Contracts).

“Necessary Consent Period” means the period beginning on the Execution Date and ending on the earliest of: (i) the time that the Necessary Consent is obtained, (ii) the closing of the Bankruptcy Proceeding and (iii) the date that is twelve (12) months after the Closing Date.

“New Capital Raised” means the aggregate Specified Fund Commitments during the Fundraising Period (excluding any Specified Fund Commitments withdrawn or defaulted on prior to the date of such calculation, it being understood that once a Post-Closing Payment is made, it shall not be subject to refund or clawback solely because of a withdrawal or default of any Specified Fund Commitments).

“Non-Consenting Client” has the meaning set forth in Section 4.13 (Client Consents).

“Non-Executory Assigned Contracts” has the meaning set forth in Section 1.6(e) (Assumption and Assignment of Certain Contracts).

“OFAC” means the Office of Foreign Assets Control.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Governmental Entity.

“Organizational Document Amendments” means amendments to the Organizational Documents of the Target Companies and General Partner Entities to give effect to the provisions set forth on Exhibit G-1 and Exhibit G-2 attached hereto, in each case in a form to be determined by the Buyer and substantially consistent with the terms set forth in Exhibit G-1 and Exhibit G-2 (subject to compliance with applicable Law).

“Organizational Documents” has the meaning set forth in Section 2.2(b) (Organization, Good Standing and Qualification).

“Parent” has the meaning set forth in Section 3.6 (Equity Financing; Available Funds).

“Parties” or “Party” has the meaning set forth in the Preamble.

“Permit” means all permits, licenses, franchises, variances, exemptions, orders, certifications, registrations and other authorizations, consents and approvals of all Governmental Entities necessary to conduct business.

“Permitted Intercompany Payables” means Intercompany Payables between a Target Company, General Partner Entity or Sponsored Fund, on the one hand, and the Seller or any of its Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds), on the other hand, incurred following the Execution Date and prior to the Closing in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $500,000.

“Permitted Post-Closing Encumbrances” means any Liens that are not expunged, released, discharged or extinguished by the Sale Order (it being understood and agreed that the Sale Order will extinguish Encumbrances on the Sale Interests to the greatest extent permissible under the Bankruptcy Code).

“Permitted Pre-Closing Encumbrances” means (a) any Liens that are expressly permitted by the Sale Order to remain attached to the Sale Interests following the Closing, (b) any Lien on the Sale Interests that will be expunged, released, discharged or extinguished at the Closing by operation of the Sale Order and (c) non-exclusive licenses, covenants not to sue and similar rights granted with respect to Intellectual Property in the ordinary course of business consistent with past practice.

“Person” means any natural person and any corporation, company, partnership (general or limited), unincorporated association (whether or not having separate legal personality), trust or other entity.

“Personal Data” means information that (i) identifies or can be used to identify an individual; and (ii) is defined as “personal data”, “personally identifiable information,” “protected health information” or similar term under applicable Laws relating to privacy, data security or personal information.

“Plan Assets” means “plan assets” within the meaning of the Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

“Portfolio Investments” means (a) the portfolio companies, securities or instruments in which a Sponsored Fund has actually invested, either directly or through intermediate vehicles formed to effectuate such holding, acquisition of or investment in such portfolio companies, or the securities or instruments distributed as a dividend thereon, in a reclassification with respect thereto or in an exchange therefor and (b) the Persons to which a Sponsored Fund has provided financing.

“Post-Closing Payment” has the meaning set forth in Section 1.8(b) (Fundraising Payments).

“Pre-Closing Occurrences” has the meaning set forth in Section 4.17(a) (Insurance).

“Pre-Closing Period” means all taxable years or other taxable periods that end on or before the Closing.

“Pre-Closing Restructuring” has the meaning set forth in the Recitals.

“Privacy and Data Security Laws” means Laws and binding industry standards applicable to the Target Companies, General Partner Entities and the Sponsored Funds relating to privacy, protection, or processing of Personal Data.

“QIF 1” means Qualified Investors Fund, LLC.

“QIF 7” means Qualified Investors Fund VII, LLC.

“Qualified Investors Funds” means (a) Qualified Investors Fund, LLC, (b) Qualified Investors Fund II, LLC, (c) Qualified Investors Fund III, LLC, (d) Qualified Investors Fund IV, LLC, (e) Qualified Investors Fund V, LLC and (f) Qualified Investors Fund VI, LLC.

“Recovery Costs” has the meaning set forth in Section 4.17(b) (Insurance).

“Referee” has the meaning set forth in Section 1.5(c) (Closing Statements). “Related Party” means, when used to indicate a relationship with any Person, (a) any immediate family member of such Person; (b) any Person who serves or served as a director, executive officer, partner, member or in a similar capacity of such Person or any of its Affiliates or (c) any Affiliate of the foregoing or any director, executive officer, general partner or managing member of such Affiliate.

“REF Reinvestment Election Form” means the Reinvestment Election Form by and among the Evergreen Fund, the Seller, Sequoia and the Assignor Funds, dated as of February 8, 2022, as may be amended, supplemented or modified from time to time.

“Related Party Transaction” has the meaning set forth in Section 2.24 (Related Party Transactions).

“Reports” has the meaning set forth in Section 2.11(b)(ii) (Compliance with Laws; Registrations and Permits).

“Representative” of a Person means any officer, director, employee or service provider of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“Restricted Cash” means cash or cash equivalents that (a) are required to be held as cash or cash equivalents by a Target Company or General Partner Entity to satisfy any applicable regulatory or contractual requirements as of such date, (including amounts required to be held for potential margin calls or used as trading collateral); (b) constitute cash security deposits and other cash collateral posted with vendors, landlords and other parties; or (c) a Target Company or General Partner Entity is otherwise restricted from dividending or distributing to its shareholders or other equity interest holders prior to Closing pursuant to applicable Law or Contract, including letters of credit, credit support arrangements, or because such dividend or distribution would be heavily taxed.

“Restructuring” has the meaning set forth in the Recitals.

“Restructuring Order” has the meaning set forth in the Recitals.

“Retained Interests” has the meaning set forth in the Recitals.

“Sale Interests” has the meaning set forth in the Recitals.

“Sale Motion” means the motion seeking approval of the Transactions and entry of the Buyer Protections Order and the Sale Order, in form and substance acceptable to the Buyer, to which this Agreement shall be attached.

“Sale Order” means an order entered by the Bankruptcy Court substantially in the form attached as Exhibit F hereto, or otherwise in a form and substance acceptable to the Buyer.

“Sale Process” means all matters relating to the sale of the Target Companies, General Partner Entities or Sponsored Funds or all or any material portion of the Interests, the Sponsor Commitments and/or the Carried Interest and the review of strategic alternatives with respect thereto, and all activities in connection therewith, including matters relating to (i) the solicitation of proposals from and negotiations with third parties in connection with such sale, or (ii) the drafting, negotiation, execution or consummation of this Agreement or the transactions contemplated hereby.

“SEC” has the meaning set forth in the Recitals.

“Second Payment” has the meaning set forth in Section 1.8(b) (Fundraising Payments).

“Securities Act” means the Securities Act of 1933.

“Security Incident” means any material breach of security, successful phishing incident, ransomware or malware attack or other incident in which Personal Data controlled by any of the Target Companies, General Partner Entities or Sponsored Funds, or any third-party processing Personal Data on behalf of any of the Target Companies, General Partner Entities or Sponsored Funds, was accessed, disclosed or exfiltrated, in each case, in an unauthorized manner.

“Self-Regulatory Organization” means any domestic or non-U.S. securities exchange, commodities exchange, registered securities association, and any other board or body, whether United States or non-U.S., that is charged with the supervision or regulation of brokers, dealers, commodity pool operators, commodity trading advisors, designated contract market or other board of trade, futures exchange, futures commission merchants, electronic communication networks, investment companies or investment advisers.

“Seller” has the meaning set forth in the Preamble.

“Seller Claims-Made Policy” has the meaning set forth in Section 4.19(c) (Insurance).

“Seller Confidential Information” has the meaning set forth in Section 4.8(c) (Confidentiality).

“Seller Disclosure Schedule” has the meaning set forth in Article II (Representations and Warranties of the Seller).

“Seller Fundamental Representations” means Section 2.1 (Ownership of Interests), Section 2.2 (Organization, Good Standing and Qualification), Section 2.3 (Capital Structure), Section 2.4(a) (Authority; Approval) and Section 2.22 (Brokers and Finders).

“Seller Insurance Policies” has the meaning set forth in Section 2.21 (Insurance).

“Seller Parties” means, collectively, (i) the Seller, (ii) each of the current or former Affiliates of the Seller, and (iii) each of the current or former officers, directors, service providers, equityholders, partners, stockholders, members, direct and indirect owners, managers, advisors, predecessors, successors and assigns of any of the Persons described in clause (i) or clause (ii) of this definition, and each of the Affiliates of any of the Persons described in this clause (iii).

“Seller Subscription Facility” means that certain Subscription Facility scheduled as Subscription Facility 2 under Section 2.17(e) of the Seller Disclosure Schedule.

“Seller Tax Group” means any affiliated, consolidated, combined, unitary or similar group for Tax purposes which the Seller or any of its Affiliates is a member, other than such group solely between or among a Target Company, General Partner Entity and their Subsidiaries (if any).

“Seller Trademarks” means any Trademarks owned by the Seller or any of its Affiliates (other than the Target Companies, General Partner Entities or Sponsored Funds) as of the Closing Date, including the Trademarks listed on Exhibit J.

“Sequoia” means Sequoia Capital Fund Management, L.P. and its Affiliates.

“Service Provider” means any current or former service provider (whether full- or part-time and, including any officer) of the Management Company.

“Side Letter” means any agreement or instrument (other than Organizational Documents for the Sponsored Funds) between a Sponsored Fund and/or a General Partner Entity, on the one hand, and any investor of the relevant Sponsored Fund, on the other hand that provides for consideration (whether in the form of payments reimbursement, waivers, reductions, offsets, capacity rights, enhanced liquidity, enhanced transparency or otherwise) to investors or other Persons of any amounts, contingent or otherwise, based on the management or performance of such Fund or that otherwise have the effect or have had the effect of establishing rights under, or altering or supplementing the terms of any other Fund Documentation with respect to that investor, including all amendments, modifications and supplements thereto.

“Similar Laws” has the meaning set forth in Section 2.20 (Plan Assets Matters).

“Software” means all (a) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Specified Acts” means harassment, abuse, discrimination or retaliation of any kind (including, but not limited to, sexual, racial, gender, sexual orientation, disability or age-related harassment, abuse or discrimination).

“Specified Business Conduct Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 (to the extent applicable), and all other applicable anticorruption Laws, (ii) all Laws imposing trade sanctions on any Person, including, all Laws administered by OFAC, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union (including its Member States) and all anti-boycott or anti-embargo Laws and (iii) all Laws relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State.

“Specified Deferred Fees” has the meaning set forth in Section 4.10(d) (Intercompany Arrangements; Transition Services).

“Specified Fund Commitments” means, for each Specified Fund, the aggregate amount of bona fide third-party, full fee-paying capital commitments (excluding capital commitments of any Target Company, General Partner Entity and any Affiliates of the Buyer, or any defaulted third-party commitments) irrevocably accepted by such Specified Fund as of the applicable time of determination of the Specified Fund Commitments.

“Specified Funds” means any fund managed, sponsored or advised by the Management Company or the Buyer or any of their respective Affiliates that (i) (A) would be considered a “successor fund” (or equivalent) to any Sponsored Fund under the Fund Documentation of such Sponsored Fund without considering the impact of the substitution of the Buyer for the Seller as the general partner or the investment manager or (B) for which the Track Record or a material portion thereof is utilized in raising capital for such Specified Fund, and (ii) is launched after the Base Date. For the avoidance of doubt, Specified Funds shall not include any fund managed, sponsored or advised by an Affiliate of the Buyer, the primary investment strategy of which is secondaries transactions, general partner strategies or solutions, or special situations.

“Sponsor Commitment” has the meaning set forth in the Recitals.

“Sponsored Funds” means collectively, the funds, investment vehicles, managed accounts or other investment arrangements (including any parallel vehicles, accounts or arrangements or, where the context so requires, any collateralized loan obligations, business development companies, blank check companies, co-investment vehicles or alternative investment vehicles) now or hereafter, directly or indirectly, launched, formed, managed, sponsored, advised or co-advised in connection with the business of the Target Companies, including by the Management Company, and/or that have the Management Company or a General Partner Entity as their general partner, manager, discretionary investment advisor (and not, for the avoidance of doubt, as investment adviser with no discretionary management authority), discretionary co-advisor, or similar controlling entity (including, for the avoidance of doubt, Qualified Investors Fund, LLC); provided, that “Sponsored Funds” shall not include (i) any Portfolio Investments (or intermediate holding vehicles thereof), (ii) with respect to any employees of the Management Company, any such investment fund, limited partnership, limited liability company, corporation or vehicle, account or arrangement established in connection with such Person’s personal investment and business activities, including the entities established in connection with such Person’s “family office” or (iii) any Benefit Plan; provided, further, that, notwithstanding anything to the contrary in this definition, and in each case except to the extent otherwise expressly specified in this Agreement, for purposes of the representations and warranties set forth in Sections 2.8 (Litigation), 2.15 (Taxes), and 2.23 (Absence of Certain Business Practices) and the covenants and agreements set forth in Section 4.1 (Interim Operations of the Target Companies, General Partner Entities and Sponsored Funds), and for purposes of any other provisions of this Agreement that reference such representations, warranties, covenants or agreements (including, without limitation, the closing conditions set forth in Section 6.2(a) (Representations and Warranties), Section 6.2(b) (Performance of Obligations of the Seller) and the termination right set forth in Section 7.1(d)(i) (Material Breach by the Seller)), QIF 7 shall be deemed to be a “Sponsored Fund”.

“Straddle Period” has the meaning set forth in Section 4.9(a) (Tax Matters).

“Subscription Facilities” has the meaning set forth in Section 2.17(e) (Sponsored Funds).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or equity interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means an Alternative Transaction Proposal that the restructuring committee of the Seller’s board of directors determines in good faith, upon advice of outside counsel, constitutes or could reasonably be expected to result in a Superior Transaction and the failure of the Seller to pursue such Alternative Transaction Proposal would be inconsistent with the fiduciary duties of the members of such board under applicable Law.

“Superior Transaction” means a transaction that the restructuring committee of the Seller’s board of directors determines in good faith, based on the advice of outside counsel would reasonably be expected to be superior for the Seller and its creditors in comparison to the Transactions contemplated under this Agreement, taking into account factors such as the aggregate consideration offered by and conditionality of the respective transactions.

“SVB India Sale” has the meaning set forth in Section 4.19 (FCB License Agreement).

“Target Company” is a legal entity identified as such in Exhibit B.

“Tax” or “Taxes” means, whether disputed or not, any and all U.S. federal, state, local and foreign income taxes, levies, duties, fees and similar governmental charges, including, without limitation, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Contest” has the meaning set forth in Section 4.9(b) (Tax Matters).

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) or any other document supplied or required to be supplied to a Tax authority relating to Taxes.

“Tax Sharing Agreement” has the meaning set forth in Section 2.15(Taxes).

“Taxing Authority” means a Governmental Entity or any subdivision, agency, commission or authority thereof, having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Date” has the meaning set forth in Section 7.1(c)(i) (Termination).

“Termination Fee” means a fee payable as set forth in this Agreement in an amount equal to $15,150,000.

“Track Record” means the investment track record of the Sponsored Funds.

“Trademarks” has the meaning set forth in the Intellectual Property definition.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Organizational Document Amendments, the Fund Instruments of Assignment and all other ancillary agreements to be entered into by, or documentation delivered by, any Party pursuant to this Agreement.

“Transactions” means the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 4.9 (Tax Matters).

“Transition Services Agreement” has the meaning set forth in Section 4.10(e) (Intercompany Arrangements; Transition Services).

“Vintage Funds” mean Strategic Investors Fund, L.P., Strategic Investors Fund II, L.P., Strategic Investors Fund III, L.P., Growth Partners, L.P. and Strategic Investors Fund V-A, L.P.

“Working Capital” means, at any date, all Current Assets minus all Current Liabilities as of such date, as determined in accordance with generally accepted accounting standards.

“Working Capital Overage” means the amount (expressed as a positive number), if any, by which the Closing Working Capital exceeds the Working Capital Target Amount.

“Working Capital Target Amount” means an amount equal to $4,948,000.

“Working Capital Underage” means the amount (expressed as a negative number), if any, by which the Closing Working Capital falls below the Working Capital Target Amount.